As filed with the U.S. Securities and Exchange Commission on March 30, 2015.

Registration No. 333-202391

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RainDance Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3826	20-1596384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

749 Middlesex Turnpike

Billerica, MA 01821

(978) 495-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

S. Roopom Banerjee

President and Chief Executive Officer

RainDance Technologies, Inc.

749 Middlesex Turnpike

Billerica, MA 01821

(978) 495-3300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. Joseph C. Theis Jr., Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Alfred G. Merriweather Chief Financial Officer RainDance Technologies, Inc. 749 Middlesex Turnpike Billerica, MA 01821 (978) 495-3300	Joel L. Rubinstein, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173 (212) 547-5400

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 30, 2015

PRELIMINARY PROSPECTUS

             Shares

Common Stock

This is RainDance Technologies, Inc.’s initial public offering. We are selling              shares of common stock.

We expect the initial offering price to be between $         and $         per share. Currently, no public market exists for the shares. We have applied to list our common stock on the NASDAQ Global Market under the symbol “RAIN.”

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 and may comply with certain reduced public company disclosure standards.

Investing in our common stock involves risks that are described in the “Risk Factors ” section beginning on page 13 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 134 of this prospectus for additional disclosure of compensation payable in connection with this offering.

The underwriters may also exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2015.

BofA Merrill Lynch	Cowen and Company	Evercore ISI

The date of this prospectus is                     , 2015.

ThunderStorm®
Next-Gen Sequencing
Content Enrichment
RainDrop®
Digital PCR
ThunderBolts™
Next-Gen Sequencing
Cancer Panels

RainDance™
Technologies

You should rely only on the information contained in this prospectus or contained in any free writing prospectus we may authorize to be delivered to you. Neither we nor any of the underwriters have authorized anyone to provide any additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of, any additional or different information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

We are the owner of various U.S. federal trademark registrations (®) and registration applications (TM), including the following marks referred to in this prospectus pursuant to applicable U.S. intellectual property laws: “RainDance Technologies®,” “ThunderStorm™,” “RainDrop™” and “ThunderBolts™.” All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes that are included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “RainDance Technologies,” “RainDance,” “the Company,” “we,” “us,” and “our” in this prospectus refer to RainDance Technologies, Inc.

RainDance Technologies, Inc.

Company Overview

We are a commercial-stage company that develops, manufactures and sells proprietary systems, consumables and assays that enable ultra-sensitive detection and analysis of complex genetic diseases in tissue and “liquid biopsies” in life science and translational research settings. Our products enable researchers to enhance the sensitivity, specificity, range of gene content, sample type and workflow while lowering costs of Next Generation Sequencing content enrichment, or NGS, and Digital Polymerase Chain Reaction, or dPCR. We believe the market opportunity for our products is fast growing and will exceed $3 billion by 2018.

We have developed and commercialized a proprietary technology platform, which uses proprietary chemistries and sophisticated microfluidics, which are controlled volumes of miniscule fluids, to create for each sample millions of picoliter-scale droplets, each of which partitions and encapsulates a single molecule biological marker or reaction. Our customers are able to precisely create, control, manipulate, detect and quantitate millions of droplets in a single sample, and thereby enhance the sensitivity, specificity, sample range and workflow while lowering sample costs of NGS and dPCR. We refer to this platform as our digital droplet technology or digital droplet technology platform.

Our product portfolio includes three systems: ThunderStorm, ThunderBolts and RainDrop. Our ThunderStorm and ThunderBolts systems are used by researchers for NGS content enrichment, a method in which DNA is targeted and enriched to enable efficient sequencing. Our RainDrop system is used by researchers for dPCR, a technology approach to directly amplify and quantify nucleic acids. All three of these systems utilize our digital droplet technology and are marketed for research use only and not for use in diagnostic procedures. Our product portfolio also includes proprietary consumables that are used by our various systems and provide us with a significant, recurring revenue stream.

•	ThunderStorm. Our ThunderStorm system, launched in December 2011, is an NGS content enrichment solution for high-volume customers to analyze any region of the genome with any commercially available NGS system through a highly automated, rapid, flexible and low cost process. Our ThunderStorm system is in current use for tissue analysis and liquid biopsy applications in high-volume laboratories for cancer and inherited disease research. Liquid biopsy enables non-invasive, highly accurate genetic analysis by detecting and measuring low levels of circulating genomic material such as DNA, RNA or microRNA in bodily fluids.

•	ThunderBolts. Our ThunderBolts system, launched in February 2015, is an NGS content enrichment solution featuring the flexibility for user defined and predefined panels to target genetic regions of interest. Our ThunderBolts system utilizes elements of our RainDrop system’s architecture. Our ThunderBolts Cancer Panel, launched in April 2014, and our ThunderBolts Myeloid Panel, planned to be launched in April 2015, profile cancer mutations to enable researchers to analyze biopsy, plasma and formalin-fixed-paraffin-enabled, or FFPE, samples. Our predefined ThunderBolts panels are designed with the input of leading medical experts. For example, we assembled an exclusive consortium of hematologic oncology experts to advise us on the design and commercialization of the ThunderBolts Myeloid Panel.

•	RainDrop. Our RainDrop system for dPCR, launched in March 2013, allows our customers to obtain what we believe, based on our industry knowledge of competing PCR and NGS products and technologies, is the industry’s highest sensitivity for genetic analysis of DNA, RNA or microRNA, across a broad range of sample types including tissue, plasma and bodily fluids. Our RainDrop system is used for monitoring of circulating genomic markers as well as for validation of mutations identified by other technologies such as NGS.

Our products facilitate the research and discovery of cell-free genetic targets associated with inherited disease, pathology, and recurrence of cancer and infectious disease through genetic analysis of a broad range of sample types including tissue, plasma and bodily fluids. While the market for liquid biopsy is nascent and we have not yet generated significant revenue from our liquid biopsy applications, our products are currently used by researchers for liquid biopsies, and we believe there is growing demand for such products from translational researchers.

We sell our products to a broad range of customers at many leading institutions around the world. To date, a large portion of our revenue has been derived from our largest customers. For the years ended December 31, 2013 and 2014, our ten largest customers by revenue represented approximately 69% and 76%, respectively, of our total revenue, with one customer, Myriad Genetics, representing 29% of our total revenue in 2013 and 51% of our total revenue in 2014. We sell our products directly to customers through our dedicated sales force in North America and select European markets and through distributors in the rest of the world. As of December 31, 2014, we had an installed base of over 145 systems. Our customers include ten of the top thirty U.S. cancer research centers, such as the Mayo Clinic and Memorial Sloan Kettering Cancer Center and other leading global cancer centers. Our customers also include several of the leading medical genetic centers such as ARUP Laboratories and GeneDx. We also have multiple customers focused on infectious disease research including Johns Hopkins University and the U.S. Centers for Disease Control and Prevention. In addition, our products are used by leading pharmaceutical companies such as Novartis and Merck and large Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratories such as Myriad Genetics and Quest Diagnostics.

We have seen rapid adoption of our ThunderStorm and RainDrop systems, which retail in the U.S. for $250,000 and $125,000, respectively. Our recently launched ThunderBolts system retails in the U.S. for $50,000. We launched our ThunderStorm system in the fourth quarter of 2011 and have sold 57 systems to 22 customers as of December 31, 2014. We estimate that our ThunderStorm systems generate average annual consumable revenue per system of greater than $200,000. We launched our RainDrop system in the first quarter of 2013 and have sold 90 systems to 62 customers as of December 31, 2014. Our RainDrop system generates over $20,000 in average annual consumables revenue per system. For our ThunderStorm and RainDrop systems, we shipped consumable kits to customers corresponding to over 65,000 samples in 2013 and over 161,000 samples in 2014.

Our revenue grew from $17.2 million in 2013 to $30.6 million in 2014. In 2014, 53% of our sales were from consumables. Our gross margins were 51% in 2013 and increased to 58% in 2014. Our net loss was $14.3 million in 2013 and decreased to $8.8 million in 2014.

Company Strategy

Our mission is to ‘democratize’ genetic analysis research with products that enable our customers to detect and analyze complex genetic diseases by ultra-sensitive screening and monitoring of cell-free genomic targets. Our strategy to lead this market transformation is to:

•

Enable Liquid Biopsy with Ultra-Sensitive NGS and dPCR for Translational Research Applications. We believe based on our knowledge of the market that our ThunderBolts and RainDrop systems represent the only platforms featuring both NGS and dPCR to perform ultra-sensitive tissue and liquid biopsy. We will continue to drive adoption and broaden awareness of our ThunderBolts and RainDrop systems for liquid biopsy assay and application developers. We will engage in sustained marketing and sales efforts to educate potential customers of the numerous advantages of our platforms and rapidly growing applications for liquid biopsy research as an alternative to traditional invasive biopsy procedures or imaging techniques that yield lower quality information.

•	Broaden our Assay Menu in Cancer and Infectious Disease to Increase Our Recurring Consumables Revenue. We plan to leverage our core ThunderBolts and RainDrop technology platforms to launch additional predefined disease-focused assays, in a similar manner to our ThunderBolts Cancer Panel and ThunderBolts Myeloid Panel. Beyond cancer research, our focus includes panels for research in infectious disease, immune monitoring and drug targets. In addition, our customers can build self-customizable panels that run on our systems for diverse research applications. We are collaborating with leading cancer centers, translational research institutes and assay development companies to expand the set of applications on our systems to drive consumables revenues. We intend to leverage our relationships with leading medical institutions to assemble consortiums of experts to advise us on the design and commercialization of predefined panels.

•	Establish the RainDrop System as the Gold Standard in Digital PCR. Based on our industry knowledge of competing products and technologies, we will highlight our RainDrop system’s superior capabilities to other PCR and dPCR instruments, as well as successful customer experiences to achieve our goal of making RainDrop the standard for dPCR research of genetic targets associated with cancer and other complex genetic diseases. We intend to collaborate with multiple medical research societies and standard and measurement agencies worldwide, such as the National Institute of Standards and Technology in the U.S., to establish RainDrop dPCR as a reference standard for genetic analysis.

•	Extend the Adoption of our ThunderStorm System in Major Commercial Laboratories. We currently promote our ThunderStorm system as the most powerful research-use platform for NGS content enrichment, and will reinforce our position as a trusted platform partner for high-volume customers. All of our products, including our ThunderStorm system, are currently labeled for research use only, or RUO, and are not for clinical diagnostic use. We plan to list our ThunderStorm system with the U.S. Food and Drug Administration, or the FDA, as a medical device to expand our potential markets for this product beyond research to clinical diagnostic use, although there can be no assurance regarding the timing of such listing. Prior to listing the product, the company has been in the process of establishing a quality system for the manufacturing facility and assuring that the design controls and production processes for the ThunderStorm will be in compliance with the FDA Quality System Regulations, or QSR. We believe that listing our ThunderStorm system with the FDA will provide increased regulatory certainty as the FDA’s policies concerning laboratory tests for analysis of complex genetic diseases continue to evolve as well as provide a competitive advantage compared to other products in the market which are labeled for research use only.

•	Drive Global Expansion. Our initial plan is to focus our direct sales force efforts on continued penetration within the United States, Canada and regions of Europe. We will continue to monitor and strategically pursue other geographic regions for opportunities to expand our direct sales and distribution presence.

•

Grow our Addressable Markets with New Technology Capabilities. We believe our technology is highly versatile and can be applied to address current technological limitations in several other large markets. We intend to continue investing in research for the development of innovative systems, assays and capabilities to expand our market opportunities within and beyond genomics. Leveraging our digital droplet technology platform, we are developing a pipeline of future products and applications for RNA sequencing, genomic structural variant analysis, single cell sequencing, novel approaches to enhance whole genome and exome sequencing, and multiplexed single molecule protein analysis.

Target Markets

Newer technologies such as NGS and dPCR are accelerating the discovery of correlations between the human genome and diseases. We believe the total addressable market for our products will be over $3 billion by 2018. Our addressable market is comprised of existing NGS and PCR research markets, markets enabled by our technology, and markets created by the conversion of competing technologies to our products utilizing our digital droplet technology platform. The conversion of genetic analysis to NGS and dPCR is due to improvements in sensitivity, data density, workflow, and declining costs that enhance accessibility. The high growth in our markets and customers for NGS and dPCR reflects an industry transition from Sanger sequencing, Microarrays, which are a collection of microscopic DNA spots attached to a solid surface and used to measure genotypes or gene expression levels, and real-time PCR, or qPCR, a real-time polymerase chain reaction technique used to amplify and simultaneously quantify a targeted DNA molecule.

NGS Content Enrichment. We believe gene panels provide a targeted and efficient sequencing approach to research only relevant disease mutations. The workflow for targeted gene panels involves sample preparation, content enrichment, and library preparation, followed by NGS to analyze genes or genomic regions of interest. The 2013 Kalorama Report and the 2011 Takeda Pacific Report estimate the total addressable market for NGS content enrichment to be $800 million by 2017, growing at a compound annual growth rate, or CAGR, of approximately 20%. Specific applications and market segments for NGS content enrichment include:

•	Basic Research: Researchers use targeted gene panels to discover and validate new mutations, analyze disease markers and genomic structural variations, assess methylation status, which denotes the addition of a methyl (CH3) group to another molecule, and gene regulation, which is a wide range of mechanisms that are used by cells to increase or decrease the production of specific gene products. The NGS content enrichment research market is expected to be $170 million by 2015, growing at a CAGR of approximately 16% (2011 Takeda Pacific Report).

•	Inherited Diseases Research: Commercial service laboratories and academic genetics centers use targeted gene panels for research into risk assessment of various inherited disorders and hereditary cancers. The NGS content enrichment market for inherited disease research is expected to be approximately $500 million by 2015, growing at a CAGR of approximately 22% (2011 Takeda Pacific Report).

•	Pathology Research: Cancer centers, bio-banks, and pathology laboratories are starting to adopt targeted gene panels to conduct cancer research. However, this research is in need of more sensitive tools to accurately and precisely analyze a multitude of small yet damaging genetic changes that evolve over time across multiple tissue types and organs. The NGS content enrichment market for cancer pathology is expected to be approximately $110 million by 2017, growing at a CAGR of approximately 17% (2013 Kalorama Report).

Digital PCR. dPCR is one of the fastest growing technologies for genetic analysis. The 2013 Kalorama Report and the 2013 Global Industry Analysts Report estimate the global markets addressable by dPCR to be over $3 billion by 2018, growing at a CAGR of approximately 16%. Specific applications and market segments for dPCR include:

•	Basic Research: Academic researchers use dPCR for highly precise analysis of genetic targets and this market is expected to be $400 million by 2018, growing at a CAGR of approximately 65% (2013 Global Industry Analysts Report).

•	Cancer detection and mutation research: Researchers use dPCR to analyze predictive cancer markers and low-frequency mutation recurrence in circulating fluids, and this market is expected to be approximately $1.2 billion by 2017, growing at a CAGR of approximately 12% (2013 Kalorama Report).

•	Viral load research: Viral researchers, infectious disease agencies and commercial service laboratories use dPCR for highly accurate analysis of circulating virus in blood or lymph fluids for diseases such as Human Immunodeficiency Virus, or HIV, and Hepatitis C Virus, or HCV, and this market is expected to be $1.7 billion by 2017, growing at a CAGR of approximately 5% (2013 Kalorama Report).

Limitations of Existing Technologies

Despite advances in genetic analysis, most technologies have struggled to break through the sensitivity and quantitation barriers for tissue or liquid biopsy, which require detection and quantitation of low-level yet important genetic targets such as circulating cell-free biomarkers in bodily fluids. These technologies do not provide the industry with simple tools that can accurately detect multiple mutations in a single assay with absolute precision, streamlined and scalable workflow, fast time-to-answer and low cost.

In particular, existing technologies for genetic analysis, including Sanger, Microarrays, PCR and NGS, face several limitations:

•	Low sensitivity: Current approaches cannot achieve routine single molecule detection and quantitation across multiple markers in a single assay, which are needed for ultra-sensitive measurement of important, low-abundance genetic markers present in heterogeneous tissue and circulating fluids.

•	Lack of multiplexing capability: Most genetic analysis methods, with the exception of NGS and Microarrays, are limited to single genes or a limited number of gene targets in a single assay. Multiplexed genetic analysis solutions, such as our systems, are important because most diseases are demonstrated to be multi-genetic.

•	Limited content flexibility: While Sanger and NGS are designed for de novo sequencing, most other technologies, including Microarrays and PCR, employ “closed” assay designs, are limited to pre-designed content, or are limited to the availability of existing TaqMan assays, which consists of a TaqMan probe and primers to detect specific genetic regions of interest.

•	High sample input: To provide adequate analytical performance and sensitivity, most genetic analysis methods have a high threshold for sample input, which is prohibitive for many sample types such as FFPE.

•	Narrow application range: Many technologies in genetic laboratories are designed for a single use or small range of analysis types, which creates inefficiencies in use of lab space, workflow, technical training, consistency and economies of scale.

•	Time consuming complex workflow: Most genetic analysis technologies such as NGS, Sanger and Microarrays entail multiple time-consuming steps in workflow that are not readily automated.

•	Up-front and running costs: While the cost of genetic analysis continues to decline overall, sample economics for multi-gene panels are expensive at $100’s to $1,000’s per test. Sanger and PCR tests are less expensive, but both feature limited scalability.

The RainDance Solution and Advantage

Our proprietary digital droplet technology platform uses proprietary chemistries and sophisticated microfluidics to create for each sample millions of picoliter-scale droplets, each of which partitions and encapsulates a single molecule biological marker or reaction. Our technology platform enables researchers to precisely create, control, manipulate, detect, and quantitate millions of droplets. Our products lower the industry’s limit of detection compared to our competitors and increase the range of biological targets in a wide variety of sample types which we believe will unlock information previously inaccessible to researchers, while delivering simple workflow, fast turnaround time and lower cost results. Although we have only recently introduced our liquid biopsy applications, we believe it represents an initial and highly attractive application for our technology platform.

We offer several systems and related consumables for use by genetic researchers, all of which are based on our proprietary digital droplet technology platform, which we believe offers the following significant advantages:

•	Ultra-sensitivity: Our technology enables true single molecule detection and analysis that we believe will unlock genetic information previously undetectable in complex and heterogeneous samples including circulating fluids and FFPE. Our technology can detect a single genetic target in a background of 250,000 other molecules, with a lower limit of detection of one in more than 1,000,000. Our technology platform delivers orders of magnitude increase in sensitivity per sample relative to existing technologies.

•	Multiplexing: Our technology enables our products to detect and analyze a broad range of targets in a single sample, from 10 genetic targets using our RainDrop system to hundreds of genetic targets using the ThunderBolts system, and to as many as 20,000 genetic targets using our ThunderStorm system. Higher multiplexing in a single sample, on a single platform, enhances research of complex diseases resulting in higher reproducibility and comparability of data, as well as lower cost per target.

•	Flexible open architecture: Our products are compatible with substantially all NGS systems and PCR chemistries, allowing researchers to leverage the industry’s 30 years and billions of dollars invested in innovation and commercialization of PCR and NGS technologies. As an ‘open source’ platform, our technology addresses pre-designed content limitations of TaqMan assays by allowing researchers to build flexible content and self-customizable panels.

•	Low sample input: Our single molecule detection capabilities allow our products to achieve ultra-sensitivity where the level or concentration of genetic targets is too low to detect with other existing technologies. With minimal starting sample requirements, our technology enables researchers to rapidly and cost-effectively analyze biopsy, plasma and FFPE samples. For NGS, our ThunderBolts and ThunderStorm systems require as little as 10 ng and 250 ng of DNA input, respectively, while our RainDrop dPCR system allows for as little as 3 pg of DNA input.

•	Broad application use: Our products currently enable researchers to perform a range of genetic analysis including sequencing enrichment, genotyping, gene expression, copy number variation, structural variations, and methylation in diseases such as cancer and infectious disease. In the future, we believe our digital droplet technology can be further leveraged to develop new products and applications for RNA sequencing, genome-wide structural variant analysis, single cell sequencing, novel approaches to enhance whole genome and exome sequencing, as well as multiplexed single molecule protein analysis.

•	Simple rapid automated workflow: Our products feature simple, automated systems, software, assays, consumable chips and reagents. Our systems are designed to maximize performance while minimizing time-to-result, labor, and workflow complexity by integrating most steps of NGS and PCR directly into our systems. For example, our RainDrop system delivers results in as little as 7 hours and requires less than one hour of hands-on time.

•	Lower costs: Our products reduce all-in sample costs versus existing genetic analysis and invasive biopsy approaches.

Risks Related to Our Business

Our business, financial condition, results of operations and prospects are subject to numerous risks, including those in the section of this prospectus captioned “Risk Factors” immediately following this prospectus summary. These risks include:

•	We have incurred losses since we were formed and expect to incur losses in the future. We cannot be certain that we will achieve or sustain profitability.

•	Our financial results may vary significantly from quarter to quarter which may adversely affect our stock price.

•	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

•	Our customer base is highly concentrated, and the loss of one or more of our customers could harm our business, results of operations and financial condition.

•	We have limited experience in marketing and selling our products, and if we are unable to successfully commercialize our products, our business and operating results will be adversely affected.

•	We may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

•	We rely on a limited number of suppliers or, in some cases, one supplier, for our products, and may not be able to find replacements or immediately transition to alternative suppliers.

•	If the FDA determines that our products are intended for clinical use, or are marketed with express or implied clinical diagnostic claims, we may be required to obtain regulatory clearance(s) or approval(s) to commercialize our products, and may be required in the interim to cease or limit sales of our products or to recall products in the field, which could materially and adversely affect our business, financial condition and results of operations.

•	If we are unable to protect our intellectual property effectively, our business will be harmed.

•	We expect our stock price may fluctuate significantly and investors may not be able to sell their shares at or above the initial public offering price.

Corporate and Other Information

We were incorporated under the laws of the State of Delaware in 2004. Our principal executive offices are located at 749 Middlesex Turnpike, Billerica, Massachusetts 01821. Our telephone number is (978) 495-3300. We maintain a web site at www.raindancetech.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our web site is not incorporated by reference into this prospectus, and should not be considered to be a part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The principal reasons for undertaking this offering at this time are to create a public market for shares of our common stock and to facilitate our future access to public equity markets. We have no current specific plan for the proceeds, and thus, have not quantified or allocated any specific portion of the net proceeds or range of the net proceeds to any particular purpose. We anticipate that we will use the net proceeds we receive from this offering for general corporate purposes and working capital purposes, including the expansion of our commercial activities and team, continued development of our products and related applications, innovation in next-generation systems based on our digital droplet technology platform, strategic collaborations, enhancement of our manufacturing and administrative support capabilities, and regulatory clearance for our products as appropriate. See the section of this prospectus captioned “Use of Proceeds” for additional information.

Risk factors	See the section of this prospectus captioned “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market trading symbol	“RAIN”

Except as otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 588,799,682 shares of common stock outstanding on an as-converted basis as of December 31, 2014 and excludes:

•	97,479,261 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2014 with a weighted-average exercise price of $0.09 per share;

•	6,374,422 shares of common stock issuable upon the exercise of all outstanding warrants to purchase convertible preferred stock as of December 31, 2014 with an exercise price of $0.1808 per share, which will occur immediately prior to the closing of this offering if elected by the holders in some instances;

•	36,000,000 shares of common stock issuable upon the exercise of common stock warrants outstanding as of December 31, 2014 with an exercise price of $0.05 per share, which will occur immediately prior to the closing of this offering;

•	7,029,402 shares of common stock available for issuance under our RainDance Technologies, Inc. 2005 Employee, Director and Consultant Stock Plan, or the 2005 Plan, as of December 31, 2014. Upon completion of this offering there will be no future awards under the 2005 Plan; and

•	shares of common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, or the 2015 Plan, and shares of common stock reserved for issuance under our 2015 Employee Stock Purchase Plan, or the 2015 ESPP, each of which will become effective in connection with this offering and contain provisions that will automatically increase its respective shares reserved each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, the information in this prospectus:

•	gives effect to our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering;

•	reflects the 1-for- reverse stock split of our common stock effected on , 2015;

•	gives effect to the conversion of all of our outstanding convertible preferred stock as of December 31, 2014 into 578,934,840 shares of common stock, based on the conversion ratio applicable to each series of convertible preferred stock, immediately prior to this offering;

•	assumes no exercise of options or warrants outstanding as of December 31, 2014;

•	assumes the outstanding warrants to purchase convertible preferred stock will convert into warrants to purchase common stock, with the exception of the Company’s outstanding warrants that terminate upon completion of this offering unless previously exercised; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the following summary of consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 from audited consolidated financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. The summary consolidated financial data set forth below should be read together with the consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus captioned “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
($ in thousands, except share and per share data)	2012	2013	2014
Revenue:
Total revenue	$8,599	$17,174	$30,551
Cost of sales	5,059	8,395	12,840

Gross profit	3,540	8,779	17,711

Operating expenses:
Research and development	10,644	8,512	8,455
Sales and marketing	6,392	5,786	7,785
General and administrative	4,774	5,493	7,600

Total operating expenses	21,810	19,791	23,840

Loss from operations	(18,270)	(11,012)	(6,129)
Other income (expense):
Interest income	8	9	10
Interest expense	(1,999)	(2,990)	(2,808)
Other income (expense)	111	(341)	78

Other (expense), net	(1,880)	(3,322)	(2,720)

Net loss	$(20,150)	$(14,334)	$(8,849)

Net loss attributable to common stockholders—basic and diluted (1)	$(20,150)	$(14,334)	$(8,849)

Net loss per share attributable to common stockholders—basic and diluted (1)	$(5.05)	$(3.53)	$(1.21)

Weighted-average number of shares of common stock used in net loss per share attributable to common stockholders—basic and diluted (1)	3,988,087	4,063,995	7,340,406

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (2)			$(0.02)

Weighted-average number of shares of common stock used in pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (2)			576,496,997

(1)	See Note 2 to our consolidated financial statements for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(2)	Weighted-average shares of common stock used in pro forma net loss per share attributable to common stockholders is computed using the weighted-average number of shares of common stock outstanding at the end of the period after giving effect to the conversion of all outstanding preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented, or the date of issuance, if later.

	As of December 31, 2014
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Cash and cash equivalents	$33,551	$33,551
Working capital (3)	28,127	28,127
Total assets	50,174	50,174
Deferred revenue	12,283	12,283
Long-term notes payable	20,705	20,705
Accumulated deficit	(132,958)	(132,768)
Stockholders’s (deficit) equity	(111,734)	10,018

(1)	The Pro Forma amounts included in this table reflect the assumed conversion of all outstanding shares of preferred stock into shares of common stock and the outstanding liability classified warrants to purchase convertible preferred stock will automatically convert into warrants to purchase common stock, with the exception of the Company’s outstanding liability classified warrants that terminate upon a deemed liquidation event or an IPO, upon the completion of the proposed offering, as if such event occurred as of December 31, 2014.
(2)	The Pro Forma As Adjusted amounts included in this table reflect the pro forma adjustments discussed above as further adjusted to reflect the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash, working capital (excluding deferred revenue), total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Working capital represents the excess of total current assets over total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, which we believe are the material risks associated with our business and this offering. If any of the following risks were to materialize, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment. In assessing these risks, you should also refer to all of the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to our Business

We have incurred losses since we were formed and expect to incur losses in the future. We cannot be certain that we will achieve or sustain profitability.

We incurred net losses of $20.2 million, $14.3 million and $8.8 million for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2012, 2013 and 2014, we had an accumulated deficit of $109.8 million, $124.1 million and $133.0 million, respectively. We cannot predict if we will achieve sustained profitability in the near future or at all. We expect that our losses will continue at least through December 31, 2016 as we plan to invest significant additional funds toward expansion of our commercial organization and the development of our products and related applications. In addition, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. These increased expenses will make it harder for us to achieve and sustain future profitability. We may incur significant losses in the future for a number of reasons, many of which are beyond our control, including the other risks described in this prospectus, the market acceptance of our products, future product development and our market penetration and margins.

Our quarterly and annual operating results and cash flows have fluctuated in the past and might continue to fluctuate, causing the value of our common stock to decline substantially.

Numerous factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual operating results. These fluctuations may make financial planning and forecasting difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively affect our business and prospects. In addition, one or more of such factors may cause our revenue or operating expenses in one period to be disproportionately higher or lower relative to the others. As a result, comparing our operating results on a period-to-period basis might not be meaningful. You should not rely on our past results as indicative of our future performance. Moreover, our stock price might be based on expectations of future performance that are unrealistic or that we might not meet and, if our revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

Our operating results have varied in the past. In addition to other risk factors listed in this section, some of the important factors that may cause fluctuations in our quarterly and annual operating results include:

•	the timing of receipt of new system orders from customers for our ThunderStorm, ThunderBolts and RainDrop systems;

•	adoption of our technology platform and products by customers;

•	the rate of utilization of consumable supplies by our customers; and

•	the utilization of our products by Myriad Genetics, Inc., or Myriad.

In addition, a significant portion of our operating expense is relatively fixed in nature, and planned expenditures are based in part on expectations regarding future revenue. Accordingly, unexpected revenue shortfalls might decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

If we are unable to maintain adequate revenue growth or do not successfully manage such growth, our business and growth prospects will be harmed.

We have experienced significant revenue growth in a short period of time. We may not achieve similar growth rates in future periods. Investors should not rely on our operating results for any prior periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline. To effectively manage this and our anticipated future growth, we must continue to maintain and enhance our financial, accounting, manufacturing, customer support and sales administration systems, processes and controls. Failure to effectively manage our growth could lead us to over-invest or under-invest in development, operational, and administrative infrastructure, result in weaknesses in our infrastructure, systems, or controls, give rise to operational mistakes, losses, loss of customers, productivity or business opportunities, and result in loss of employees and reduced productivity of remaining employees.

Our growth could require significant capital expenditures and might divert financial resources from other projects such as the development of new products and services. As additional products are commercialized, we may need to incorporate new equipment, implement new technology systems, or hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products, and could damage our reputation and the prospects for our business.

If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected and we might be unable to implement our business strategy. The quality of our products and services might suffer, which could negatively affect our reputation and harm our ability to retain and attract customers.

Our revenue is generated from a limited number of customers, and the loss of one or more of our clients or the failure to retain a significant amount of business from them could adversely affect our business, results of operations and financial condition.

Our customer base is highly concentrated. For the years ended December 31, 2012, 2013 and 2014, our ten largest customers by revenue represented approximately 70%, 69% and 76%, respectively, of our total revenue, with one customer, Myriad, representing 51% of our total revenue in 2014. We expect that a relatively small number of customers will continue to account for a significant portion of our revenue for the foreseeable future. The current term of the commercial supply agreement we have with Myriad ends April 2018; however, Myriad may terminate the agreement on twelve (12) months prior written notice. The loss of one or more of our customers, including the loss of Myriad or any of our larger customers, whether through expiration or termination of an agreement, acquisitions, consolidations, bankruptcies or otherwise, or the failure to retain a significant amount of business from our customers, could harm our business, results of operations and financial condition.

Our future success is dependent upon our ability to expand our customer base, to establish our technology platform and products as industry-standards and to introduce new applications and systems.

We introduced ThunderStorm in the fourth quarter of 2011, ThunderBolts in February 2015 and RainDrop commercially in the first quarter of 2013 and have achieved initial market penetration with leading cancer research centers, medical genetic centers, infectious disease research centers, pharmaceutical companies, and commercial service laboratories. Our success will depend, in part, upon our ability to increase our market penetration among these customers, to generate adoption of our technology platform by leading institutions and opinion leaders as the platform of choice for ultra-sensitive genetic analysis and content enrichment, and to expand our market by developing, and by fostering the development by our customers of, new applications, systems and applications for our products. These efforts require substantial time and expense. Any failure to expand our existing customer base, establish our technology platform and products or launch new applications, systems and applications, would adversely affect our ability to improve our operating results.

The liquid biopsy market and other emerging market opportunities may not develop as quickly as we expect, limiting our ability to successfully market and sell our products.

We intend to expand the application of our technologies to emerging market opportunities. For example, we have recently entered into the liquid biopsy market. Emerging market opportunities, such as the liquid biopsy market, could take several years to develop and mature, and we cannot be certain that these market opportunities will develop as we expect. The future growth of emerging markets for our products depends on many factors beyond our control, including recognition and acceptance of our applications by the scientific community and the growth, prevalence and costs of competing methods of genomic analysis. For example, the growth of the liquid biopsy market is dependent on acceptance of liquid biopsy as an alternative to traditional invasive or imaging techniques.

If these markets do not develop as we expect, our business may be adversely affected. Our success in these markets will also depend to a large extent on our ability to successfully market and sell products in these markets using our technologies. If we are not able to successfully market and sell our products or to achieve the revenue or margins we expect, our operating results may be harmed and we may not recover our product development and marketing expenditures.

Our sales cycle is lengthy and variable, which makes it difficult for us to forecast revenue and other operating results.

Our sales process involves numerous interactions with multiple individuals within an organization, and often includes in-depth analysis by potential customers of our products, preparation, writing and submitting of grants, processing of extensive documentation and a lengthy review process. Our customers’ evaluation process involves a number of factors, many of which are beyond our control. As a result of these factors, the large capital investment required to purchase our systems and the budget cycles of our customers, the time from initial contact with a customer to our receipt of a purchase order can vary significantly.

Our sales cycle also varies significantly by product. We believe that the current sales cycle for RainDrop is typically three to six months, and ThunderStorm is typically six to twelve months. While still early in our launch, we believe the sales cycle for our ThunderBolts system will be similar to that of our RainDrop system, though our existing RainDrop system installed base will have immediate access to predefined or user-defined ThunderBolts panels. Given the length and uncertainty of our sales cycle, we have in the past experienced, and likely will in the future experience, fluctuations in our system and consumables sales on a period-to-period basis. In addition, any failure to meet customer expectations could result in customers choosing to retain their existing systems, use existing assays not requiring capital equipment or to purchase systems other than ours.

The NGS content enrichment and dPCR markets are highly competitive. If we fail to effectively compete, our business, financial condition and operating results will suffer.

We face significant competition in the NGS content enrichment and dPCR markets. We currently compete with both established and early stage companies that design, manufacture and market systems and consumable supplies. We believe our principal competitors in the NGS content enrichment market are Agilent Technologies Inc., Illumina, Inc. and Qiagen N.V. and our principal competitor in the dPCR market is Bio-Rad

Laboratories, Inc. In addition, there are a number of new market entrants in the process of developing novel technologies for the NGS content enrichment and dPCR markets.

Most of our current competitors are either publicly traded, or are divisions of publicly-traded companies, and enjoy a number of competitive advantages over us, including:

•	greater name and brand recognition;

•	substantially greater financial and human resources;

•	broader product lines;

•	larger sales forces and more established distributor networks;

•	substantial intellectual property portfolios;

•	larger and more established customer bases and relationships; and

•	better established, larger scale, and lower cost manufacturing capabilities.

We believe that the principal competitive factors in all of our target markets include:

•	cost of capital equipment and supplies;

•	reputation among customers;

•	innovation in product offerings;

•	flexibility and ease of use;

•	accuracy and reproducibility of results; and

•	compatibility with existing laboratory processes, tools and methods.

We cannot assure investors that our products will compete favorably or that we will be successful in the face of increasing competition from new products and technologies introduced by our existing competitors or new companies entering our markets. In addition, we cannot assure investors that our competitors do not have or will not develop products or technologies that currently or in the future will enable them to produce competitive products with greater capabilities or at lower costs than ours. Any failure to compete effectively could materially and adversely affect our business, financial condition and operating results.

Risks Related to the Development and Commercialization of our Products

We may not be able to develop new products or enhance the capabilities of our systems to keep pace with competition and rapidly changing technology and customer requirements, which could have a material adverse effect on our revenues, operating results and business.

Our success depends on our ability to develop new products and applications for our technology in existing and new markets, while improving the performance and cost-effectiveness of our systems. New technologies, techniques or products could emerge that might offer better combinations of price and performance than our current or future products. Existing markets for our products are characterized by rapid technological change and innovation. It is critical to our success that we anticipate changes in technology and customer requirements and successfully introduce new, enhanced and competitive technologies to meet our customers’ and prospective customers’ needs on a timely and cost-effective basis. At the same time, however, we must carefully manage the introduction by us of new products. If customers believe that such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also have excess or obsolete inventory of older products as we transition to new products and our experience in managing product transitions is very limited. If we do not successfully innovate and introduce new technology into our product lines or manage the transitions to new product offerings, we may not remain competitive and our revenues, results of operations and business will be adversely impacted.

Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Some of our competitors have greater financial and personnel resources, a more established customer base, and more regulatory experience than we do. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies.

If we do not successfully manage the development and launch of new products, our financial results could be adversely affected.

We face risks associated with launching new products and with undertaking to comply with regulatory requirements for products that will be developed, manufactured, and tested as medical devices. If we encounter development or manufacturing challenges or discover errors during our product development cycle, the product launch date(s) may be delayed. The expenses or losses associated with unsuccessful product development or launch activities or lack of market acceptance of our new products could adversely affect our business or financial condition.

Undetected errors or defects in our products could harm our reputation, decrease market acceptance of our products or expose us to product liability claims.

Our products may contain undetected errors or defects when first introduced or as new versions are released. Disruptions or other performance problems with our products may damage our customers’ businesses and could harm their and our reputation. If that occurs, we may incur significant costs, the attention of our key personnel could be diverted, or other significant customer relations problems may arise. We may also be subject to warranty and liability claims for damages related to errors or defects in our products. In addition, if we do not meet applicable regulatory or quality standards, our products may be subject to recall. A material liability claim, recall or other occurrence that harms our reputation or decreases market acceptance of our products could harm our business and operating results.

The sale and use of products, or services based on our products, could lead to the filing of product liability claims if someone were to allege that one of our products contained a design or manufacturing defect which resulted in the failure to adequately perform the analysis for which it was designed or resulted in death or injury or failure to identify a condition leading to death or injury. A product liability claim could result in substantial damages and be costly and time consuming to defend, either of which could materially harm our business or financial condition. We cannot assure investors that our product liability insurance would adequately protect our assets from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing insurance coverage in the future.

We expect to generate a substantial portion of our revenue internationally in the future and can become further subject to various risks relating to our international activities, which could adversely affect our business, operating results and financial condition.

During 2014, approximately 12% of our revenue was generated from sales to customers located outside of North America. We believe that a substantial percentage of our future revenue will come from international sources as we expand our overseas operations and develop opportunities in additional areas. Engaging in international business involves a number of difficulties and risks, including:

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	difficulties and costs of staffing and managing foreign operations;

•	difficulties protecting or procuring intellectual property rights;

•	required compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, data privacy requirements, labor laws and anti-competition regulations;

•	export or import restrictions;

•	laws and business practices favoring local companies;

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability; and

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers.

Historically, most of our revenue has been denominated in U.S. dollars. In the future, we may sell our products and services in local currency outside of the United States. As our operations in countries outside of the United States grow, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. For example, if the value of the U.S. dollar increases relative to foreign currencies, in the absence of a corresponding change in local currency prices, our revenue could be adversely affected as we convert revenue from local currencies to U.S. dollars. If we dedicate significant resources to our international operations and are unable to manage these risks effectively, our business, operating results and financial condition will suffer.

If we are unable to recruit, train, retain and motivate key personnel, we may not achieve our goals.

Our future success depends on our ability to recruit, train, retain and motivate key personnel, including our senior management, research and development, manufacturing and sales and marketing personnel. Competition for qualified personnel is intense. Our growth depends, in particular, on attracting and retaining highly-trained sales personnel with the necessary scientific background and ability to understand our systems at a technical level to effectively identify and sell to potential new customers and develop new products. Because of the complex and technical nature of our products and the dynamic market in which we compete, any failure to attract, train, retain and motivate qualified personnel could materially harm our operating results and growth prospects.

Our business depends, in part, on levels of research and development spending by leading cancer research centers, medical genetic centers, infectious disease research centers, pharmaceutical companies, and commercial service laboratories, a reduction in which could limit demand for our products and adversely affect our business, operating results and financial condition.

In the near term, we expect that our revenue will be derived primarily from sales of RainDrop and ThunderStorm systems and related consumables to leading cancer research centers, medical genetic centers, infectious disease research centers, pharmaceutical companies, and commercial service laboratories for research and other applications. The demand for our products will depend, in part, upon the research and development budgets of these customers, which are impacted by factors beyond our control, such as:

•	changes in government programs that provide funding to research institutions and companies;

•	macroeconomic conditions and the political climate;

•	changes in the regulatory environment;

•	differences in budgetary cycles;

•	market-driven pressures to consolidate operations and reduce costs; and

•	market acceptance of relatively new technologies, such as ours.

Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of capital or operating expenditures, could materially and adversely affect our business, operating results and financial condition.

We have limited experience in marketing and selling our products, and if we are unable to successfully commercialize our products, our business and operating results will be adversely affected.

We have limited experience marketing and selling our products. We sell all our products for research use only, through our own sales force in North America and through a combination of our own sales force and third-party distributors in additional major markets, such as the European Union and Asia, including China and Japan. In the future, we intend to establish distributor relationships in other parts of the world.

The future sales of our products will depend in large part on our ability to effectively market and sell our products, successfully manage and expand our sales force, and increase the scope of our marketing efforts. Because we have limited experience in marketing and selling our products, our ability to forecast demand, the infrastructure required to support such demand and the sales cycle to customers is unproven. If we do not build an efficient and effective sales force targeting the NGS content enrichment and dPCR markets, our business and operating results will be adversely affected.

We may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We have been manufacturing and assembling our ThunderStorm system in commercial quantities since the fourth quarter of 2011, RainDrop since the first quarter of 2013 and ThunderBolts since February 2015. We outsource production of our RainDrop Source, RainDrop Sense and ThunderBolts systems to a third party. We may encounter unforeseen situations that would result in delays or shortfalls in our production as well as delays or shortfalls caused by an outsourced manufacturing supplier and by other third-party suppliers who manufacture consumable chips and components for our products. In addition, our production processes and assembly methods may have to change to accommodate any significant future expansion of our manufacturing capacity. If we are unable to keep up with demand for our products, our revenue could be impaired, market acceptance for our products could be adversely affected and our customers might instead purchase our competitors’ products. Our inability to successfully manufacture our products would have a material adverse effect on our operating results.

We rely on a limited number of suppliers or, in some cases, one supplier, for some of our materials and systems, and may not be able to find replacements or immediately transition to alternative suppliers, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

We rely on certain sole suppliers, including Sony DADC Austria AG, for the consumable chips that are supplied with RainDrop, ThunderBolts and ThunderStorm, and we rely on Sigma-Aldrich for certain reagents that are used in the development of gene libraries for use with ThunderStorm. An interruption in our operations could occur if we encounter delays or difficulties in securing these materials, or if the quality of the products, components, or materials supplied do not meet our requirements, or if we cannot then obtain an acceptable substitute. The time and effort required to qualify a new supplier could result in additional costs. Any such interruption could significantly affect our business, financial condition, results of operations and reputation. We rely on Coghlin Companies, or Coghlin, as the sole outsourced manufacturer of the RainDrop Source, RainDrop

Sense and ThunderBolts instruments. Any disruption in Coghlin’s operations or inability to maintain quality standards could impact the supply chain of our systems and our business, financial condition, results of operations and reputation could be adversely affected.

We believe that only a small number of suppliers are currently capable of supplying materials and servicing the systems necessary for our operations. The use of materials and systems furnished by these replacement suppliers would require us to alter our operations. Transitioning to a new supplier would be time consuming and expensive, may result in interruptions in our operations, could affect the performance specifications of our products or could require that we revalidate the materials and systems. There can be no assurance that we will be able to secure alternative materials and systems, and bring such materials and systems on line and revalidate them without experiencing interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the materials and systems we require for our products, our business, financial condition, results of operations and reputation could be adversely affected.

If we cannot provide quality technical and applications support, we could lose customers and our business and prospects will suffer.

The placement of our products at new customer sites, the introduction of our technology into our customers’ existing laboratory workflows and ongoing customer support can be complex. Accordingly, we need highly trained technical support personnel. Hiring technical support personnel is very competitive in our industry due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our systems at a technical level. To effectively support potential new customers and the expanding needs of current customers, we will need to substantially expand our technical support staff. If we are unable to attract, train or retain the number of highly qualified technical services personnel that our business needs, our business and prospects will suffer.

Risks Related to Government Regulation and Product Reimbursement

If the FDA determines that our research use only products are intended for clinical use, or are marketed with express or implied clinical diagnostic claims, we may be required to obtain regulatory clearance(s) or approval(s) to commercialize our products, and may be required in the interim to cease or limit sales of our products or to recall products in the field, which could materially and adversely affect our business, financial condition and results of operations.

We sell our products to leading cancer centers, CLIA-certified commercial laboratories, pharmaceutical companies, government agencies, as well as translational and academic research institutions, some of which may use our products in commercial clinical tests, including laboratory developed tests or LDTs. All of our products are currently labeled for research use only, or RUO, and are not for diagnostic use. Our products labeled and intended for research use only are subject to regulation by the FDA with respect to their labeling and promotion. To comply with the FDA requirements for products intended for research use only, and not be subject to the FDA’s premarket approval, or PMA, or premarket notification, or 510(k) clearance, requirements, we must market and sell our products in a manner consistent with FDA laws and regulations.

On November 25, 2013, the FDA issued Final Guidance for Industry and Food and Drug Administration Staff on “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only”, or, the RUO/IUO Labeling Guidance. The RUO/IUO Labeling Guidance emphasizes that the FDA will review the totality of the circumstances when evaluating whether equipment and testing components are properly labeled as RUO. It further states that merely including a labeling statement that a product is intended for research use only will not necessarily render the device exempt from the FDA’s 510(k) clearance, PMA, or other requirements, if the circumstances surrounding the distribution of the product indicate that the manufacturer intends for its product to be offered for clinical diagnostic use. These circumstances may include written or verbal marketing claims or links to articles regarding a product’s performance in clinical applications, a manufacturer’s provision of technical support for clinical validation or clinical applications, or solicitation of business from clinical laboratories, all of which could be considered evidence of intended uses that conflict with RUO labeling. While the FDA’s policy has been in flux, the FDA has issued a warning letter to a company that knowingly provided RUO-labeled products to a laboratory for clinical diagnostic use in an LDT.

If the FDA determines that we are marketing our RUO products for diagnostic use, or making express or implied clinical or diagnostic claims about our research-use products, or if, in the future, we choose to commercialize our products for clinical diagnostic use, we will be required to comply with the FDA’s premarket review and post-market control requirements for IVDs, as may be applicable. Complying with the FDA’s PMA and/or 510(k) clearance requirements may be expensive, time-consuming, and subject us to significant and/or unanticipated delays. Each of the instrument systems, and each of the ThunderBolts Cancer Panel and ThunderBolts Myeloid Panel, may require separate FDA clearance or approval for IVD use. Our efforts may never result in an approved PMA or 510(k) clearance for our products. Even if we obtain a PMA or 510(k) clearance, where required, such authorization may not be for the use or uses we believe are commercially attractive and/or are critical to the commercial success of our products. As a result, being subject to the FDA’s premarket review and/or post-market control requirements for our products could materially and adversely affect our business, financial condition and results of operations.

In addition, if the FDA were to determine that our products labeled for research use only were intended for use in clinical investigation, diagnosis or treatment decisions, or that express or implied clinical or diagnostic claims were made for our RUO products, those products could be considered misbranded or adulterated under the Federal Food, Drug, and Cosmetic Act. If the FDA determines that our RUO products are being marketed for clinical diagnostic use without the required PMA or 510(k) clearance, we may be required to cease marketing our products as planned, recall the products from customers, revise our marketing plans, and/or suspend or delay the commercialization of our products until we obtain the required authorization. We also may be subject to a range of enforcement actions by the FDA, including warning or untitled letters, injunctions, civil monetary penalties, criminal prosecution, and recall and/or seizure of products, as well as significant adverse publicity.

Foreign jurisdictions have laws and regulations similar to those described above, which may adversely affect our ability to market our products as planned in such countries. The number and scope of these requirements are increasing. As in the U.S., the cost and time required to comply with quality systems and standards and regulatory requirements may be substantial, and there is no guarantee that we will obtain the necessary authorization(s) required to make our products commercially viable. As a result, the imposition of foreign requirements may also have a material adverse effect on the commercial viability of our operations.

If we are required to obtain a PMA or 510(k) clearance for our RUO products, we may be subject to substantial additional medical device regulations and taxes, requiring the expenditure of substantial company resources.

If we are required to obtain a PMA or 510(k) clearance for our RUO products, we may be subject to a substantial number of additional requirements for medical devices, including establishment registration, device listing, Quality Systems Regulations, or QSRs, which cover the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities), product labeling, advertising, recordkeeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. One or more of our products might also require clinical studies in order to generate the data required for PMA approval. In addition, we may voluntarily seek to conform our manufacturing operations to QSR requirements. Complying with these requirements may be time-consuming and expensive. We may be required to expend significant company resources to ensure ongoing compliance with the FDA regulations and/or take satisfactory corrective action in response to enforcement action, which may have a material adverse effect on our ability to design, develop, and commercialize our RUO products as planned. Our failure to comply with these requirements may subject us to a range of enforcement actions (e.g., warning or untitled letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization), as well as significant adverse publicity.

Moreover, beginning in 2013, each medical device manufacturer is obligated to pay a sales tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. The tax applies to any product that is listed as a device or that should have been listed as a device with FDA. If we are required to obtain a PMA or 510(k) clearance for our products or are otherwise required to list those products with the FDA, we will be required to pay this tax on sales of such products. The imposition of this tax may result in higher costs and lower profit margins on these products, which may have an adverse effect on our business, financial conditions, or results of operations.

If the FDA determines that ThunderStorm is not exempt from the 510(k) clearance requirement, we may be required to obtain 510(k) clearance or a PMA, which could adversely affect our business, financial condition and results of operations.

We plan to list ThunderStorm with the FDA as a Class I, 510(k)-exempt medical device, within a category of medical devices known as clinical sample concentrators, or CSCs. Although there can be no assurance regarding the timing of such listing, we currently plan to list ThunderStorm and become QSR-compliant by the end of 2015. If ThunderStorm is listed as a 510(k)-exempt CSC, we will be required to meet certain regulatory requirements, including establishment registration, QSRs, product labeling, advertising, recordkeeping, adverse event reporting, and correction and removal (recall) regulations. Additionally, if ThunderStorm is listed as a CSC with the FDA, we will be subject to a 2.3% sales tax on our sales of this product. This tax burden as well as the cost of compliance with the above-listed FDA regulatory requirements will result in higher costs and lower profit margins for ThunderStorm, which may have an adverse effect on our business, financial conditions, or results of operations.

If the FDA determines that ThunderStorm is not a Class I, 510(k)-exempt CSC, the FDA could require us to obtain 510(k) clearance or a PMA. Complying with the FDA’s PMA and/or 510(k) clearance requirements—in addition to, at minimum, the regulatory requirements listed in the previous paragraph—may be expensive, time-consuming, and subject us to significant and/or unanticipated delays. Indeed, our efforts may never result in the approval or clearance of our products by the FDA.

As discussed above, failure to comply with the FDA requirements—including the 510(k) clearance or PMA requirement (if applicable)—for ThunderStorm may subject us to a range of enforcement actions (e.g., warning or untitled letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization), as well as significant adverse publicity.

Our financial viability depends on the commercial viability of our products and our customers’ products. If the FDA asserts increased regulatory oversight over our customers’ products, it could reduce our revenue or increase our costs and adversely affect our business, prospects, results of operations or financial condition.

Our products are currently labeled for RUO and are not for use in diagnostic testing. However, we are aware that certain laboratories purchase RUO-labeled products and use them in commercial clinical tests that are developed, validated, and offered within an individual laboratory for its patients (i.e., LDTs). The FDA has asserted that LDTs are medical devices and recently issued two draft guidance documents proposing a risk-based approach for regulatory oversight of LDTs. If adopted, this approach ultimately will classify LDTs as Class I (low risk), Class II (moderate risk) or Class III (high risk) medical devices. Clinical laboratories offering Class II and Class III LDTs will be required, with limited exceptions, to seek 510(k) clearance or PMA and to comply with other regulatory requirements (e.g., medical device reporting, registration and listing, QSR) similar to IVD products. The FDA intends to continue enforcement discretion with respect to its premarket review and QSR requirements for Class I LDTs, but would require laboratories offering these tests to comply with other regulatory requirements, including medical device reporting, establishment registration, and device listing.

The FDA’s draft guidances describe a phased approach for implementing FDA regulatory oversight of LDTs. The FDA anticipates that the process of phased enforcement for premarket review requirements for Class III LDTs would be complete in 5 years or less from the time of guidance finalization, and will take up to 9 years from guidance finalization for Class II LDTs.

As the FDA expands its regulatory oversight of LDTs, there may be restrictions on our ability to market and sell our products and/or our customers’ abilities to market their products. As described above and in the section of this prospectus captioned “Business—Regulatory,” the FDA has moved to assert jurisdiction over certain LDTs, which may impact our customers’ use(s) of our products. A significant change in the way that the FDA regulates our products or any LDTs that our customers develop using our products may require us to change our business model to maintain compliance with these requirements. We cannot predict the extent to which such actions will affect our business. If the FDA requires laboratories to obtain a PMA or 510(k) clearance for certain LDTs, the cost and time required to commercialize an LDT will increase substantially, and may reduce the financial incentive for laboratories to develop LDTs. The laboratories may also elect to or be required to incorporate FDA-cleared instruments and reagents into their LDTs to receive FDA clearance or approval of their LDTs. If laboratories that may have sought to incorporate one or more of our RUO-labeled products into an LDT no longer do so due to the FDA’s revised policy, the demand for our products may be substantially reduced, which may have a material adverse effect on the stability and commercial viability of our business.

The FDA’s proposal for increased regulatory oversight of LDTs, or modifications to the FDA’s approach to our RUO-labeled products, could reduce our revenue or increase our costs and adversely affect our business, prospects, results of operations or financial condition.

Our instruments containing lasers are subject to performance standards and other regulatory requirements, and noncompliance can adversely affect our ability to market our products.

Our RainDance Sense instrument contains a Class IIIb laser and is subject to provisions of the FDC Act and implementing regulations that apply to radiation-emitting products. These requirements include labeling, product reports, annual reports, and compliance with the laser performance standards. In addition, the RainDrop Sense, RainDrop Source, ThunderBolts and ThunderStorm instruments incorporate bar code readers that include Class II lasers, which subject them to the same requirements. Failure to comply with the applicable requirements for radiation-emitting products could require us to cease distribution of the products or recall products already distributed to customers. Further, manufacturers of radiation-emitting products have an obligation to report accidental radiation occurrences, defects, and failures to comply with an applicable product standard, such as the laser product performance standards. Manufacturers also have an obligation to repair, replace, or refund the cost of an electronic product that fails to comply with an applicable product standard or has a defect. Failure to comply with applicable requirements could subject the company to FDA enforcement action.

Third-party coverage and reimbursement policies for our customers’ products also may impact our commercial viability.

The financial health of our customers that are clinical laboratories depends on the extent to which third-party payers (e.g., Medicare, Medicaid, and commercial insurers) cover and reimburse laboratories for diagnostic services generally. To the extent that ThunderStorm may be used in clinical laboratory services billed to payers and insofar as any of our products in the future may be cleared or approved by the FDA and used in clinical laboratory services, the market for our products for use in such services may be affected by then-current coverage and reimbursement rules and policies for clinical laboratory services, as well as future changes in such rules and policies. Third-party payers have implemented and, we expect, will continue to implement measures to control the costs and utilization of healthcare services, including laboratory services. Further, Congress from time to time has introduced and passed legislation that may reform the reimbursement methodologies applied by payers. Under the Affordable Care Act, for example, expansion in the pool of covered lives may expand the market for clinical diagnostic testing while at the same time, various policies aimed at reducing costs or bundling care may reduce the rates paid for such services. The net impact of these factors on the market for our tests is not clear. Further, more recently, the Protecting Access to Medicare Act of 2014 was enacted, which included substantial changes to the way in which certain clinical laboratory services will be paid under the Clinical Laboratory Fee Schedule, or CLFS. Beginning in 2017, Medicare payments under the CLFS for clinical laboratory services will be phased into a methodology that uses a market-based payment system. Reimbursement will be based upon private payer rates as reported by applicable clinical laboratories across the United States, replacing the current system, which is based upon fee schedules derived from historical charges from approximately 30 years ago. The manner in which the market-based methodology will be implemented and its impact on tests that may use our products is not clear at this time. We also cannot predict what future coverage or reimbursement changes may be adopted or their financial impact on payments for tests using our products.

Ethical, legal and social concerns related to the use of genomic information could reduce demand for our molecular information products.

Some of our customers may use our RUO products for genomic testing. Genomic testing has raised ethical, legal, and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genomic information or genomic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may lead patients to refuse to use genomic tests even if permissible.

Ethical and social concerns may also influence U.S. and foreign patent offices and courts with regard to patent protection for technology relevant to our business. These and other ethical, legal and social concerns may limit demand for our products or reduce the potential markets for products and services enabled by our genetic analysis platform, either of which could have an adverse effect on our business, financial condition, or results of operations.

Risks Related to the Operation of Our Business

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems to operate our business. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, accounting, manufacturing, inventory control, financial controls and reporting, sales administration, and other infrastructure operations. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, network design, and automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including manufacturing operations, quality control, customer service support, and general administrative activities.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by our third-party suppliers could prevent us from operating our business and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect and store sensitive data, intellectual property and proprietary business information owned or controlled by ourselves or our customers. This data encompasses a wide variety of business-critical information including research and development information, commercial information, and business and financial information. We face four primary risks relative to protecting this critical information: loss of access; inappropriate disclosure; inappropriate modification; and inadequate monitoring of our controls over the first three risks.

The secure processing, storage, maintenance, and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance, or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could adversely affect our reputation and business.

We face risks related to handling of hazardous materials and other regulations governing environmental safety.

Our operations are subject to complex and stringent environmental, health, safety and other governmental laws and regulations that both public officials and private individuals may seek to enforce. Our activities that are subject to these regulations include, among other things, our use of hazardous materials and the generation, transportation and storage of waste. For example, we require approval from the Environmental Protection Agency, or the EPA, to manufacture the surfactant required to generate digital droplets on our technology platform. Although we have secured clearance from the EPA historically, and currently are operating in compliance with applicable EPA rules and regulations, our business could be adversely affected if we discovered that we or an acquired business is not in material compliance with these rules and regulations. In the future, we may pursue the use of other surfactant substances that will require clearance from the EPA, and we may fail to obtain such clearance. Existing laws and regulations may also be revised or reinterpreted, or new laws and regulations may become applicable to us, whether retroactively or prospectively, that may have a negative effect on our business and results of operations. It is also impossible to eliminate completely the risk of accidental environmental contamination or injury to individuals. In such an event, we could be liable for any damages that result, which could adversely affect our business.

Risk Related to Our Financial Condition and Capital Requirements

We are an early, commercial-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an early, commercial-stage company and have a limited operating history. We were incorporated in Delaware and began operations in August 2004. Our limited operating history, particularly in light of our business model based upon sales of novel products and the rapidly evolving genomic analysis industry, may make it difficult to evaluate our current business and predict our future performance. Any assessment of our ability to achieve profitability, or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, our business will suffer.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents at December 31, 2014, and proceeds from our future available borrowings under our debt facility provided we continue to meet the financial covenants and other conditions to borrowing thereunder, will enable us to fund our operating expenses and capital expenditure requirements through December 31, 2016. However, we may need to raise substantial additional capital to:

•	expand the sales and research and development teams to further commercialize our products;

•	improve our existing products and develop new products;

•	fund our operations; and

•	further our research and development.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost of our research and development activities;

•	the cost and timing of potential regulatory clearances or approvals that may be required in the future for our products; and

•	the effect of competing technological and market developments.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Our existing debt financing includes limitations on our ability to incur additional debt financing, and a change of control, which may occur as a result of certain equity financings, will accelerate our existing debt, which is secured by our assets. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, which may be subject to the consent of our lenders under our existing debt financing, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could have a material adverse effect on our financial condition, operating results and business.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ

Stock Market, or NASDAQ. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations, and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may be unable to remain listed on NASDAQ.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Our independent registered public accounting firm may not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing not to take advantage of such extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2014, we had federal net operating loss carry forwards, or NOLs, to offset future taxable income of approximately $97.3 million, which expire at various dates through 2034, if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We may have already experienced one or more ownership changes as defined under Section 382 of the Internal Revenue Code. Depending on the timing of any future utilization of our carry-forwards, we may be limited as to the amount that can be utilized each year as a result of such previous ownership changes. In addition, future changes in our stock ownership, including this or future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Internal Revenue Code. Our NOLs may also be impaired under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Provisions of our debt instruments may restrict our ability to pursue our business strategies.

We have drawn a $20.0 million term loan under our New Term Loan Facility, which is secured by substantially all of our assets. For a description of our New Term Loan Facility, including a description of the terms and timing of payments of principal and interest, see the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings.” Our New Term Loan Facility requires us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to take on new indebtedness, to permit new liens, to dispose of our property (including to license in certain situations), to engage in mergers or acquisitions and make certain other changes in our business. This facility, and debt instruments we may enter into in the future, also require us to maintain a specified minimum liquidity level and achieve a minimum annual revenue level, which increases each year through 2018 and provides for certain cure rights if the minimum annual revenue requirement is not met in any given year. These restrictions could inhibit our ability to pursue our business strategies, including to raise additional capital and make certain dispositions or investments without the consent of our lenders.

The New Term Loan Facility includes, and other debt instruments we may enter into in the future may include, customary and other events of default, subject in certain cases to limited cure periods, including, in the case of the New Term Loan Facility, any material adverse change in our business, financial condition, operations, performance or property, a change of control (as defined in the loan agreement), and if any governmental authority issues an injunction to prevent us from selling our products in a territory that accounts for more than 50% of our total sales revenue or that continues for more than 60 consecutive days. If we default under our credit facility, and such event of default was not cured or waived, the lenders could charge default interest, terminate their commitments to lend and accelerate the loans, causing all amounts outstanding to be due and payable immediately. Our assets and cash flow may not be sufficient to fully repay borrowings under all of our outstanding debt instruments if some or all of these instruments are accelerated upon a default. If we are in default under our debt financing, a secured lender, including the lenders under our New Term Loan Facility, would have all of the rights of a secured creditor under law, as well as the rights under the documentation of our debt facility, including the right to foreclose on our assets. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders also could proceed to force us into bankruptcy or liquidation.

Risks Related to Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends, in part, on our ability to obtain and maintain patent protection and trade secret protection for our innovative technologies and their uses as well as our ability to operate without infringing upon the proprietary rights of others. As of January 29, 2015, our patent portfolio includes 66 issued or allowed patents and 113 patent applications either exclusively licensed to us (subject to some qualifications as noted below) or developed by our employees and by others who are under an obligation to assign their patent rights to us (subject to some qualifications as noted below). Our patents and patent applications provide limited exclusionary rights. In particular, our exclusive rights under our license with the University of Chicago are subject to some field restrictions and carve-outs, and our license with the Lawrence Livermore National Laboratory provides us with co-exclusive rights in all fields, i.e., exclusivity is shared with another entity. In addition, our ownership of a small number of patents is that of a joint owner. The U.S. government retains certain rights with respect to patents developed with government funds, and in some cases licensors retain limited march-in or academic research rights to licensed patents. In all cases, moreover, there can be no assurance that the issued patents we own or license will adequately protect our business or provide any commercial advantage. There can be no assurance that our patent applications, or those of our licensors, will result in issued patents, or that issued patents will afford sufficient protection against competitors. Furthermore, there can be no assurance that our patents will not be infringed, designed around, or invalidated by third parties. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. This failure to adequately protect the intellectual property rights relating to our products could have a material adverse effect on our financial condition and results of operations.

Composition-of-matter patent claims are generally considered to be the strongest form of intellectual property protection as such claims are intended to provide protection without regard to the method of use. We cannot be certain that the composition-of-matter claims in our patent applications will be considered patentable by the U.S. Patent and Trademark Office and courts in the United States, or by the patent offices and courts in foreign countries. Moreover, we cannot be certain that any claims in our issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Method-of-use patents protect a method of doing something as provided in the patent claims. This type of patent would not prevent a competitor from making and marketing a product that is identical to a product of ours for a use that is outside the scope of the patented method. Moreover, competitors may not directly infringe a method of use patent but may indirectly infringe by inducing others to infringe or by contributing to the direct infringement by others. Indirect infringement is difficult to detect and to prove and we may not be able to enforce our patents successfully against indirect infringers, which may result in our reduced ability to compete.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our partners will be successful in obtaining and defending patents with claims that provide us with a commercial advantage. Among the risks and uncertainties that we might encounter are the following:

•	The United States Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. For example, we are required to pay maintenance fees, filing fees, issue fees and various other fees in order to maintain our patent portfolio. Moreover, there are times for taking action on patent applications and patents, both in the U.S. and in other countries. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

•	Patent applications may not result in any patents being issued.

•	Patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide any competitive advantage.

•	Our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek patents, or may have already obtained patents that will limit, interfere with, or eliminate our ability to make, use and sell our products or services.

•	There may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for treatments that prove successful, as a matter of public policy regarding worldwide health concerns.

•	Countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing product candidates.

In addition, we rely on the protection of our trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or may come upon this or similar information independently. If any of these events occurs or if we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced. Further, trade secret laws vary among the states in the requirements to maintain a trade secret and, although we have tried to comply with requirements in the jurisdictions in which we operate, there can be no assurance that we have met the requirements for maintenance of our trade secrets under the laws of those jurisdictions, all of which are subject to interpretation by courts and those interpretations may result in a ruling that we have not undertaken sufficient steps to protect our trade secrets.

The patent laws of the United States or those of other jurisdictions may change in a manner that is unfavorable to us. Changes in the law and court decisions may result in our patent applications not issuing or our issued patents being rendered invalid and/or unenforceable.

The United States Congress, The United States Patent and Trademark Office and/or the Federal Courts of the United States may change the standards for patentability and any such change could have a negative impact on our business. Recently, the United States Supreme Court held that certain types of patent claims directed to methods of use are not eligible for inclusion in patents. We file method of use claims and there is a risk that our claims will be determined to be ineligible for patenting under the standards set forth by the United States Supreme Court or by lower Federal Courts in future cases.

We have licensed patents and patent applications, some non-exclusively.

A number of our patents and patent applications are licensed from third parties. We have written license agreements that provide us with rights under those patents, including the rights to prosecute patent applications and to enforce patents. There can be no assurance that we will maintain our license agreements or that our rights under those agreements won’t be challenged by our licensors or by third parties. Furthermore, we are not the exclusive licensee of all of our licensed patents and patent applications and there is a risk that other licensees of those patent applications or resulting patents will take action or fail to take action that will result in our losing all or some of our rights under the patents or patent applications. Our licensed patents and patent applications are important assets of our business and any loss of rights to our licensed patents or patent applications could have a material adverse impact on our ability to conduct our business and our finances.

If we or any of our partners are sued for infringing intellectual property rights of third parties, it would be costly and time consuming, and an unfavorable outcome in that litigation could have a material adverse effect on our business.

Our success also depends on our ability to develop, manufacture, market and sell our product candidates without infringing upon the proprietary rights of third parties. Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we are developing products and services. As part of a business strategy to impede our successful commercialization and entry into new markets, we expect that competitors will claim that our products and/or services infringe their intellectual property rights. In addition, third parties may obtain future rights in patents and will claim that our technologies infringe those patents.

We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against claims of infringement made by third parties. Any adverse ruling by a court or administrative body, or perception of an adverse ruling, may have a material adverse impact on our ability to conduct our business and our finances. Moreover, third parties making claims against us may be able to obtain injunctive relief against us, which could block our ability to offer one or more product or service and could result in a substantial award of damages against us.

We may be unable to obtain licenses at reasonable cost and under commercially-reasonable terms, if at all. We could, therefore, be subject to substantial up-front and/or royalty payments which could negatively impact our gross margins. Moreover, we could encounter restrictions or delays in introducing our products and/or services or may be prevented altogether from doing so. Any failure to obtain licenses, or to obtain them under commercially-reasonable terms, may affect our ability to grow and to maintain the profitability of our business and will have a material adverse impact on our financial condition.

Because patent applications can take many years to issue there may be pending applications, some of which are unknown to us, that may result in issued patents upon which our product candidates or proprietary technologies may infringe.

There is a substantial amount of litigation involving patent and other intellectual property rights in our industry. If a third-party claims that we or any of our licensors, suppliers or development partners infringe upon a third-party’s intellectual property rights, we may have to:

•	seek to obtain licenses that may not be available on commercially reasonable terms, if at all;

•	abandon an infringing product candidate or redesign our products or processes to avoid infringement;

•	pay substantial damages including, in an exceptional case, treble damages and attorneys’ fees, which we may have to pay if a court decides that the product candidate or proprietary technology at issue infringes upon or violates the third-party’s rights;

•	pay substantial royalties or fees or grant cross-licenses to our technology; or

•	defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. In the event of infringement or unauthorized use, we may file one or more infringement lawsuits, which can be expensive and time consuming. An adverse result in any such litigation proceedings could put one or more of our patents at risk of being invalidated, being found to be unenforceable or being interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations, continue our internal research programs, in-license needed technology, or enter into development partnerships that would help us bring our product candidates to market.

In addition, patent litigation can be very costly and time consuming. An adverse outcome in such litigation or proceedings may expose us or any of our future development partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all.

On February 12, 2015 we filed a patent infringement lawsuit against 10X Genomics, Inc., or 10X Genomics, based in Pleasanton, California. The lawsuit was filed in federal district court in Delaware. The patents asserted are exclusively in-licensed from the University of Chicago. We are unaware of any patents owned or controlled by 10X Genomics that could be asserted against us. However, there is a possibility that relevant patents owned or controlled by 10X Genomics exist. We intend to pursue this litigation vigorously and aggressively protect our intellectual property rights. However, patent litigation is a time-consuming and costly process. There can be no assurance that we will be successful in enforcing our patents against 10X Genomics or that 10X Genomics will not successfully claim that the asserted patents are invalid or unenforceable, which could have a material adverse effect on our business. Even if we are successful in enforcing our patents against 10X Genomics, the process could take years to reach conclusion. In addition, adverse legal positions or rulings that we are subjected to or receive in connection with the 10X Genomics lawsuit could be used or relied upon by administrative authorities or courts in future proceedings in a manner adverse to our proprietary position.

Our issued patents could be found invalid or unenforceable if challenged in court, which could have a material adverse impact on our business.

If we or any of our future development partners were to initiate legal proceedings against a third-party to enforce a patent covering one of our products or services, the defendant in such litigation could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or made a misleading statement, during prosecution. Third parties may also raise similar claims before the U.S. Patent and Trademark Office even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent. Such a loss of patent protection would have a material adverse impact on our business.

We may be subject to administrative proceedings relating to patents and patent applications, the outcome of which may have a material adverse impact on our business.

In addition to our patent applications not issuing as patents, there is a risk that our patents and/or patent applications will be challenged in an administrative proceeding in the United States Patent and Trademark Office or a corresponding office in a foreign country. Third parties may challenge our right to an invention in one or more of our patents and/or patent applications by asserting that such invention was derived from another party. We may be subject to interference, ex parte reexamination, inter partes review, appeal, or post-grant review proceedings in the United States or opposition proceedings in Europe or other jurisdictions. Any of those proceedings will result in significant expense and diversion of resources and any adverse outcome in any such proceedings may result in the loss of some or all of our patent rights or potential patent rights. Such loss may have a material adverse impact on our ability to conduct our business, enter new markets, or compete in existing markets.

Third parties may assert ownership or other rights to inventions we develop.

Third parties may make claims challenging the inventorship or ownership of our intellectual property. For example, we engage in and may in the future engage in collaborations, consultations and supply agreements. While we have written agreements with such parties, there is no assurance that such agreements will contain provisions that are adequate to secure our rights in our inventions or to address and/or resolve a dispute concerning inventorship or ownership. If we are unsuccessful in negotiating ownership and inventorship where necessary, we may lose intellectual property rights and we may be limited in our ability to prevent others from entering markets or from entering markets ourselves. Litigation may be necessary to resolve disputes concerning inventorship and ownership, which may be expensive and may cause significant diversion of management and technical resources. Any negative outcome in litigation could have a material adverse impact on our business.

We may be subject to claims that our consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us, which could subject us to costly litigation.

As is common in the life sciences industry, we engage the services of consultants and independent contractors to assist us in the development of our product candidates. Many of these consultants and independent contractors were previously employed at, or may have previously or may be currently providing consulting or other services to, other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may become subject to claims that our company, a consultant or an independent contractor inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team.

We may not be able to protect our intellectual property rights throughout the world, which could materially, negatively affect our business.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license and may adversely impact our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Risks Related to Our Common Stock and this Offering

We expect that our stock price may fluctuate significantly and investors may not be able to resell their shares at or above the initial public offering price.

Prior to this offering, you could not buy or sell our common stock publicly. Although we have applied to have our common stock listed on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	announcements by us, our partners or our competitors of new products, significant contracts, strategic partnerships, joint ventures, collaborations, commercial relationships or capital commitments;

•	cancellation or renegotiation of significant customer contracts or supply agreements;

•	competition from existing products or new products that may emerge;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts or recommendations for our stock;

•	adverse regulatory announcements;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	commencement of, or our involvement in, litigation;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	market conditions in our markets;

•	manufacturing disputes or delays;

•	any future sales of our common stock or other securities;

•	any change to the composition of the board of directors or key personnel;

•	expiration of contractual lock-up agreements with our executive officers, directors and security holders;

•	general economic conditions and slow or negative growth of our markets;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key management, commercial or scientific personnel;

•	announcement or expectation of additional debt or equity financing efforts; and

•	the other factors described in this section of the prospectus.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, the stock market in general, and life science companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have on occasion instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

An active trading market for our common stock may not develop or be sustained.

To date, there has been no public market for our common stock. Although our common stock is expected to be listed on NASDAQ, the market for our shares may demonstrate varying levels of trading activity and a significant level of trading may not develop or be sustained in the future. The lack of an active market for our common stock may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their shares and may impair our ability to raise capital.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issues an adverse opinion about our company, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders listed in the table in the section entitled “Principal Stockholders” beneficially owned approximately 76.3% of our capital stock as of December 31, 2014, and we expect that upon the closing of this offering, that same group will beneficially own at least     % of our capital stock. Accordingly, after this offering, our executive officers, directors and principal stockholders will continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

Future sales of our common stock in the public market could cause our stock price to fall.

Our stock price could decline as a result of sales of a large number of shares of our common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering,          shares of our common stock will be outstanding (or              shares assuming full exercise of the underwriters’ option to purchase additional shares), based on our shares

outstanding as of                     , 2015. All shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The resale of the remaining          shares, or     % of our outstanding shares after this offering, are currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. In addition, the shares subject to outstanding options and warrants, of which options and warrants to purchase              shares and          shares, respectively, were exercisable as of                     , 2015, and the shares reserved for future issuance under our stock option and equity incentive plans will become available for sale immediately upon the exercise of such options and the expiration of any applicable market stand-off or lock-up agreements. For more information see the section of this prospectus captioned “Shares Eligible for Future Sale.”

Holders of approximately              shares of our common stock issued or issuable upon conversion of preferred stock and warrants, or     %, of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus entitled “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” The principal reasons for undertaking this offering at this time are to create a public market for shares of our common stock and to facilitate our future access to public equity markets. We have no current specific plan for the proceeds, and thus, have not quantified or allocated any specific portion of the net proceeds or range of the net proceeds to any particular purpose. We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ option to acquire additional shares of common stock in this offering, for general corporate purposes and working capital purposes, including the expansion of our commercial activities and team, continued development of our products and related applications, innovation in next-generation systems based on our digital droplet technology platform, strategic collaborations, enhancement of our manufacturing and administrative support capabilities, and regulatory clearance for our products as appropriate. We also intend to use proceeds from this offering to fund our growth strategies described elsewhere in this prospectus.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other risks described in this section of the prospectus. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds that we receive from this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. We cannot guarantee that the net proceeds from this offering will be used for corporate purposes that increase our operating results or enhance the value of our common stock.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not paid dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our indebtedness with Capital Royalty prohibit us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases.

Investors in this offering will pay a higher price than the book value of our common stock.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. In the past, we issued options and warrants to acquire capital stock at prices significantly below the initial public offering price. To the extent the underwriters exercise their option to purchase additional shares or any outstanding options or warrants are ultimately exercised, you will sustain further dilution. For a further description of the dilution that you will experience immediately after the offering, see the section of this prospectus captioned “Dilution.”

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated by-laws to be effective upon the closing of the offering, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

•	authorizing our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	specifying that special meetings of our stockholders can be called only by our board of directors;

•	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	providing that directors may be removed only for cause;

•	providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establishing that our board of directors is divided into three classes—Class I, Class II, and Class III—with each class serving staggered terms; and

•	requiring a super-majority of votes to amend certain of the above-mentioned provisions.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation, amended and restated by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, and these statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	Our ability to successfully commercialize ThunderStorm, ThunderBolts and RainDrop;

•	Our ability to establish RainDrop as the gold standard in dPCR;

•	Our ability to establish ThunderBolts in the NGS content enrichment market;

•	Our ability to extend the adoption of ThunderStorm;

•	Our ability to develop liquid biopsy assays;

•	Our ability to increase our recurring consumable revenues;

•	Our ability to drive global expansion;

•	Our strategic relationships, including the relationship with Myriad Genetics;

•	Our intellectual property position;

•	Our expected use of proceeds;

•	Our expectations regarding the total addressable market and growth potential for such markets;

•	Any estimates regarding expenses, future revenues, capital requirements, and stock performance; and

•	Our ability to sustain and manage growth, including our ability to develop new products and enter new markets.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to, and we do not intend to, update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

MARKET AND INDUSTRY DATA

The market and industry data and other statistical information contained in this prospectus are based on management’s own estimates, independent publications, government publications, reports by market research firms or other published independent sources such as the 2013 report by Kalorama, or the 2013 Kalorama Report, the 2013 report by Global Industry Analysts, or the 2013 Global Industry Analysts Report, and the 2011 report by Takeda Pacific, or the 2011 Takeda Pacific Report, and, in each case, are believed by management to be reasonable estimates. Any forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market and industry data presented herein, forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section of this prospectus captioned “Risk Factors.” Although we believe these sources are reliable, we have not independently verified the information.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for undertaking this offering at this time are to create a public market for shares of our common stock and to facilitate our future access to public equity markets. We have no current specific plan for the proceeds, and thus, have not quantified or allocated any specific portion of the net proceeds or range of the net proceeds to any particular purpose. We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ option to acquire additional shares of common stock in this offering, for general corporate purposes and working capital purposes, including the expansion of our commercial activities and team, continued development of our products and related applications, innovation in next-generation systems based on our digital droplet technology platform, strategic collaborations, enhancement of our manufacturing and administrative support capabilities, and regulatory clearance for our products as appropriate. We also intend to use proceeds from this offering to fund our growth strategies described elsewhere in this prospectus.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other risks described in the section of this prospectus captioned “Risk Factors.” Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds that we receive from this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock or any other securities. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, the provision of then-existing debt instruments and other factors that our board of directors may deem relevant. In addition, our current credit facility prohibits, and future debt instruments may materially restrict, us from declaring or paying cash dividends on our capital stock. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the conversion of all outstanding shares of our convertible preferred stock as of December 31, 2014 into 578,934,840 shares of our common stock, based on the conversion ratio applicable for each series of convertible preferred stock, which will occur immediately prior to the closing of this offering, (2) the filing of our certificate of incorporation that will be in effect upon the closing of this offering and (3) the reclassification of outstanding liability classified warrants to purchase convertible preferred stock into warrants to purchase common stock, with the exception of the Company’s liability classified warrants that terminate upon completion of this offering unless previously exercised. The terminated liability classified warrants are recorded through accumulated deficit; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments described above and our receipt of the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes that are included elsewhere in this prospectus.

	As of December 31, 2014
	Actual	Pro Forma	Pro Forma as Adjusted (1)
(In thousands, except share and per share data)		(Unaudited)
Long-term notes payable	$20,705	$20,705
Convertible preferred stock warrant liability	569	—
Convertible preferred stock, $0.01 par value, 555,833,447 shares authorized, 549,459,025 shares issued and outstanding actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, issued, and outstanding, pro forma as adjusted	121,183	—		—
Stockholders’ (deficit) equity
Preferred stock, $0.01 par value, no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—		—
Common stock, $0.01 par value, 740,000,000 shares authorized, 9,864,842 shares issued and outstanding, actual; shares authorized, 588,799,682 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	98	5,887
Additional paid-in capital	21,145	136,918
Accumulated deficit	(132,958)	(132,768)
Accumulated other comprehensive loss	(19)	(19)

Total stockholders’ (deficit) equity	(111,734)	10,018

Total capitalization	$30,723	$30,723	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The actual, pro forma and pro forma as adjusted outstanding shares information in the table above excludes the following:

•	97,479,261 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2014 with a weighted-average exercise price of $0.09 per share;

•	6,374,422 shares of common stock issuable upon the exercise of all outstanding warrants to purchase convertible preferred stock into warrants to purchase common stock as of December 31, 2014 with an exercise price of $0.1808 per share, which will occur immediately prior to the closing of this offering if elected by the holders in some instances;

•	36,000,000 shares of common stock issuable upon the exercise of common stock warrants outstanding as of December 31, 2014 with an exercise price of $0.05 per share, which will occur immediately prior to the closing of this offering;

•	7,029,402 shares of common stock available for grant under our 2005 Plan as of December 31, 2014. Upon completion of this offering there will be no future awards under the 2005 Plan; and

•	shares of common stock reserved for future issuance under the 2015 Plan, and shares of common stock reserved for issuance under the 2015 ESPP, each of which will become effective in connection with this offering and contain provisions that will automatically increase its respective shares reserved each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the closing of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of December 31, 2014 was $             million, or $             per share. Our pro forma net tangible book value (deficit) as of December 31, 2014 was $             million, or $             per share, based on the total number of shares of our common stock outstanding as of December 31, 2014, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2014 into an aggregate of 578,934,840 shares of common stock, which conversion will occur immediately prior to the closing of this offering.

After giving effect to the pro forma adjustments and after giving further effect to the sale by us of          shares of common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and immediate dilution of $             per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2014	$

Pro forma net tangible book value per share as of December 31, 2014
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after the closing of this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase common stock or warrants are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $             per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $             per share.

The following table presents, on a pro forma as adjusted basis as of December 31, 2014, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock immediately prior to the closing of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and convertible preferred stock, cash received from the exercise of stock options and warrants and the average price per share paid or to be paid to us at an assumed offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%		%	$

Total		%	$	%	$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same before deducting estimated underwriting discounts, commissions and expenses payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full from us, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering.

Except as otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 588,799,682 shares of common stock outstanding on an as-converted basis as of December 31, 2014 and excludes:

•	97,479,261 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2014 with a weighted-average exercise price of $0.09 per share;

•	6,374,422 shares of common stock issuable upon the exercise of all outstanding warrants to purchase convertible preferred stock into warrants to purchase common stock as of December 31, 2014 with an exercise price of $0.1808 per share, which will occur immediately prior to the closing of this offering if elected by the holders in some instances;

•	36,000,000 shares of common stock issuable upon the exercise of common stock warrants outstanding as of December 31, 2014 with an exercise price of $0.05 per share, which will occur immediately prior to the closing of this offering if elected by the holders in some instances;

•	7,029,402 shares of common stock available for grant under our 2005 Plan as of December 31, 2014. Upon completion of this offering there will be no future awards under the 2005 Plan; and

•	shares of common stock reserved for future issuance under the 2015 Plan, and shares of common stock reserved for issuance under the 2015 ESPP, each of which will become effective in connection with this offering and contain provisions that will automatically increase its respective shares reserved each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 from the audited consolidated financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. The selected consolidated financial data set forth below should be read together with the consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus captioned “Prospectus Summary—Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
(In thousands, except share and per share data)	2012	2013	2014
Revenue:
Total revenue	$8,599	$17,174	$30,551
Cost of sales	5,059	8,395	12,840

Gross profit	3,540	8,779	17,711

Operating expenses:
Research and development	10,644	8,512	8,455
Sales and marketing	6,392	5,786	7,785
General and administrative	4,774	5,493	7,600

Total operating expenses	21,810	19,791	23,840

Loss from operations	(18,270)	(11,012)	(6,129)
Other income (expense):
Interest income	8	9	10
Interest expense	(1,999)	(2,990)	(2,808)
Other income (expense)	111	(341)	78

Other (expense), net	(1,880)	(3,322)	(2,720)

Net loss	$(20,150)	$(14,334)	$(8,849)

Net loss attributable to common stockholders—basic and diluted (1)	$(20,150)	$(14,334)	$(8,849)

Net loss per share attributable to common stockholders—basic and diluted (1)	$(5.05)	$(3.53)	$(1.21)

Weighted-average number of shares of common stock used in net loss per share attributable to common stockholders—basic and diluted (1)	3,988,087	4,063,995	7,340,406

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (2)			$(0.02)

Weighted-average number of shares of common stock used in pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited) (2)			576,496,997

(1)	See Note 2 to our consolidated financial statements for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(2)	Weighted-average shares of common stock used in pro forma net loss per share attributable to common stockholders is computed using the weighted-average number of shares of common stock outstanding at the end of the period after giving effect to the conversion of all outstanding Preferred Stock into shares of Common Stock as if such conversion had occurred at the beginning of the period presented, or the date of issuance, if later.

	As of December 31, 2014
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
		(unaudited)	(unaudited)

Cash and cash equivalents	$33,551	$33,551
Working capital (3)	28,127	28,127
Total assets	50,174	50,174
Deferred revenue	12,283	12,283
Long-term notes payable	20,705	20,705
Accumulated deficit	(132,958)	(132,768)
Stockholders’ (deficit) equity	(111,734)	10,018

(1)	The Pro Forma amounts included in this table reflect the assumed conversion of all outstanding shares of Preferred Stock into shares of common stock and the outstanding liability classified warrants to purchase convertible preferred stock will automatically convert into warrants to purchase common stock, with the exception of the Company’s outstanding liability classified warrants that terminate upon a deemed liquidation event or an IPO, upon the completion of the proposed offering, as if such event occurred as of December 31, 2014.
(2)	The Pro Forma As Adjusted amounts included in this table reflect the pro forma adjustments discussed above as further adjusted to reflect the net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range reflected on the cover page of this prospectus, would increase (decrease) our cash, working capital (excluding deferred revenue), total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Working capital represents the excess of total current assets over total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus captioned “Selected Consolidated Financial Data” and our financial statements and related notes appearing in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section of this prospectus captioned “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a commercial-stage company that develops, manufactures and sells proprietary systems, consumables and assays that enable ultra-sensitive detection and analysis of complex genetic diseases in tissue and “liquid biopsies” in life science and translational research settings. Our products enable researchers to enhance the sensitivity, specificity, range of gene content, sample type and workflow while lowering costs of Next Generation Sequencing content enrichment, or NGS, and Digital Polymerase Chain Reaction, or dPCR. Our products facilitate the research, discovery and monitoring of cell-free genetic targets associated with inherited disease, pathology, and recurrence of cancer and infectious disease.

We have developed and commercialized a proprietary technology platform, our digital droplet technology platform, which uses proprietary chemistries and sophisticated microfluidics to create for each sample millions of picoliter-scale droplets, each of which partitions and encapsulates a single molecule biological marker or reaction. Our customers are able to precisely create, control, manipulate, detect and quantitate millions of droplets for a single sample. We sell three systems, the ThunderStorm, ThunderBolts and RainDrop, all of which utilize our digital droplet technology and are marketed for research use only, not for use in diagnostic procedures. All of our systems utilize a portfolio of proprietary consumables which provide us with a significant, recurring revenue stream.

Our products facilitate the research and discovery of cell-free genetic targets associated with inherited disease, pathology, and recurrence of cancer and infectious disease through genetic analysis of a broad range of sample types including tissue, plasma and bodily fluids. While the market for liquid biopsy is nascent and we have not yet generated significant revenue from our liquid biopsy applications, our products are currently used by researchers for liquid biopsies, and we believe there is growing demand for such products from translational researchers.

We sell to a broad range of customers including leading cancer research centers, medical genetic centers, infectious disease research centers pharmaceutical companies, and commercial service laboratories. Our customers, which include ten of the top thirty U.S. cancer research centers, are comprised of leading global cancer centers such as: Mayo Clinic, MD Anderson Cancer Center, Memorial Sloan Kettering Cancer Center, Moffitt Cancer Center, Munich Leukemia Laboratory, National Cancer Institute, Ontario Institute for Cancer Research, RUCDR Infinite Biologics and Université Paris Descartes. Our customers also include several of the leading medical genetic centers such as ARUP Laboratories, GeneDx and Icahn School of Medicine at Mount Sinai. We have multiple customers focused on infectious disease research including Johns Hopkins University, National Institutes of Health and the U.S. Centers for Disease Control and Prevention. In addition, our products are used by both leading pharmaceutical companies such as Novartis, Merck, and Sanofi-Aventis and large Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratories such as BioReference Laboratories, Clarient (a GE Healthcare company), Myriad Genetics and Quest Diagnostics. We sell our products directly to customers through a dedicated sales force in North America and select European markets and through distributors in the rest of the world.

As of December 31, 2014, we had an installed base of over 145 systems worldwide. Our ThunderStorm and RainDrop systems retail in the U.S. for $250,000 and $125,000, respectively. Our recently launched ThunderBolts system retails in the U.S. for $50,000. We launched our ThunderStorm system in the fourth quarter of 2011 and have sold 57 systems to 22 customers as of December 31, 2014. We estimate that our ThunderStorm systems generate average annual consumable revenue per system of greater than $200,000. We launched our RainDrop system in the first quarter of 2013 and have sold 90 systems to 62 customers as of December 31, 2014. Our RainDrop system generates over $20,000 in average annual consumables revenue per system. For our ThunderStorm and RainDrop systems, we shipped consumable kits to customers corresponding to over 65,000 samples in 2013 and over 161,000 samples in 2014.

Our revenue grew from $17.2 million in 2013 to $30.6 million in 2014. In 2014, 53% of our sales were from consumables. Our gross margins were 51% in 2013 and increased to 58% in 2014. Our net loss was $14.3 million in 2013 and decreased to $8.8 million in 2014.

To date, our activities have included the development of our proprietary digital droplet technology platform, the development of our initial products, the establishment of our sales and marketing organization, the development of distribution relationships and the initial commercialization of our products. Since our inception in 2004, we have primarily financed our operations through the issuance of our equity securities, debt financings and sale of our products. Through December 31, 2014, we had received an aggregate of $123.6 million in gross proceeds from the issuance of equity securities and an aggregate of $30.0 million in gross proceeds from our debt facilities. At December 31, 2014, our cash and cash equivalents were $33.6 million.

Since inception, we have incurred significant operating losses. Our net losses were $20.2 million, $14.3 million and $8.8 million for the years ended December 31, 2012, 2013 and 2014, respectively. At December 31, 2012, 2013 and 2014, we had an accumulated deficit of $109.8 million, $124.1 million and $133.0 million, respectively. We expect to incur significant expenses in the future. While our expenses in research and development and sales and marketing declined in 2013 compared to 2012 and remained consistent in 2014 compared to 2013, we anticipate that we will expand our commercialization and product development programs in the future, resulting in increased expenses in these areas. Additionally, we anticipate that our general and administrative expenses will increase due to the increased scale of our operations, cost of litigation, as well as becoming a public company. Accordingly, we expect to incur continued operating losses. Our net losses may fluctuate significantly from quarter to quarter and year to year. We will need to generate a significant increase in our revenues to achieve profitability, and we may never do so.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents at December 31, 2014, and proceeds from our future available borrowings under our debt facility if we continue to meet the financial covenants thereunder, will enable us to fund our operating expenses and capital expenditure requirements through December 31, 2016.

Relationship with Myriad Genetics

In 2013, we signed a commercial supply agreement with Myriad Genetics, or Myriad, to provide ThunderStorm targeted sequence enrichment systems, gene panels, reagents and consumables. In 2014, we amended and restated the supply agreement with Myriad.

The Myriad agreement has a five year term from the original effective date, ending in April 2018. The agreement provides for pre-established pricing, semi-annual forecasts and volume commitments and certain prepayments of committed volumes. Each forecast of system and consumables requirements represents a guaranteed minimum volume commitment for a twelve-month period. Myriad committed to purchase a certain number of ThunderStorm systems on a set schedule, and may purchase additional ThunderStorm systems on an as needed basis. In addition to ThunderStorm systems and consumables, Myriad is required to purchase certain capital equipment required for manufacturing gene panels, and the advance purchase of these systems is triggered by volume forecasts. Myriad also paid us an additional $2.0 million for certain development activities and exclusive rights to the proprietary configuration of our ThunderStorm system and gene panels provided under the supply agreement. In 2014, Myriad represented 51% of our total consolidated revenues. We expect that, over time, Myriad will represent a smaller share of revenues as our RainDrop and ThunderBolts revenue streams grow, and as we increase our ThunderStorm market penetration with other large laboratory customers.

In addition, Myriad purchased $5.0 million of shares of our Series E Convertible Preferred Stock in April 2013.

Key Components of Our Results of Operations

Revenue

Our revenue to date has been generated through commercial product sales and services and other revenues. Systems revenue consists of revenue generated from the sales of our ThunderStorm, ThunderBolts and RainDrop systems. Consumables revenue consists of revenue generated from the sales of our gene panels and reagent supplies. Services and other revenues consist of revenue generated from maintenance service on system products and collaborations with commercial entities and research partners.

We expect that our revenue will be less than our costs and expenses at least through 2016 and that we will experience continuing losses as we continue our product development programs and increase our commercialization activities. Our ability to generate revenue for each of our products will depend on numerous factors, including competition, manufacturing capability and market acceptance of our products.

Cost of Sales

Cost of sales primarily consists of purchased components, production materials, direct labor and manufacturing overhead primarily consisting of depreciation of machinery and equipment, rent and utilities related to our manufacturing facility, amortization of intangible assets and indirect labor.

Operating Expenses

Research and Development

Research and development expenses primarily consist of costs incurred to advance our programs primarily related to the development of our microdroplet-based solutions including the following:

•	personnel-related expenses, including salaries, payroll taxes, employee benefit costs, stock-based compensation expense and travel;

•	material and supplies costs, depreciation on research equipment and services provided by outside contractors; and

•	facility costs, such as rent, utilities, repairs and maintenance, depreciation and general support services.

We expense research and development costs to operations as incurred.

During the years ended December 31, 2012, 2013 and 2014, we incurred an aggregate of $10.6 million, $8.5 million and $8.5 million in research and development expenses related to the continued development and enhancement of our digital droplet technology platform and the products and potential future products based on the platform. Although our research and development expenses decreased during the year ended December 31, 2013 compared to December 31, 2012 and remained consistent during the year ended December 31, 2014 compared to the year ended December 31, 2013, we expect our research and development expenses will increase in absolute dollars as we continue to develop our systems and expand the applications for which our systems and consumables are used. Over time, however, we expect our research and development expenses to decrease as a percentage of revenue.

Sales and Marketing

Sales and marketing expenses principally consist of salaries and related costs for personnel, including commissions, stock-based compensation and travel expenses, in sales and marketing functions, as well as marketing and promotional programs.

We anticipate that our sales and marketing expenses will increase in the future to support the anticipated growth in our commercialization infrastructure. Over time, however, we expect our sales and marketing expenses to decrease as a percentage of revenue.

General and Administrative

General and administrative expenses consist principally of salaries and related costs for personnel, including stock-based compensation and travel expenses, in executive and other administrative functions. Other general and administrative expenses include facility-related costs, communication expenses and professional fees associated with corporate and intellectual property legal expenses, consulting, audit and accounting services.

We anticipate that our general and administrative expenses will increase in the future to support the increased scale of our development, manufacturing and commercial operations and to operate as a public company. These increases will likely include increased costs for insurance, costs related to the hiring of additional personnel and payments to outside consultants, lawyers and accountants, among other expenses. Over time, however, we expect our general and administrative expenses to decrease as a percentage of revenue.

Other (expense) Income

Interest Expense, Net

Interest expense, net consists primarily of interest expense on our long-term debt facilities and non-cash interest related to the amortization of debt discount and issuance costs, partially offset by interest earned on our cash and cash equivalents.

Other (Expense) Income

Other (expense) income consists of fair value adjustments on warrants to purchase preferred stock and loss on debt extinguishment.

Factors Affecting Our Performance

System Installed Base

Our future financial performance will be driven in large part by our ability to leverage our digital droplet technology and, in particular, by the rate of sales of our ThunderStorm, ThunderBolts and RainDrop systems. We plan to grow our system sales in the coming years through multiple strategies, including: offering a comprehensive genetic analysis portfolio based on our digital droplet technology platform; driving an enterprise sales model for ThunderStorm systems; focusing on applications in cancer research, while expanding into virology research; and developing and promoting new applications internally or via collaborations.

Our sales process involves numerous interactions with multiple individuals within an organization, and often includes in-depth analysis by potential customers of our products, performance of proof-of-principle studies, preparation of extensive documentation and a lengthy review process. As a result of these factors, the large capital investment required in purchasing our instruments, and the budget cycles of our customers, the time from initial contact with a customer to our receipt of a purchase order can be extensive and can vary significantly. Our sales cycle also varies significantly by product. We believe that the current sales cycle for RainDrop is typically three to six months, and for ThunderStorm is typically six to twelve months. While still early in our launch, we believe the sales cycle for our ThunderBolts system will be similar to that of our RainDrop system, though our existing RainDrop system installed base will have immediate access to predefined or user-defined ThunderBolts panels. As awareness and adoption of our products increase, we expect these sales cycles to shorten. However, given the length and uncertainty of these sales cycles, we have in the past experienced, and likely will in the future experience, fluctuations in our system sales on a period-to-period basis.

We sell directly into developed markets including North America, the United Kingdom, Germany and France. In addition, we have distributors in Italy, the Netherlands, Belgium, Switzerland, China, Japan, Korea, Taiwan, Singapore and Australia. As of December 31, 2014, we had 38 people employed in sales, sales support and marketing. We anticipate expanding our sales and marketing organization and adding additional distributors.

As of December 31, 2014, we had sold 90 RainDrop systems and 57 ThunderStorm systems.

Recurring Consumable Revenue

Our systems are designed to be used only with our consumables. Consumables revenue related to our RainDrop and ThunderBolts systems consists of revenue generated from the sales of our consumable chips and reagent supplies. Consumables revenue related to our ThunderStorm system consists of revenue generated from the sales of our gene panels and reagent supplies. We also generate consumables revenue from the sale of the gene panel and the associated chip from our ThunderBolts Cancer Panel and expect to generate similar revenue from our ThunderBolts Myeloid Panel once launched in April 2015.

We calculate recurring consumables revenue per system quarterly by dividing consumable revenue recognized in a particular quarter (other than consumable revenue related to proof-of principle studies) by the total number of systems installed as of the last day in the immediately preceding quarter. Our RainDrop system currently generates over $20,000 in average annual consumables revenue per system. Our ThunderStorm system currently generates an average annual consumables stream of over $200,000 per system. While still in early stages of its launch, our ThunderBolts system is also expected to generate recurring revenues from consumables, though that amount is still to be determined. As the installed base of systems expands, consumables revenue is expected to increase and over time should be an increasingly important contributor to our total revenue. Over time, we believe that consumables revenue should be subject to less period-to-period fluctuation than our system sales revenue.

Revenue Mix and Gross Margin

Our product revenue is derived from sales of our RainDrop, ThunderBolts and ThunderStorm systems and related consumables. Generally, our consumables have higher gross margins than our systems. There will be fluctuations in mix between systems and consumables from period to period. Although results may vary period to period, over time, as our installed base of systems grows, consumables should constitute a larger percentage of total revenue, which would increase our gross margins. Future system selling prices and gross margins may fluctuate as we introduce new products and reduce our product costs and from variability in the timing of new product introductions.

Results of Operations

Our historical consolidated operating results do not reflect this offering and the contemplated use of the net proceeds from this offering or additional expenses we will incur as a public company. As a result, our historical consolidated operating results may not be indicative of what our results of operations will be for future periods.

Comparison of the Years Ended December 31, 2013 and December 31, 2012

The following tables summarize our consolidated results of operations for the years ended December 31, 2012 and 2013, including as a percentage of revenues.

	Year Ended December 31,		Increase (Decrease) $	Increase (Decrease) %
($ in thousands, except percentages)	2012	2013
Revenue:
Systems revenue	$3,570	$6,734	$3,164	89%
Consumable revenue	4,702	9,900	5,198	111%
Services and other revenue	327	540	213	65%

Total revenue	8,599	17,174	8,575	100%
Cost of sales	5,059	8,395	3,336	66%

Gross profit	3,540	8,779	5,239	148%

Operating expenses:
Research and development	10,644	8,512	(2,132)	(20)%
Sales and marketing	6,392	5,786	(606)	(9)%
General and administrative	4,774	5,493	719	15%
Total operating expenses	21,810	19,791	(2,019)	(9)%

Loss from operations	(18,270)	(11,012)	7,258	40%

Other (expense) income:
Interest expense, net	(1,991)	(2,981)	(990)	(50)%
Other income (expense)	111	(341)	(452)	(407)%

Total Other (expense) income	(1,880)	(3,322)	(1,442)	(77)%

Net loss	$(20,150)	$(14,334)	$5,816	29%

	Year Ended December 31,
(Percentages of Total Revenue)	2012	2013
Revenue:
Systems revenue	41%	39%
Consumable revenue	55%	58%
Services and other revenue	4%	3%

Total revenue	100%	100%
Cost of sales	59%	49%

Gross margin	41%	51%

Operating expenses:
Research and development	124%	49%
Sales and marketing	74%	34%
General and administrative	56%	32%

Total operating expenses	254%	115%

Loss from operations	(213)%	(64)%

Systems Revenue

Systems revenue increased $3.2 million, or 89%, to $6.7 million in 2013 compared to $3.6 million in the prior year period. This increase was due primarily to the introduction in March 2013 of our RainDrop system and also to increased sales of ThunderStorm systems. Our average selling prices generally remained stable, while volume increased during this period.

Consumable Revenue

Consumable revenue increased $5.2 million, or 111%, to $9.9 million in 2013 compared to $4.7 million in the prior year period. This increase was due primarily to an increase in our installed base of ThunderStorm systems and increased utilization of our related consumables, together with the commencement of commercial sales of our RainDrop system and the utilization of our consumable supplies by initial RainDrop customers.

Services and Other Revenue

Services and other revenue increased by $213,000, or 65%, to $540,000 in 2013 compared to $327,000 in the prior year period. This increase was primarily due to an increase in the number of ThunderStorm systems under service contracts.

Cost of Sales

Cost of sales increased by $3.3 million, or 66%, to $8.4 million in 2013 compared to $5.1 million in the prior year period. This increase was due to increased sales of our systems and consumable products. As a percent of revenue, cost of sales declined from 59% to 49%, due primarily to increased sales of consumable supplies, which increased from 55% of revenue in the year ended December 31, 2012 to 58% in the year ended December 31, 2013.

Research and Development Expenses

Research and development expenses decreased by $2.1 million, or 20%, to $8.5 million in 2013 compared to $10.6 million in the prior year period. This decrease was primarily due to a decrease in outsourced services and materials costs related to the development of the RainDrop system in 2013 compared to the larger amounts incurred in 2012 prior to the commercial introduction of RainDrop.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $606,000, or 9%, to $5.8 million in 2013 compared to $6.4 million in the prior year period. This decrease was primarily due to a decrease in external spending on marketing-related activities as well as lower employee-related costs for our European commercial team due to a reduction in headcount related to a reorganization in 2012, partially offset by higher employee-related costs associated with the expansion of our commercial teams in the United States and Asia/Pacific.

General and Administrative Expenses

General and administrative expenses increased by $719,000, or 15%, to $5.5 million in 2013 compared to $4.8 million in the prior year period. This increase was primarily due to increased staffing, accounting and auditing costs together with moving costs related to the relocation to our new facility.

Interest Expense, Net

Interest expense, net, increased by $990,000, or 50%, to $3.0 million in 2013 compared to $2.0 million in the prior year period. This increase was primarily due to non-cash interest related to amortization of debt discount as well as higher cash interest due to an increase in the average outstanding loan balance coupled with a higher interest rate.

Other Income (Expense)

Other income decreased by $452,000, or 407%, to expense of $341,000 for the year ended December 31, 2013 compared to income of $111,000 for the year ended December 31, 2012. This decrease was primarily due to the change in the fair value of the warrant liability and the loss on the extinguishment of debt as well as a gain in 2012 related to the closure of our French subsidiary.

Comparison of the Years Ended December 31, 2014 and December 31, 2013

The following tables summarize our consolidated results of operations for the years ended December 31, 2013 and 2014, including as a percentage of revenues.

	Year Ended December 31,		Increase (Decrease) $	Increase (Decrease) %
($ in thousands, except percentages)	2013	2014
Revenue:
Systems revenue	$6,734	$12,688	$5,954	88%
Consumable revenue	9,900	16,215	6,315	64%
Services and other revenue	540	1,648	1,108	205%

Total revenue	17,174	30,551	13,377	78%
Cost of sales	8,395	12,840	4,445	53%

Gross profit	8,779	17,711	8,932	102%

Operating expenses:
Research and development	8,512	8,455	(57)	(1)%
Sales and marketing	5,786	7,785	1,999	35%
General and administrative	5,493	7,600	2,107	38%
Total operating expenses	19,791	23,840	4,049	20%

Loss from operations	(11,012)	(6,129)	4,883	44%
Other (expense) income:
Interest expense, net	(2,981)	(2,798)	183	6%
Other income (expense)	(341)	78	419	123%

Total Other (expense) income	(3,322)	(2,720)	602	18%

Net loss	$(14,334)	$(8,849)	$5,485	38%

	Year Ended December 31,
(Percentages of Total Revenue)	2013	2014
Revenue:
Systems revenue	39%	42%
Consumable revenue	58%	53%
Services and other revenue	3%	5%

Total revenue	100%	100%
Cost of sales	49%	42%

Gross margin	51%	58%

Operating expenses:
Research and development	49%	28%
Sales and marketing	34%	25%
General and administrative	32%	25%

Total operating expenses	115%	78%

Loss from operations	(64)%	(20)%

Systems Revenue

Systems revenue increased $6.0 million, or 88%, to $12.7 million in 2014 compared to $6.7 million in the prior year period. This increase was due primarily to increased sales of ThunderStorm systems coupled with a full year of sales of our RainDrop system which was introduced in March 2013. Our average selling prices generally remained stable, while volume increased during this period.

Consumable Revenue

Consumable revenue increased $6.3 million, or 64%, to $16.2 million in 2014 compared to $9.9 million in the prior year period. This increase was due primarily to an increase in our installed base of ThunderStorm systems which resulted in a higher volume of ThunderStorm consumables, together with an increase in our installed base of RainDrop system and the associated utilization of our consumable supplies by RainDrop customers.

Services and Other Revenue

Services and other revenue increased by $1.1 million, or 205%, to $1.6 million in 2014 compared to $540,000 in the prior year period. This increase was primarily due to an increase in the number of ThunderStorm systems under service contracts as well as the ratable recognition of certain upfront fees paid under a supply agreement.

Cost of Sales

Cost of sales increased by $4.4 million, or 53%, to $12.8 million in 2014 compared to $8.4 million in the prior year period. This increase was due to increased sales of our systems and consumable products. As a percent of revenue, cost of sales declined from 49% to 42%, due primarily to lower fixed manufacturing costs resulting from higher sales volumes.

Research and Development Expenses

Research and development expenses remained consistent at $8.5 million in 2014 compared to the prior year period.

Sales and Marketing Expenses

Sales and marketing expenses increased by $2.0 million, or 35%, to $7.8 million in 2014 compared to $5.8 million in the prior year period. This increase was primarily due to an increase in employee-related costs associated with the expansion of our commercial teams in the United States and Europe and to a lesser extent higher external spending on marketing-related activities.

General and Administrative Expenses

General and administrative expenses increased by $2.1 million, or 38%, to $7.6 million in 2014 compared to $5.5 million in the prior year period. This increase was primarily due to an increase in employee-related costs related to increased staffing coupled with an increase in professional services, primarily accounting and auditing costs.

Interest Expense, Net

Interest expense, net, decreased by $183,000, or 6%, to $2.8 million in 2014 compared to $3.0 million in the prior year period. This decrease was primarily due to non-cash interest related to amortization of debt discount partially offset by higher cash interest due to an increase in the average outstanding loan balance coupled with a higher interest rate.

Other Income (Expense)

Other expense decreased by $419,000, or 123%, to income of $78,000 for the year ended December 31, 2014 compared to expense of $341,000 for the year ended December 31, 2013. This decrease was primarily due to the change in the fair value of the warrant liability.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last six fiscal quarters. The unaudited interim financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments (including normal recurring adjustments) necessary for the fair presentation of our results of operations and financial position for these periods. These data should be read in conjunction with the audited and unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
($ in thousands)	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(unaudited)
Revenue:
Systems revenue	$695	$2,050	$1,513	$2,476	$2,232	$2,291	$2,983	$5,182
Consumable revenue	2,103	1,902	3,091	2,804	3,119	4,298	4,724	4,074
Services and other revenue	53	124	111	252	306	340	465	537

Total revenue	2,851	4,076	4,715	5,532	5,657	6,929	8,172	9,793
Cost of sales	1,367	2,266	1,865	2,897	2,635	2,707	3,219	4,279

Gross profit	1,484	1,810	2,850	2,635	3,022	4,222	4,953	5,514

Operating expenses:
Research and development	2,345	2,251	1,985	1,931	2,072	1,982	1,983	2,418
Sales and marketing	1,295	1,478	1,466	1,547	1,786	1,872	1,813	2,314
General and administrative	1,128	1,299	1,294	1,772	2,108	1,873	1,823	1,796
Total operating expenses	4,768	5,028	4,745	5,250	5,966	5,727	5,619	6,528

Loss from operations	(3,284)	(3,218)	(1,895)	(2,615)	(2,944)	(1,505)	(666)	(1,014)

Total Other (expense) income	(1,803)	(403)	(446)	(670)	(743)	(720)	(561)	(696)

Net loss	$(5,087)	$(3,621)	$(2,341)	$(3,285)	$(3,687)	$(2,225)	$(1,227)	$(1,710)

Our revenue has increased sequentially as a result of the sale of additional ThunderStorm and RainDrop systems as well as increased utilization of our related consumables, together with the commencement of commercial sales of our RainDrop system and the utilization of our consumable supplies by initial RainDrop customers. Consistent with others in our industry, we have experienced variations in revenue based on the timing of receipt of new system orders from customers. Accordingly, our systems revenue will fluctuate from quarter to quarter based on the timing of new orders for our ThunderStorm, ThunderBolts and RainDrop products. Additionally, our consumables revenue may fluctuate from quarter to quarter based on rate of utilization of our consumables supplies.

Cost of sales fluctuations tend to correspond with fluctuations in our revenue. Product mix from quarter-to-quarter also impacts cost of sales on a percentage basis because our consumables supplies have a lower cost of sales than our ThunderStorm, ThunderBolts and RainDrop systems.

Research and development expenses decreased between the second quarter of 2013 and the third quarter of 2013 primarily due to a decrease in outsourced services and materials costs related to the development of our RainDrop system in 2013. Research and development expenses increased between the third quarter of 2014 and the fourth quarter of 2014 primarily due to increased outsourced services related to the continued development of our RainDrop system. We believe that our continued investment in research and development is essential to our long-term competitive position and expect these expenses will continue to increase in future periods as we continue to develop our systems and expand the applications for which our systems and consumables are used.

Our sales and marketing expenses have generally increased in recent quarters primarily due to increased sales and marketing headcount as we continue to expand our commercialization infrastructure.

Our general and administrative expenses have primarily increased in 2014 as compared to the corresponding quarters in 2013 due to our preparations for becoming a public company.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2014, we had received an aggregate of $123.6 million in gross proceeds from the issuance of equity securities and an aggregate of $30.0 million in gross proceeds from debt facilities. At December 31, 2014, our cash and cash equivalents were $33.6 million.

Debt Financings

Convertible Debt

In September 2012 and December 2012, we issued subordinated convertible promissory notes in the aggregate amount of $5.0 million and $4.0 million, respectively, or the 2012 Subordinated Notes. These 2012 Subordinated Notes were issued to certain of our existing accredited investors. The 2012 Subordinated Notes bore interest at a rate of 8.0% per annum, computed on the actual number of days outstanding from the date of the 2012 Subordinated Notes until the principal amount and all accrued interest were paid or converted, and were not due and payable until June 30, 2013, or the Maturity Date. Unless earlier converted pursuant to the terms of the 2012 Subordinated Notes, the outstanding principal and accrued but unpaid interest were immediately due and payable upon demand by the holders of at least 50% of the then-outstanding principal amount of the 2012 Subordinated Notes beginning at any time on or after the Maturity Date.

In connection with the issuance of the 2012 Subordinated Notes, we issued warrants to purchase 36,000,000 shares of our common stock to the holders of the 2012 Subordinated Notes. The warrants are exercisable for a number of shares of our common stock determined by dividing (i) the product obtained by multiplying the principal amount of the 2012 Subordinated Note held by the purchaser by 0.2, by (ii) $0.05. The exercise price for the common stock purchasable upon exercise of the warrant is $0.05 per share. The warrants issued with the 2012 Subordinated Notes expire in September 2017 and December 2017, respectively.

On April 12, 2013, we authorized and closed on the first tranche of our Series E financing and issued Series E Convertible Preferred Stock at a purchase price of $0.1810. Concurrent with this closing, and pursuant to the Qualified Financing clause of the original loan agreement, the principal plus accrued interest on our 2012 Subordinated Notes converted into 51,552,260 shares of Series E Convertible Preferred Stock. Upon issuance of the Series E Convertible Preferred Stock to each applicable investor, the 2012 Subordinated Notes were cancelled in full. Consequently, the Company recognized new Series E Convertible Preferred Stock in the amount of $9,331,000 and removed the principal of the convertible debt of $9,000,000 and any related balances including the debt discount, the beneficial conversion feature, the accrued interest and the deferred financing costs, resulting in a charge to additional paid-in capital of $864,000 for the intrinsic value of the beneficial conversion feature.

Notes Payable

On December 19, 2011, we entered into a loan agreement on a $10.0 million commitment, or the Loan. On December 29, 2011, we borrowed $5.0 million, or the First Senior Note, under the Loan. On March 30, 2012, we borrowed an additional loan of $5.0 million, or the Second Senior Note and, together with the First Senior Note, the Senior Notes.

The Senior Notes bore interest at 8.50% and were due in 36 monthly installments consisting of nine months of interest-only payments followed by 27 equal monthly installments of principal and interest of $204,000 for the First Senior Note and $204,000 for the Second Senior Note. At the end of the term of the Senior Notes, we were required to pay a fee of 7.5% of the Senior Notes, or $750,000. The $750,000 was accrued as interest using the effective rate method over the life of the Senior Notes. The Senior Notes were secured by a first priority security interest in substantially all of our assets other than intellectual property, and a negative pledge on our intellectual property.

The Loan also included a right, at the option of the financing institution, to invest up to $250,000 in our next round of equity financing. We believed that this option was not probable of being exercised and no value was attributed to this option.

In connection with the issuance of the Senior Notes, on December 19, 2011 and March 30, 2012 we issued warrants to purchase 2,419,801 and 1,451,880 shares of Series D preferred stock, respectively. The warrants have an exercise price of $0.1808 and expire on December 19, 2018.

On September 17, 2013, we entered into a new loan agreement, or the New Term Loan Facility, with Capital Royalty L.P., which provides up to $35.0 million in debt financing. Under the terms of the New Term Loan Facility, we made an initial borrowing of $20.0 million, and may make a subsequent borrowing of at least $5.0 million and not more than $15.0 million, subject to the satisfaction of certain conditions precedent, including that we are required to achieve revenue of at least $7.0 million for any consecutive three-month period ending no later than June 30, 2015, which we successfully did. Subject to satisfying notice requirements and other conditions, we may draw on the New Term Loan at any time through October 28, 2015. The outstanding borrowings, including interest that is paid-in-kind, bear interest at an annual rate of 13.0%. During the period from September 30, 2013 through June 30, 2016, we have the option to pay interest 10.0% in cash and the remaining 3.0% in paid-in-kind interest. Payments of principal under the New Term Loan Facility are due in equal quarterly installments beginning on September 30, 2016 through June 30, 2018. We may prepay the outstanding principal amount in whole or in part, subject to paying a prepayment premium specified in the loan agreement.

The New Term Loan Facility subjects us to restrictive covenants that limit our ability to take on new indebtedness, to permit new liens, to dispose of our property (including to license in certain situations), to engage in mergers or acquisitions and make certain other changes in our business. Under the New Term Loan Facility, we are permitted, subject to certain conditions, to enter into a line of credit secured by a first lien on our accounts receivable and their cash proceeds, or an ABL Facility. This New Term Loan Facility also requires us to maintain at least $2.0 million of cash and cash equivalents that are unencumbered other than in favor of the lenders under the New Term Loan Facility, or Minimum Liquidity, unless we enter into an ABL Facility, in which case we would be required to maintain Minimum Liquidity of the greater of $2.0 million and the minimum liquidity required by our lenders under the ABL Facility. Under the New Term Loan Facility, we are required to achieve a minimum annual revenue level, which increases each year through 2018 and provides for certain cure rights if the minimum annual revenue requirement is not met in any given year. We were in compliance as of December 31, 2014.

The New Term Facility includes customary and other events of default, subject in certain cases to limited cure periods, including that it is an event of default under the New Term Loan Facility if we default under any ABL Facility or other material indebtedness, any material adverse change in our business, financial condition, operations, performance or property occurs, a change of control (as defined in the loan agreement) occurs, or if any governmental authority issues an injunction to prevent us from selling our products in a territory that accounts for more than 50% of our total sales revenue or that continues for more than 60 consecutive days. If we default under our New Term Loan Facility, and such event of default is not cured or waived, the lenders may charge default interest, terminate their commitments to lend and accelerate the loans, causing all amounts outstanding to be due and payable immediately and exercise other remedies. Our obligations under the New Term Loan Facility are secured by substantially all of our assets, including our intellectual property, and the lenders have all of the rights of secured parties under applicable law as well as under the documentation of the facility.

The Loan was repaid in full from the proceeds of our initial borrowing under the New Term Loan Facility.

Operating Capital Requirements

Our primary uses of capital are, and we expect will continue to be for the near future, compensation and related expenses, manufacturing costs for products, research and development services marketing and promotional programs, laboratory and related supplies, facility costs, legal and other expenses and general overhead costs.

We believe that the net proceeds of this offering, together with our existing cash and cash equivalents at December 31, 2014 and proceeds from our future available borrowings under our debt facility if we continue to meet the financial covenants thereunder, will be sufficient to fund our operations as currently planned. Based on our anticipated use of the net proceeds of this offering and our existing cash resources, we believe that our available funds following this offering will be sufficient to enable us to continue to expand our product development and commercialization activities at least through December 2016.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and sale of life sciences products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	Market adoption of our technology platform and our products;

•	The extent to which customers, including Myriad, use our systems and require our consumables; and

•	Competition.

We expect that we will need to obtain additional funding in the future in order to continue the operation of our business. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, the ownership interests of our existing stockholders may be materially diluted and the terms of these securities could include liquidation or other preferences that could adversely affect the rights of our existing stockholders. In addition, debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely affect our ability to conduct our business. If we are unable to raise capital when needed or on attractive terms, we could be forced to significantly delay, scale back or discontinue our product development programs and our commercialization activities.

Cash Flows

Comparison of the Years Ended December 31, 2013 and December 31, 2012

The following table summarizes our sources and uses of cash:

	Year Ended December 31,
(in thousands)	2012	2013
Net cash used in operating activities	$(18,036)	$(9,665)
Net cash used in investing activities	(323)	(1,179)
Net cash provided by financing activities	13,074	26,279
Effect of exchange rate changes on cash	(10)	(5)

Net (decrease) increase in cash and cash equivalents	$(5,295)	$15,430

Operating Activities

Net cash used in operating activities for the year ended December 31, 2013 declined by $8.4 million to $9.7 million, as compared to $18.0 million in the year ended December 31, 2012. This decline was due to a decrease in the net loss of approximately $5.8 million along with changes in our working capital accounts, primarily deferred revenue, accounts receivable and inventories. While the 100% growth in our revenues caused corresponding increases in accounts receivable and inventories in 2013 as compared to 2012, by $1.1 million and $1.0 million, respectively, these were offset by an increase of $3.6 million in deferred revenue, derived from customer prepayments and collaboration receipts.

Net cash used in operating activities was $18.0 million for the year ended December 31, 2012 and consisted primarily of a net loss of $20.2 million adjusted for non-cash items, including depreciation and amortization expense of $751,000, non-cash interest expense of $763,000, stock-based compensation expense of $688,000 and a net decrease in operating assets and liabilities of $126,000, partially offset by adjustments for a change in the fair value of warrants of $68,000 and a gain on loan forgiveness of $37,000.

Net cash used in operating activities was $9.7 million for the year ended December 31, 2013 and consisted primarily of a net loss of $14.3 million adjusted for non-cash items including depreciation and amortization expense of $737,000, non-cash interest expense of $1.6 million, loss on extinguishment of debt of $60,000, stock-based compensation expense of $605,000, a change in the fair value of warrants of $228,000, and a net increase in operating assets and liabilities of $1.4 million.

Investing Activities

During the years ended December 31, 2012 and December 31, 2013, our investing activities used net cash of $323,000 and $1.2 million, respectively. The use of net cash in both periods primarily resulted from purchases of property and equipment to facilitate the increased scale of our operations, especially in 2013, where the costs included leasehold improvements and equipment associated with the move to a new facility. The increase in net cash used in investing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012 was due primarily to an increase in leasehold improvements and equipment purchases in 2013.

Financing Activities

Net cash provided by financing activities was $13.1 million for the year ended December 31, 2012 compared to net cash provided by financing activities of $26.3 million for the year ended December 31, 2013. Cash provided by financing activities for the year ended December 31, 2012 consisted of $13.9 million from the proceeds from debt issuances partially offset by $847,000 and $32,000 in repayment of long-term debt and leases, respectively. Net cash provided by financing activities for the year ended December 31, 2013 consisted primarily of $19.5 million in net proceeds from debt issuances and $15.9 million in net proceeds from the issuance of Series E convertible preferred stock offset by the repayment of long-term debt of $9.2 million.

Comparison of the Years Ended December 31, 2014 and December 31, 2013

The following table summarizes our sources and uses of cash:

	Year Ended December 31,
(in thousands)	2013	2014
Net cash used in operating activities	$(9,665)	$(978)
Net cash used in investing activities	(1,179)	(3,086)
Net cash provided by financing activities	26,279	16,726
Effect of exchange rate changes on cash	(5)	(15)

Net (decrease) increase in cash and cash equivalents	$15,430	$12,647

Operating Activities

Net cash used in operating activities for the year ended December 31, 2014 declined by $8.7 million to $978,000, as compared to $9.7 million in the year ended December 31, 2013. This decline was due to a decrease in the net loss of approximately $5.2 million along with changes in our working capital accounts, primarily deferred revenue, accounts receivable, prepaid expenses and inventories. The growth in our revenues caused a corresponding increase in inventories and our preparation for becoming a public company resulted in an increase in prepaid expenses in 2014 as compared to 2013, by $1.6 million and $1.9 million, respectively, which were offset by an increase of $4.5 million in deferred revenue derived from customer prepayments and a decrease in accounts receivable of $1.3 million from the improved timing of customer payments.

Net cash used in operating activities was $9.7 million for the year ended December 31, 2013 and consisted primarily of a net loss of $14.3 million adjusted for non-cash items including depreciation and amortization expense of $737,000, non-cash interest expense of $1.6 million, loss on extinguishment of debt of $60,000, stock-based compensation expense of $605,000, a change in the fair value of warrants of $228,000, and a net increase in operating assets and liabilities of $1.4 million.

Net cash used in operating activities was $978,000 for the year ended December 31, 2014 and consisted primarily of a net loss of $8.8 million adjusted for non-cash items including depreciation and amortization expense of $1.0 million, non-cash interest expense of $742,000, stock-based compensation expense of $939,000, a decrease in the fair value of warrants of $75,000, and a net increase in operating assets and liabilities of $5.2 million.

Investing Activities

During the years ended December 31, 2013 and December 31, 2014, our investing activities used net cash of $1.2 million and $3.1 million, respectively. The use of net cash in both periods primarily resulted from purchases of property and equipment to facilitate the increased scale of our operations. The increase in net cash used in investing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013 was due primarily to the purchase of intangible assets of $2.0 million in 2014.

Financing Activities

Net cash provided by financing activities was $26.3 million for the year ended December 31, 2013 compared to net cash provided by financing activities of $16.7 million for the year ended December 31, 2014. Cash provided by financing activities for the year ended December 31, 2013 consisted primarily of $19.5 million in net proceeds from debt issuances and $15.9 million in net proceeds from the issuance of Series E convertible preferred stock offset by the repayment of long-term debt of $9.2 million. Cash provided by financing activities for the year ended December 31, 2014 consisted primarily of $16.4 million in net proceeds from the issuance of Series E convertible preferred stock and $290,000 in proceeds for the exercise of stock options

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial position and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate estimates, which include, but are not limited to, estimates related to accruals, stock-based compensation expense, warrants to purchase redeemable securities, and reported amounts of revenues and expenses during the reported period. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue from product sales and services and other revenue. Product sales consist of revenue generated from the sales of our microdroplet-based solutions, including systems and consumables. Services and other revenues consist of revenue generated from services on products and collaborations of research and development contracts with commercial entities and research partners. We recognize revenue in accordance with FASB ASC Topic 605, Revenue Recognition (“ASC 605”). Accordingly, revenue is recognized for each unit of accounting when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognized as revenue within the twelve months following the balance sheet date are classified as current liabilities. Amounts not expected to be recognized as revenue within the twelve months following the balance sheet date are classified as non-current liabilities.

We account for multiple-element arrangements in accordance with FASB ASC 605-25, Revenue Recognition—Multiple Element Arrangements, or ASC 605-25. Revenue is recorded as separate units of accounting if the delivered items in the arrangement have value to the customer on a stand-alone basis. In accordance with ASC 605-25, the total consideration in the arrangement is allocated to each standalone element using the relative selling price method. The relative selling price for each element is based on vendor-specific objective evidence (VSOE) of fair value or third-party evidence (TPE), when available or on best estimated selling price (BESP) when VSOE or TPE are not available. When we cannot determine VSOE or TPE, as is the case for the majority of our products and services, we use BESP in the allocation of arrangement consideration. The objective of BESP is to determine the price at which we would typically transact a stand-alone sale of the product or service. BESP is determined by considering a number of factors including pricing policies, internal costs and gross margin objectives, class of customer, method of distribution, information gathered from experience in customer negotiations, market research and information, recent technological trends, competitive landscape and geographies. Our systems operate without any custom configuration, and installation is standard for each piece of equipment. Consumable products are sold with the system or subsequent to the system’s sale, and are accounted for as separate transactions. Standard terms of product sales are free on board shipping point, and do not contain contractual rights of return. For product sales that included customer-specific acceptance criteria, including performance milestones, revenue is deferred until the acceptance criteria have been met.

Services and other revenue are recognized on a straight-line basis over the estimated period of performance. The amount of revenue recognized on a straight-line basis is limited to the contractual amount due from the customer as of the end of the reporting period. Costs associated with collaboration revenue are included in research and development expenses within the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

We have applied the fair value recognition provisions of FASB Topic 718, Compensation—Stock Compensation, or ASC 718, to account for stock-based compensation for employees. ASC 718 applies to any awards granted, modified, repurchased, or canceled after December 31, 2005, and requires the measurement and recognition of costs for all stock-based awards made to employees and directors, including stock options, stock appreciation rights, stock units, and discounted employee stock purchases. We recognize compensation costs related to employees based on the estimated fair value of the awards on the date of grant and over the requisite service periods, using the straight-line method. The options vest periodically over various schedules and all options expire no later than ten years after the date of grant.

We have applied the fair value recognition provisions of ASC 718 and FASB ASC 505, Equity, to account for stock-based compensation for non-employees. Stock-based compensation related to non-employee awards is re-measured at each reporting period until the awards are vested and is estimated using an expected term equal to the remaining contractual term of the award. Compensation expense is recognized for the fair value of the consideration received, or the equity instruments issued, whichever is more reliably measurable. We recorded compensation expense for non-employee awards with graded vesting using the accelerated expense attribution method.

We estimate the fair value of our stock-based awards to employees and non-employees using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including: (1) the expected volatility of our stock, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of comparable companies that are publicly traded. For these analyses, we selected representative companies from the life sciences industry with characteristics similar to ours, including enterprise value, risk profiles, position within the industry and historical share price information, sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We utilize a dividend yield of zero based on the fact that we have never declared cash dividends and have no current intention of paying cash dividends over the expected term of the option. As we do not have sufficient historical stock option activity data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees, we have estimated the expected life of our employee stock options using the “simplified” method, whereby the expected life equals the average of the vesting term and the original contractual term of the option. For non-employee options, we have determined the expected life based on the respective contractual life. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted and with maturity dates equivalent to the expected term of the option.

We are also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The amount of compensation cost recognized in the consolidated statements of operations and comprehensive loss is based on the awards ultimately expected to vest, and therefore is reduced for estimated forfeitures.

Determination of the Fair Value of Common Stock on Grant Dates

We have historically granted stock options at exercise prices not less than the fair value of our common stock. Our board of directors determined the fair value of our common stock considering, in part, the work of an independent third-party valuation specialist. The board determined the estimated per share fair value of our common stock at various dates considering contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. Following the consummation of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock. In conducting the valuations, the independent third-party valuation specialist considered all objective and subjective factors that it believed to be relevant for each valuation conducted in accordance with the Practice Aid, including our best estimate of our business condition, prospects and operating performance at each valuation date. Other significant factors included:

•	the prices of our preferred stock sold to outside investors in arm’s length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	our results of operations, financial position and the status of research and development efforts;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the valuation of publicly traded companies in the life sciences sector, as well as recently completed mergers and acquisitions of guideline companies;

•	any external market conditions affecting the life sciences industry sector;

•	the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held life sciences companies.

The dates of our contemporaneous valuations have not always coincided with the dates of our stock option grants. In determining the exercise prices of the stock options on each grant date, our board of directors considered, among other things, the most recent contemporaneous valuation of our common stock and their assessment of additional objective and subjective factors that were relevant as of the grant dates. The additional factors considered when determining whether any changes in the fair value of our common stock had occurred between the most recent contemporaneous valuation and the grant dates included our stage of research and development, our operating and financial performance and current business conditions.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, the related valuations associated with such events, and the determinations of the appropriate valuation methods at each valuation date. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.

Common Stock Valuation Methodologies

The valuations we obtained were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock. We generally used the market approach, in particular the guideline public company and guideline transaction methodologies, based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, to estimate the enterprise value of our company.

Methods Used to Allocate Our Enterprise Value to Classes of Securities

In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. The methods considered consisted of the following:

•	Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•	Option Pricing Method, or OPM. Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•	Hybrid Method. The hybrid method employs the concepts of the PWERM and OPM merged into a single framework. The PWERM estimates the future equity value under a range of IPO exits and allocates the same in each scenario according to the subject company’s capital structure, probability-weighting each exit and discounting the value to a present value equivalent using a risk-adjusted discount rate. The OPM consists of the scenario where we remain private, and is modeled over a weighted average term to exit using a financing round or external comparable benchmarks as the basis for fair market value determination.

The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our common stock once this offering is complete. We cannot make assurances as to any particular valuation for our common stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

Fair value of financial instruments

We disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. A fair value hierarchy is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported or disclosed fair value of the financial instruments and is not a measure of the investment credit quality. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

•	Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations that require inputs that reflect our own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial instruments measured at fair value on a recurring basis include cash equivalents and warrants to purchase redeemable securities.

An entity may elect to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in net loss. We did not elect to measure any additional financial instruments or other items at fair value. We are also required to disclose the fair value of financial instruments not carried at fair value. The carrying value of our long-term debt approximates fair value because our interest rate yield is near current market rates. Our long-term debt is considered a Level 3 liability within the fair value hierarchy.

Impairment of Long-Lived Assets

We evaluate long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value.

Warranty

We evaluate obligations related to product warranties quarterly. A standard one-year warranty from the date of shipment is provided on systems, and a standard six-month warranty from the date of shipment is provided on consumables. Warranty charges consist of costs to service the warranty, including labor to repair the system and replacement parts for defective items, as well as other costs incidental to the repairs such as shipping costs. Using historical data and prospective estimates, we estimate average warranty cost per unit, and record the provision for such charges as an element of cost of sales upon recognition of the related revenue. The overall warranty accrual balance is analyzed as of the balance sheet date using the remaining warranty periods outstanding on products under warranty, and any resulting changes in estimates are recorded as an adjustment to cost of sales. If circumstances change, or if a significant change in warranty-related incidents occurs, the impact of the change in the warranty accrual could be material. The accrued warranty liability is included on the consolidated balance sheets as a component of accrued expenses.

Research and Development Costs

Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of our microdroplet-based solutions. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on research equipment, services provided by outside contractors, and the allocable portions of facility costs, such as rent, utilities, repairs and maintenance, depreciation, and general support services. All costs incurred in the research and development of our products are expensed as incurred.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Net Operating Loss and Research and Development Tax Credit Carryforwards

At December 31, 2012, December 31, 2013 and December 31, 2014, we had United States federal net operating loss carryforwards of approximately $89.2 million, $96.8 million and $97.3 million, respectively, and had United States state net operating loss carryforwards of approximately $70.0 million, $69.1 million and $57.4 million, respectively. At December 31, 2012, December 31, 2013 and December 31, 2014, we also had United States federal and state research and development tax credit carryforwards of approximately $2.2 million, $3.2 million and $3.7 million, respectively. The net operating loss and tax credit carryforwards will expire at various dates through 2034.

Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of our company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. At December 31, 2014, we recorded a 100% valuation allowance against our net operating loss and research and development tax credit carryforwards, as we believe it is more likely than not that the tax benefits will not be fully realized. In the future, if we determine that a portion or all of the tax benefits associated with our tax carryforwards will be realized, net income would increase in the period of determination.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of payment due date by period at December 31, 2014:

(in thousands)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt	$20,772	$0	$15,579	$5,193	$0
Operating leases (1)	1,997	822	1,175	0	0

	$22,769	$822	$16,754	$5,193	$0

(1)	In December 2012, we entered into a non-cancelable operating lease agreement for 39,600 rentable square feet of office, laboratory, and manufacturing space in Billerica, Massachusetts. The initial lease term was two years with two renewal options, for two years and five years, respectively, to extend the lease for an aggregate term of nine years. We took control of the leased space in April 2013 and began making payments of rent in June 2013. On May 30, 2014, the Company exercised the first option to extend the lease term for an additional two years, such that the lease term currently runs through May 31, 2017. On August 21, 2014, we entered into a non-cancelable operating lease agreement for 5,132 rentable square feet of additional office space in Billerica, Massachusetts at a nearby but separate facility. The term is until May, 2017. We took control of this additional leased space in October, 2014.

Qualitative and Quantitative Disclosures About Market Risk

Financial instruments that potentially subject the Company to market risk are primarily cash equivalents. The Company’s cash equivalents are deposited at one financial institution and include money market funds at December 31, 2014. The investments in these financial instruments are made in accordance with an investment policy approved by our board of directors, which specifies categories, allocations and ratings or securities we may consider for investment. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Some of the financial instruments in which we invest could be subject to market risk. This means that a change in prevailing interest rates may cause the value of the instruments to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of that security will probably decline. To minimize this risk, we intend to maintain a portfolio which may include cash, cash equivalents and investment securities available-for-sale in a variety of securities which may include money market funds, government and non-government debt securities and commercial paper, all with various maturity dates. Based on our current investment portfolio, we do not believe that our results of operations or our financial position would be materially affected by a change in interest rates.

We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for speculative trading purposes. Further, we do not believe our cash equivalents and investment securities have significant risk of default or illiquidity. We made this determination based on discussions with our investment advisors and a review of our holdings. While we believe our cash equivalents and investment securities do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. All of our investments are recorded at fair value.

JOBS Act

In April 2012, the JOBS Act was enacted in the United States. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

BUSINESS

Overview

We are a commercial-stage company that develops, manufactures and sells proprietary systems, consumables and assays that enable ultra-sensitive detection and analysis of complex genetic diseases in tissue and “liquid biopsies” in life science and translational research settings. Our products enable researchers to enhance the sensitivity, specificity, range of gene content, sample type and workflow while lowering costs of Next Generation Sequencing content enrichment, or NGS, and Digital Polymerase Chain Reaction, or dPCR. Our products facilitate the research, discovery and monitoring of cell-free genetic targets associated with inherited disease, pathology, and recurrence of cancer and infectious disease.

We believe the market for our products is fast growing and will exceed $3 billion by 2018. Our addressable market is comprised of existing NGS and PCR research markets, markets enabled by our technology, and markets created by the conversion of competing technologies to our products utilizing our digital droplet technology platform. The 2013 Kalorama Report and the 2011 Takeda Pacific Report estimate the total addressable market for NGS content enrichment to be approximately $800 million by 2017, growing at a CAGR of approximately 20%. According to the 2013 Kalorama Report and the 2013 Global Industry Analysts Report, the global markets addressable by dPCR will be approximately $3.3 billion by 2018, growing at a CAGR of approximately 16%. In addition, we believe our digital droplet technology platform’s versatility will eventually enable us to expand into markets beyond genetic analysis.

We have developed a unique technology platform that enables a broad range of applications. We use proprietary chemistries and sophisticated microfluidics, to create for each sample millions of picoliter-scale droplets, each of which partitions and encapsulates a single biological marker or reaction. Our customers are able to precisely create, control, manipulate, detect and quantitate millions of droplets in a single sample. We refer to this platform as our digital droplet technology or digital droplet technology platform. The digital droplet technology platform features flexible open biology and chemistry architecture to detect a broad range of single molecule inputs including DNA, RNA, microRNA, proteins, drugs, viruses, and single cells. Our digital droplet technology enables us to lower the limit of detection compared to our competitors and increase the range of biological targets in a wide variety of sample types, which we believe will unlock information previously inaccessible to researchers while delivering simple workflow, fast turnaround time and lower cost results. Our digital droplet technology platform, products and applications are protected by an estate of over 175 patents or patent applications either exclusively licensed to us (subject to some field restrictions and carve-outs in some cases) or developed by our employees and by others who are under an obligation to assign their patent rights to us (subject to joint ownership by others in a small number of patents), as more fully described in this section below under “Intellectual Property-Patents.”

Our product portfolio includes three systems: ThunderStorm, ThunderBolts and RainDrop. Our ThunderStorm and ThunderBolts systems are used by researchers for NGS content enrichment, a method in which DNA is targeted and enriched to enable efficient sequencing. Our RainDrop system is used by researchers for dPCR, a technology approach to directly amplify and quantify nucleic acids. All three of these systems utilize our digital droplet technology and are marketed for research use only, not for use in diagnostic procedures. Our product portfolio also includes proprietary consumables that are used by our various systems and provide us with a significant, recurring revenue stream.

Our ThunderStorm system, launched in December 2011, is an NGS content enrichment solution for high volume customers to isolate and analyze any region of the genome prior to NGS with any commercially available NGS system through a highly automated, rapid, simple and low cost process. Our ThunderStorm system is in current use for tissue analysis and liquid biopsy applications in high volume laboratories for cancer and inherited disease research. Our ThunderStorm system is able to generate one million unique droplet-based single molecule PCR reactions for up to 20,000 targeted genetic loci, or specific regions of the genome. Our ThunderStorm system offers the benefits of increased sensitivity, accuracy, genomic coverage and uniformity to commercial service laboratories, thereby overcoming the analytical limitations of competing amplification and hybrid capture enrichment methods. Our ThunderStorm system provides our customers with industry leading data quality as well as simple and automated workflows. The system can be set up for multi-day, walk-away processing of 96 samples with operator hands-on time of approximately 30 minutes, thus increasing research productivity while lowering costs.

Our ThunderBolts system, also supports user defined and predefined panels to target genetic regions of interest. Our ThunderBolts system utilizes elements of our RainDrop system architecture. Our ThunderBolts panels that we or our customers design can be run on our ThunderBolts system and can also be run on our existing installed base of RainDrop systems. Our ThunderBolts system’s predefined assays, or primers that target genetic regions of interest, currently include two cancer panels for research of somatic solid tumors and myeloid disorders. Launched in April 2014, our ThunderBolts Cancer Panel targets important cancer mutations across 50 genes associated with most solid tumors to enable customers to rapidly and cost-effectively analyze plasma, tissue and formalin-fixed paraffin-embedded, or FFPE, samples with minimal starting sample requirements in a single sample. Our ThunderBolts Myeloid Panel, which we expect to launch in April 2015, targets 49 important research genes associated with the causation, prognosis and recurrence of leukemia and myeloma. We believe our ThunderBolts solutions offer any NGS user worldwide a high-value research application to efficiently scale up their sequencers to full productive use. Moreover, our ThunderBolts solutions provide a cost-effective way for researchers to access the more than 300 million unanalyzed FFPE samples that are stored in bio-banks in the United States alone. These samples are typically highly degraded and often in small sample amounts that are challenging and not readily addressable by current technologies. We plan to leverage innovations in these cancer panels to develop additional high value research assays. Our predefined ThunderBolts panels are designed with the input of leading medical experts. For example, we assembled an exclusive consortium of hematologic oncology experts to advise us on the design and commercialization of the ThunderBolts Myeloid Panel.

Our RainDrop system for dPCR, launched in March 2013, allows our customers to obtain what we believe, based on our industry knowledge of the competing PCR and NGS products and technology, is the industry’s highest sensitivity for genetic analysis of DNA, RNA or microRNA, across a broad range of sample types including tissue, plasma and bodily fluids. Customers use our RainDrop system for monitoring of circulating cell-free genomic markers as well as for validation of mutations identified by other technologies such as NGS. dPCR enables ultra-sensitive monitoring and validation applications by directly amplifying, detecting and quantitating single molecule nucleic acids. This results in a significant improvement over existing PCR approaches limited by relative quantitation, sensitivity and range of genetic targets. The RainDrop system counts the absolute number of multiple genetic targets in a sample. This heightened single molecule sensitivity enables earlier detection of diseases and improved monitoring where the concentration level of genetic targets is too low to detect with traditional PCR or NGS. Our RainDrop system is automated to create and read between one and 10 million droplets per sample, depending on the customer’s desired throughput and sensitivity, resulting in six logs or a million-fold of dynamic range. Employing industry standard TaqMan chemistries and customer-validated assays, our RainDrop system uses a disposable chipset to run eight samples in parallel and produces results in approximately seven hours.

Our products facilitate the research and discovery of cell-free genetic targets associated with inherited disease, pathology, and recurrence of cancer and infectious disease through genetic analysis of a broad range of sample types including tissue, plasma and bodily fluids. While the market for liquid biopsy is nascent and we have not yet generated significant revenue from our liquid biopsy applications, our products are currently used by researchers for liquid biopsies, and we believe there is growing demand for such products from translational researchers.

We sell to a broad range of customers including leading cancer research centers, medical genetic centers, infectious disease research centers pharmaceutical companies, and commercial service laboratories. Our customers, which include ten of the top thirty U.S. cancer research centers, are comprised of leading global cancer centers such as: Mayo Clinic, MD Anderson Cancer Center, Memorial Sloan Kettering Cancer Center, Moffitt Cancer Center, Munich Leukemia Laboratory, National Cancer Institute, Ontario Institute for Cancer Research, RUCDR Infinite Biologics and Université Paris Descartes. Our customers also include several of the leading medical genetic centers such as ARUP Laboratories, GeneDx and Icahn School of Medicine at Mount Sinai. We have multiple customers focused on infectious disease research including Johns Hopkins University,

National Institutes of Health and the U.S. Centers for Disease Control and Prevention. In addition, our products are used by both leading pharmaceutical companies such as Novartis, Merck, and Sanofi-Aventis and large Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratories such as BioReference Laboratories, Clarient (a GE Healthcare company), Myriad Genetics and Quest Diagnostics. We sell our products directly to customers through a dedicated sales force in North America and select European markets and through distributors in the rest of the world. As of December 31, 2014, we had an installed base of over 145 systems worldwide.

We have seen rapid adoption of our ThunderStorm and RainDrop systems, which retail in the U.S. for $250,000 and $125,000, respectively. Our recently launched ThunderBolts system retails in the U.S. for $50,000. We launched our ThunderStorm system in the fourth quarter of 2011 and have sold 57 systems to 22 customers as of December 31, 2014. We estimate that our ThunderStorm systems generate average annual consumable revenue per system of greater than $200,000. We launched our RainDrop system in the first quarter of 2013 and have sold 90 systems to 62 customers as of December 31, 2014. Our RainDrop system generates over $20,000 in average annual consumables revenue per system. For the ThunderStorm and RainDrop systems, we shipped consumable kits to customers corresponding to over 65,000 samples in 2013 and over 161,000 samples in 2014.

Our revenue grew from $17.2 million in 2013 to $30.6 million in 2014. In 2014, 53% of our sales were from consumables. Our gross margins were 51% in 2013 and increased to 58% in 2014. Our net loss was $14.3 million in 2013 and was $8.8 million in 2014.

Our Strategy

Our mission is to ‘democratize’ genetic analysis research with products that enable customers to detect and analyze complex genetic diseases by ultra-sensitive screening and monitoring of cell-free genomic targets. Our strategy to lead this market transformation is to:

•	Enable Liquid Biopsy with Ultra-Sensitive NGS and dPCR for Translational Research Applications. We believe based on our knowledge of the market that our ThunderBolts and RainDrop systems represent the only platforms featuring both NGS and dPCR to perform ultra-sensitive tissue and liquid biopsy. We will continue to drive adoption and broaden awareness of our ThunderBolts and RainDrop systems for liquid biopsy assay and application developers. We will engage in sustained marketing and sales efforts to educate potential customers of the numerous advantages of our platforms and rapidly growing applications for liquid biopsy research as an alternative to traditional invasive biopsy procedures or imaging techniques that yield lower quality information.

•	Broaden our Assay Menu in Cancer and Infectious Disease to Increase Our Recurring Consumables Revenue. We plan to leverage our core ThunderBolts and RainDrop technology platforms to launch additional predefined disease-focused assays, in a similar manner to our ThunderBolts Cancer Panel and ThunderBolts Myeloid Panel. Beyond cancer research, our focus includes panels for research in infectious disease, immune monitoring and drug targets. In addition, our customers can build self-customizable panels that run on our systems for diverse research applications. We are collaborating with leading cancer centers, translational research institutes and assay development companies to expand the set of applications on our systems to drive consumables revenues. We intend to leverage our relationships with leading medical institutions to assemble consortiums of experts to advise us on the design and commercialization of predefined panels.

•

Establish the RainDrop System as the Gold Standard in Digital PCR. Based on our industry knowledge of competing products and technologies, we will highlight our RainDrop system’s superior capabilities to other PCR and dPCR instruments, as well as successful customer experiences to achieve our goal of making RainDrop the standard for dPCR research of genetic targets associated with cancer and other complex genetic diseases. We intend to collaborate with multiple medical research societies and standard and measurement agencies worldwide, such as the National Institute of Standards and Technology in the U.S., to establish RainDrop dPCR as a reference standard for genetic analysis.

•	Extend the Adoption of our ThunderStorm System in Major Commercial Laboratories. We currently promote our ThunderStorm system as the most powerful research-use platform for NGS content enrichment, and will reinforce our position as a trusted platform partner for high-volume customers. All of our products, including our ThunderStorm system, are currently labeled for research use only, or RUO, and are not for clinical diagnostic use. We plan to list our ThunderStorm system with the U.S. Food and Drug Administration, or the FDA, as a medical device to expand our potential markets for this product beyond research to clinical diagnostic use, although there can be no assurance regarding the timing of such listing. Prior to listing the product, the company has been in the process of establishing a quality system for the manufacturing facility and assuring that the design controls and production processes for the ThunderStorm will be in compliance with the FDA Quality System Regulations, or QSR. We believe that listing our ThunderStorm system with the FDA will provide increased regulatory certainty as the FDA’s policies concerning laboratory tests for analysis of complex genetic diseases continue to evolve as well as provide a competitive advantage compared to other products in the market which are labeled for research use only.

•	Drive Global Expansion. Our initial plan is to focus our direct sales force efforts on continued penetration within the United States, Canada and regions of Europe. We will continue to monitor and strategically pursue other geographic regions for opportunities to expand our direct sales and distribution presence.

•	Grow our Addressable Markets with New Technology Capabilities. We believe our technology is highly versatile and can be applied to address current technological limitations in several other large markets. We intend to continue investing in research for the development of innovative systems, assays and capabilities to expand our market opportunities within and beyond genomics. Leveraging our digital droplet technology platform, we are developing a pipeline of future products and applications for RNA sequencing, genomic structural variant analysis, single cell sequencing, novel approaches to enhance whole genome and exome sequencing, and multiplexed single molecule protein analysis.

The following graphic illustrates what liquid biopsy could achieve, and how we believe our technology will enable liquid biopsy in the future:

Limitations of Existing Technologies

Genetic analysis technologies have advanced substantially over the last decade with improvements in microarray density, NGS platforms and chemistries, PCR TaqMan assays, as well as genome annotation and computational power. Despite these advancements, most technologies have struggled to break through the sensitivity and quantitation barriers for tissue or liquid biopsy, which require detection and quantitation of low-level yet important genetic targets such as circulating cell-free biomarkers in bodily fluids. These technologies do not provide the industry with simple tools that can accurately detect multiple mutations in a single assay with absolute precision, streamlined and scalable workflow, fast time-to-answer and low cost.

In particular, existing technologies for genetic analysis, including Sanger, Microarrays, PCR and NGS, face several limitations:

•	Low sensitivity: Current approaches cannot achieve routine single molecule detection and quantitation across multiple markers in a single assay, which are needed for ultra-sensitive measurement of important, low-abundance genetic markers present in heterogeneous tissue and circulating fluids.

•	Lack of multiplexing capability: Most genetic analysis methods, with the exception of NGS and Microarrays, are limited to single genes or a limited number of gene targets in a single assay. Multiplexed genetic analysis solutions, such as our systems, are important because most diseases are demonstrated to be multi-genetic.

•	Limited content flexibility: While Sanger and NGS are designed for de novo sequencing, most other technologies, including Microarrays and PCR, employ “closed” assay designs, are limited to pre-designed content, or are limited to the availability of existing TaqMan assays, which consist of TaqMan probes and primers to detect specific genetic regions of interest. These limitations can pose another hurdle to customer adoption.

•	High sample input: To provide adequate analytical performance and sensitivity, most genetic analysis methods have a high threshold for sample input, which is prohibitive for many sample types such as FFPE.

•	Narrow application range: Many technologies in genetic laboratories are designed for a single use or small range of analysis types, which creates inefficiencies in use of lab space, workflow, technical training, consistency and economies of scale.

•	Time consuming complex workflow: Most genetic analysis technologies such as NGS, Sanger and Microarrays entail multiple time-consuming steps in workflow that are not readily automated.

•	Up-front and running costs: While the cost of genetic analysis continues to decline overall, sample economics for multi-gene panels are expensive at $100’s to $1,000’s per test. Sanger and PCR tests are less expensive, but both feature limited scalability.

The following table summarizes the limitations of Sanger, Microarrays, PCR and NGS:

Technology	Description	Limitations
Sanger	Sequencing method employing electrophoresis and chain termination chemistry to visualize sequence-specific mutations in individual genes	• Low sensitivity and dynamic range • Constrained to a few genes, limited multiplexing • Time consuming and complex workflow • Low scalability—costs scale linearly with samples, content

Microarrays	Method to detect single nucleotide polymorphisms, or SNPs, and determine relative gene expression employing an array with determined content

•    Low sensitivity and dynamic range

•    Lacks quantitative precision, relative measures

•    Arrays are application specific (expression, genotyping)

•    Large sample input requirement

•    Fixed format, content inflexibility

•    High up-front costs and workflow limit scalability

PCR	Method to detect the presence or absence of a genetic target, with relative quantitation determined by standard curve analysis vs. controls	• Moderate sensitivity and dynamic range • Lacks quantitative precision • Limited multiplexing ability • Low scalability—costs scale linearly with samples, content

NGS	High throughput method to determine genetic sequences of interest; scales from small gene regions to whole genome analysis	• Low sensitivity—minor allele frequencies >10-20% • Large sample input requirements • Time consuming and complex workflow • Long time-to-result • High up-front and run costs

Some technologies such as NGS have been able to achieve detection of genetic targets in circulating fluids through extensive efforts, but with significant tradeoffs in performance, workflow, usability and cost. These technology methods have not routinely demonstrated single molecule precision, sensitivity, quantitation and multi-gene analysis to detect genetic targets in circulating fluids in a simple, rapid and low cost assay. In our current markets of NGS content enrichment and dPCR, competitive methods also face several limitations:

Technology Method	Description	Limitations
Existing dPCR Methods	Low- to mid-density microfluidic or droplet-based methods comprising 1,000—20,000 data points/sample

•    Small sensitivity improvement over PCR

•    Limited quantitation, high false positives

•    Low content flexibility—“closed” assay designs require optimization and validation

•    Difficult to multiplex

•    Moderate sample input requirements

•    Lack of closed tube causes contamination issues

•    Narrow platforms—single use applications

•    Time consuming and high hands-on time

•    High up-front chemistry costs

Existing Targeted Sequence Enrichment Methods	Content enrichment with hybrid capture and/or PCR amplification

•    Low sensitivity—incomplete genomic coverage and completeness, challenge with low frequency alleles, inability to determine source of heterozygosity

•    Limited content flexibility—challenging to change panels

•    Few genes—most methods limited to 30-50 genes

•    High sample input—2x to 3x over traditional NGS

•    Narrow application range—limited to variant analysis

•    Complex and time consuming workflow, requiring multi-day library preparation

•    Up-front costs—investment for gene panel development and validation requires sophisticated informatics

The RainDance Solution

Our Proprietary Digital Droplet Technology Platform

RainDance is a pioneer in digital droplet technology. Our proprietary digital droplet technology platform uses proprietary chemistries and sophisticated microfluidics to create for each sample millions of picoliter-scale droplets, each of which partitions and encapsulates a representative portion of the sample. A typical 50 uL sample will have less than one million single molecule biological markers and will be partitioned into approximately 10 million droplets in a way that results in essentially all of the partitions that contain a biological marker having a single molecule of that marker. Our technology platform enables researchers to precisely create, control, manipulate, detect, and quantitate millions of droplets. Our products lower the industry’s limit of detection and increase the range of biological targets in a wide variety of sample types which we believe will unlock information previously inaccessible to researchers, while delivering simple workflow, fast turnaround time and lower cost results. Although we have only recently introduced our liquid biopsy applications, we believe it represents an initial and highly attractive application for our technology platform. The following graphic illustrates the application of our digital droplet technology platform:

The RainDance Advantage

We offer several systems and related consumables for use by genetic researchers, all of which are based on our proprietary digital droplet technology platform. We believe our digital droplet technology platform offers the following significant advantages:

•	Ultra-sensitivity: Our technology enables true single molecule detection and analysis that we believe will unlock genetic information previously undetectable in complex and heterogeneous samples including circulating fluids and FFPE. Our technology can detect a single genetic target in a background of 250,000 other molecules, with a lower limit of detection of one in more than 1,000,000. Our technology platform delivers orders of magnitude increase in sensitivity per sample relative to existing technologies.

•	Multiplexing: Our technology enables our products to detect and analyze a broad range of targets in a single sample, from 10 genetic targets using our RainDrop system, to hundreds of genetic targets using the ThunderBolts system, to as many as 20,000 genetic targets using our ThunderStorm system. Higher multiplexing in a single sample, on a single platform, enhances research of complex diseases resulting in higher reproducibility and comparability of data, as well as lower cost per target.

•	Flexible open architecture: Our products are compatible with substantially all NGS systems and PCR chemistries, allowing researchers to leverage the industry’s 30 years and billions of dollars invested in innovation and commercialization of PCR and NGS technologies. As an ‘open source’ platform, our technology addresses pre-designed content limitations of TaqMan assays by allowing researchers to build flexible content and self-customizable panels.

•	Low sample input: Our single molecule detection capabilities allow our products to achieve ultra-sensitivity where the level or concentration of genetic targets is too low to detect with other existing technologies. With minimal starting sample requirements, our technology enables researchers to rapidly and cost-effectively analyze biopsy, plasma and FFPE samples. For NGS, our ThunderBolts and ThunderStorm systems require as little as 10 ng and 250 ng of DNA input, respectively, while our RainDrop dPCR system allows for as little as 3 pg of DNA input.

•	Broad application use: Our products currently enable researchers to perform a range of genetic analysis including sequencing enrichment, genotyping, gene expression, copy number variation, structural variations, and methylation in diseases such as cancer and infectious disease. In the future, we believe our digital droplet technology can be further leveraged to develop new products and applications for RNA sequencing, genome-wide structural variant analysis, single cell sequencing, novel approaches to enhance whole genome and exome sequencing, as well as multiplexed single molecule protein analysis.

•	Simple rapid automated workflow: Our products feature simple, automated systems, software, assays, consumable chips and reagents. Our systems are designed to maximize performance while minimizing time-to-result, labor, and workflow complexity by integrating most steps of NGS and PCR directly into our systems. For example, our RainDrop system delivers results in as little as 7 hours and requires less than one hour of hands-on time.

•	Lower costs: Our products reduce all-in sample costs versus existing genetic analysis and invasive biopsy approaches.

Our Target Markets

We are witnessing a new era in molecular medicine where the role of genomic information in research and clinical practice continues to rapidly evolve. Newer technologies such as NGS and dPCR are accelerating the discovery of correlations between the human genome and diseases. We believe the total addressable market for our products will be over $3 billion by 2018. Our addressable market is comprised of existing NGS and PCR research markets, markets enabled by our technology, and markets created by the conversion of competing technologies to our products utilizing our digital droplet technology platform. The conversion of genetic analysis to NGS and dPCR is due to improvements in sensitivity, data density, workflow, and declining costs that enhance accessibility. The high growth in our markets and customers for NGS and dPCR reflects an industry transition from Sanger sequencing, Microarrays, which are a collection of microscopic DNA spots attached to a solid surface and used to measure genotypes or gene expression levels, and real-time PCR, or qPCR, a real-time polymerase chain reaction technique used to amplify and simultaneously quantify a targeted DNA molecule. We believe our end user markets will continue to grow at approximately 17% CAGR over the next five years (the 2013 Kalorama Report, the 2013 Global Industry Analysts Report and the 2011 Takeda Pacific Report).

Next-Generation Sequencing Content Enrichment

Next-Generation DNA Sequencing is a transformative technology for generating nucleic acid sequence data. The NGS market has three segments: whole genome, exome, and targeted gene panels. Whole genomes entail analysis of the full human genome, while exomes comprise the encoding regions of the genome responsible for the majority of physiological processes. Whole genome and exome analysis using current technologies are laborious, costly and slow. In contrast, we believe gene panels provide a targeted and efficient sequencing approach to research only relevant disease mutations. The workflow for targeted gene panels involves sample preparation, content enrichment, and library preparation, followed by NGS to analyze genes or genomic regions of interest. The 2013 Kalorama Report and the 2011 Takeda Pacific Report estimate the total addressable market for NGS content enrichment to be $800 million by 2017, growing at a CAGR of approximately 20%. Research customers for NGS content enrichment include commercial service laboratories, cancer centers, bio-banks, academic genetics centers and pathology research laboratories. Specific applications include:

•

Basic Research: Researchers use targeted gene panels to discover and validate new mutations, analyze disease markers and genomic structural variations, assess methylation status, which denotes the addition of a methyl (CH3) group to another molecule, and gene regulation, which is a wide range of mechanisms that are used by cells to increase or decrease the production of specific gene products. The NGS content enrichment research market is expected to be $170 million by 2015, growing at a CAGR of approximately 16% (2011 Takeda Pacific Report).

•	Inherited Diseases Research: Commercial service laboratories and academic genetics centers use targeted gene panels for research into risk assessment of various inherited disorders as well as hereditary cancers, which the National Cancer Institute estimates represent 5 to 10 percent of all cancers. Customers use targeted gene panels to conduct research into functional relationships between the human genome and constitutional disorders such as intellectual disability, neurological dysfunction, cardiovascular diseases and skeletomuscular defects. The market for inherited disease research is expected to be approximately $500 million by 2015, growing at a CAGR of approximately 22% (2011 Takeda Pacific Report).

•	Pathology Research: Cancer centers, bio-banks, and pathology laboratories are starting to adopt targeted gene panels to conduct research into how cancers progress physiologically, where samples have historically been collected by invasive tumor biopsies. Cancer research needs more sensitive tools to accurately and precisely analyze a multitude of small yet damaging genetic changes that evolve over time across multiple tissue types and organs. The cancer pathology research market is expected to be approximately $110 million by 2017, growing at a CAGR of approximately 17% (2013 Kalorama Report).

Digital PCR

dPCR is one of the fastest growing technologies for genetic analysis. dPCR is an ultra-sensitive and quantitative upgrade to qPCR, which is a widely used semi-quantitative method to measure DNA. The 2013 Kalorama Report and the 2013 Global Industry Analysts Report estimate the global markets addressable by dPCR to be over $3 billion by 2018, growing at a CAGR of approximately 16%. Our target research customers for dPCR worldwide include leading academic research institutions, cancer centers, cancer bio-banks, commercial service laboratories, pharmaceutical companies, infectious disease agencies, as well as agricultural, food and environmental testing. Specific applications and market segments for dPCR include:

•	Basic research: Academic researchers use dPCR for highly precise analysis of genetic targets including low frequency mutations, copy number, gene expression, methylation, post-NGS mutation validation, and for DNA quantitation and quality control. The dPCR research market is expected to be $400 million by 2018, growing at a CAGR of approximately 65% (2013 Global Industry Analysts Report).

•	Rare mutation monitoring: Academic research cancer centers, bio-banks, academic research, commercial service laboratories, and pharmaceutical companies use dPCR for fluid-based research of circulating tumor markers and tumor cells which could be potential risk. The National Cancer Institute, or NCI, estimates 14 million people in the U.S. live with cancer or are in remission, with 1 million new cases occurring each year. Researchers can use dPCR to discover and validate cancer markers and recurrence in circulating fluids with high precision and accuracy, and this market is expected to be approximately $1.2 billion by 2017, growing at a CAGR of approximately 12% (2013 Kalorama Report).

•

Viral load research: Viral researchers and infectious disease agencies use dPCR for highly accurate measurement of circulating virus at low numbers in blood or lymph fluid samples. The current viral load market, which is predominantly PCR-based testing, includes Human Immunodeficiency Virus, or HIV, and Hepatitis C Virus, or HCV. The U.S. Centers for Disease Control and Prevention, or CDC, estimates in the U.S. over 1.1 million people with HIV and 3.4 million people with HCV. Current methods for viral load are generally qualitative and low sensitivity. We believe dPCR may be used for research of HIV or HCV latency where high sensitivity and quantitation are required in order to eventually predict flare-ups and impact how viral infections are detected. The market for viral load is expected to be $1.7 billion by 2017, growing at a CAGR of approximately 5% (2013 Kalorama Report).

Our Products

We currently sell three systems based on our digital droplet technology platform: our ThunderStorm and ThunderBolts systems for NGS content enrichment and the RainDrop system for dPCR, together with assays and proprietary consumables that allow our customers to perform a comprehensive range of genetic analysis. We also recently introduced predefined solid tumor and myeloid cancer panels as part of our ThunderBolts system to advance research of important cancer mutations. The following graphic illustrates our products and their commercial and technical characteristics:

ThunderStorm NGS Content Enrichment System. The following graphic illustrates the workflow incorporating our ThunderStorm NGS content enrichment system:

Our ThunderStorm system is a fully automated and high-throughput NGS content enrichment solution that enables researchers to analyze any region of the genome with any NGS system. Our ThunderStorm system, launched in December 2011, is used by cancer centers, academic genetic centers, and commercial service laboratories for a wide range of research applications including targeted gene panels, candidate gene profiling, Genome Wide Association Studies, deep sequencing of heterogeneous tumor samples, inherited disease research, as well as epigenetic and methylation analysis. Our ThunderStorm system is in current use for tissue analysis and liquid biopsy applications in high volume laboratories for cancer and inherited disease research.

ThunderStorm leverages our digital droplet technology platform, enabling scientists to target up to 20,000 genetic loci in a single sample. By delivering 100 percent coverage of the target genomic regions and over 98 percent heterozygous concordance to differentiate allele-specific mutations, which is required for carrier typing, cytogenetics and inherited disease research, our ThunderStorm system allows our target customers to analyze variants, copy number and structural rearrangements, as well as methylation for sample to answer solutions in as little as four days. ThunderStorm also features cost and workflow savings by raising sequencing uniformity and specificity (which enables higher sample indexing and batching on NGS systems). ThunderStorm’s workflow delivers significantly lower costs per sample than with other methods; and by incorporating NGS adapters and barcodes directly into the target genes via our proprietary primer design algorithm, called DirectSeq, our ThunderStorm system eliminates multiple days of library preparation and the associated costs. As part of our NGS content enrichment offering, we also manufacture and sell gene panels based on proprietary gene content developed by our customers. Our gene panels are offered in two formats: custom designed panels meeting specific proprietary needs of our customers, and defined panels developed with collaborators in leading research institutions that are available off-the-shelf. Furthermore, we plan to list our ThunderStorm system, including its associated accessory consumables, with the FDA and comply with QSR, to expand our potential markets for this product beyond research to clinical use, although there can be no assurance regarding the timing of such registration.

A major strategic validation of our ThunderStorm system came in 2013 when we signed a five-year commercial supply agreement with Myriad Genetics to provide Myriad with ThunderStorm systems, gene panels, reagents and consumables. Our other top customers include BC Cancer Agency, GeneDx, Greenwood Genetics,

Hudson Alpha Institute for Biotechnology, Institut de Biologie de Lille, MD Anderson, Memorial Sloan Kettering Cancer Center, Munich Leukemia Laboratory, University College London, and Weill Cornell Medical Center.

ThunderBolts System and Panels. The following graphic illustrates the workflow incorporating our ThunderBolts system and panels:

Our ThunderBolts system, launched in February 2015, offers a high performance, low cost, benchtop solution for NGS content enrichment. Our ThunderBolts system utilizes elements of our RainDrop system architecture and enables highly accurate and sensitive gene target enrichment prior to NGS, and is compatible with the most common NGS systems, sample preparation protocols, and bioinformatics analysis methods. Our ThunderBolts system offers customers the ability to work with small amounts of starting DNA (as low as 10ng input), avoid shearing and fragmentation in genomic DNA sample preparation, eliminate entire library preparation protocols during content enrichment, as well as improve the throughput, sample indexing and cost associated with running most common NGS systems. The data enhancements, low sample input, reduction in hands-on time and substantially lower cost, and faster turnaround time is crucial to translational researchers that are working with rare precious samples such as plasma samples in hematologic oncology cases or the hundreds of millions of samples stored in cancer bio-banks worldwide. In effect, our ThunderBolts system has been streamlined for leading NGS systems condensing the time required for enrichment to 2 hours from 24 to 48 hours and eliminating the library preparation step, which currently takes 24 to 48 hours, yielding sequencing results in 3 days versus 5 to 8 days. In addition, we plan to work with third party bioinformatics parties to provide an even more comprehensive ThunderBolts NGS solution.

ThunderBolts research use only assay panels utilize both user defined and predefined content for cancer research assays. These assays harness the power and ease of use of our droplet technology platform to provide a simple, targeted content enrichment solution requiring low sample input compatibility across sample types and delivering ultra-sensitive detection of rare mutations down to 1% to 5% allele frequency. Additionally, all in sample cost is as low as $150 to $200 a sample. Our predefined panels have been designed with the input of leading medical experts. Our ThunderBolts system’s predefined research use only assays currently include the following two cancer panels:

•	ThunderBolts Cancer Panel. We launched our ThunderBolts Cancer Panel in April 2014. It provides NGS content enrichment on 50 known cancer genes including tumor suppressors, hotspots and drug resistance markers, enabling the sequencer to build a comprehensive profile on those cancer genes.

•	ThunderBolts Myeloid Panel. We expect to launch our ThunderBolts Myeloid Panel in April 2015. It provides NGS content enrichment on 49 known myeloid genes including those involved in tumor onset, metastasis, drug response and resistance, as well as viability for stem cell transplantations, enabling the sequencer to build a comprehensive profile on those myeloid genes. Research of myeloid disorders, which includes the leukemias, myeloplastic dysplasia syndromes (MDS) and myelomas, has been historically very challenging with existing technologies.

The first customers to run our ThunderBolts system and its applications include: Baylor College of Medicine, Clarient (a GE Healthcare company), Memorial Sloan Kettering Cancer Center, Merck, Moffitt Cancer Center, RUCDR Infinite Biologics, Translational Genomics Institute (TGen) and University of Michigan.

RainDrop dPCR System. The following graphic illustrates the components and workflow of our RainDrop dPCR system:

Our RainDrop system, launched in March 2013, is a bench-top, highly deployable dPCR solution which provides what we believe is the industry’s highest combination of precision and most sensitive single molecule detection method for genetic targets in a broad range of sample types. Our RainDrop system integrates two instruments: RainDrop Source generates droplets from a starting sample, and RainDrop Sense reads those droplets. Our RainDrop system generates up to 10 million droplets per sample and allows for up to a 1,000-fold increase in PCR sensitivity. Our RainDrop system utilizes a disposable chipset that runs 8 samples in parallel. Our RainDrop system offers multiplexing capabilities of up to 10 genetic targets per assay to improve quality, cost and range of genes; closed tube design to eliminate cross-contamination risk; and open source chemistry providing compatibility with all existing TaqMan and probe-based amplification chemistries. RainDrop’s simple workflow was designed for ease of use, allowing for a single initial pipette step and push-button functionality for each run. RainDrop incorporates integrated sample barcoding and embedded software to facilitate customer analysis. Our RainDrop system provides sample-to-results in under seven hours with less than one hour of hands-on time.

In addition, our RainDrop system offers researchers additional versatility beyond dPCR. Our ThunderBolts system has identical capabilities as our RainDrop Source instrument. Thus, RainDrop customers have the ability to utilize our ThunderBolts user-defined and predefined assay panels for NGS content enrichment. RainDrop’s enhanced utility for both dPCR and NGS content enrichment offers a unique set of applications for molecular pathology customers conducting tissue analysis and liquid biopsy. We believe that over the long-term, this enhanced utility will further strengthen the value proposition of our RainDrop system to prospective research customers as well as drive additional consumables pull-through.

Our RainDrop customers include ARUP Laboratories, BC Cancer Agency, BioReference Laboratories, Birmingham Women’s Hospital (U.K.), Clarient (a GE Healthcare company), Genoptix (a division of Novartis), Johns Hopkins University, Mayo Clinic, Memorial Sloan Kettering Cancer Center, Merck, National Cancer Institute, National Institutes of Health, National Institute of Standards and Technology, Icahn School of Medicine at Mount Sinai, Novartis, Ontario Institute for Cancer Research, Quest Diagnostics, RUCDR Infinite Biologics, Sanofi Aventis, TGEN, Université Paris Descartes, University of Michigan and the U.S. Centers for Disease Control and Prevention.

Sales and Marketing

We sell directly into developed markets including North America, United Kingdom, Germany and France. In addition, we have distributors in Italy, the Netherlands, Belgium, Switzerland, China, Japan, Korea, Taiwan, Singapore and Australia. We have plans to sign on experienced distributors in other European countries. Our sales and marketing efforts are targeted at researchers at leading institutions and companies. We seek to increase awareness of our products among our target customers through regular contact, participation in tradeshows, onsite customer seminars, academic conferences and dedicated company gatherings attended by prominent users and prospective customers from various institutions. Our sales cycle varies significantly by product. We believe that the current sales cycle for RainDrop is typically 3-6 months, and ThunderStorm is typically 6-12 months. While still early in our launch, we believe the sales cycle for our ThunderBolts system will be similar to that of our RainDrop system, though our existing RainDrop system installed base will have immediate access to predefined or user-defined ThunderBolts panels. As awareness and adoption of our products increase, we expect these sales cycles to shorten. As of December 31, 2014, we had 38 people employed in sales, sales support and marketing, including fifteen direct sales and applications support personnel and nine service personnel.

Our overall strategy to market, sell and support our products is:

•	Offer a comprehensive genetic analysis portfolio: we provide a genetic analysis portfolio that enables research customers to analyze from up to 10 genetic targets using our RainDrop system and up to 20,000 genetic targets using our ThunderStorm system. We believe NGS and dPCR together comprise the “genomic lab of the future,” and we intend to use our product portfolio to drive applications and purchasing dialogue with a broad customer base. With our ThunderBolts System along with our ThunderBolts Cancer Panel and ThunderBolts Myeloid Panel, we offer a high performance, low cost, benchtop solution for NGS content enrichment, with gene panels that utilize both user defined and predefined content for cancer and myeloid research.

•	Drive an enterprise sales model for ThunderStorm systems: we target cancer and commercial service laboratories for direct ThunderStorm sales. As these customers have high throughput needs, we approach these customers with an enterprise selling model that offers custom solutions support to accelerate their conversion to NGS from Sanger or other methods. We can profitably provide customized support to ThunderStorm customers due to the high consumables stream and because most large laboratories purchase multiple systems to support volume growth.

•	Focus in cancer, expanding to virology research: we are building thought leader relationships in cancer laboratories, and academic research institutions. With RainDrop, we plan to broadly expand the user base with successful case examples of liquid biopsy research as well as new research applications in minimal residual disease. With our ThunderBolts Cancer Panel and the expected launch of the ThunderBolts Myeloid Panel, we will expand to pathology research laboratories and bio-banks, while leveraging the existing RainDrop community. We may also explore strategic partnering opportunities with leading companies in pathology to accelerate our market adoption. As we establish a strong market position in cancer, we will selectively expand into virology research.

•	Develop and promote new applications internally or via collaborations: we have an internal research and application development group, which drives new application demonstrations, technical notes and customer collaborations. We intend to expand our customer and thought leader collaborations into a diverse set of genetic analysis methods and research applications.

•	Growing consumables stream with field reps and inside sales: we continue to build an experienced field sales and inside sales team to drive new system sales and a robust recurring consumables stream. We intend to expand hiring of proven sales reps with experience selling innovative genomics products. We also provide continual training to shorten sales representative ramp-up periods to full productivity.

Research and Development Pipeline

We have an established track record of innovation, design and product launches illustrated by the launch of the ThunderStorm, ThunderBolts and RainDrop systems in approximately three years. We are continually innovating and expanding applications for our genetic analysis systems, demonstrated by the addition of new capabilities in the last year for low frequency allele detection, copy number, gene expression, direct RNA detection, methylation and viral quantitation. We intend to enhance our NGS and dPCR products with new chemistries, hardware and software to continuously improve product performance, features and benefits. We will also invest in product upgrades to ensure compatibility with the dynamic market ecosystem of systems, reagents, chemistries, and applications. In addition, we will continue to develop new assays, such as the ThunderBolts Cancer Panel and the ThunderBolts Myeloid Panel, to offer our customers more content to power their research of liquid biopsy applications.

Leveraging our digital droplet technology platform, we are developing a pipeline of future products and applications in ultra-sensitive NGS and dPCR for liquid biopsy, solid tumor analysis, and viral load quantitation. Our innovative programs include the development of ultra-sensitive NGS methods on DNA as well as RNA in order to maximize the genomic coverage and range of targets analyzable by current and future NGS technologies. We are exploring novel methods for studying large-scale genomic structural variations and sequencing assembly methods which could substantially enhance analysis of whole genomes and exomes. We plan to establish collaborations with genome centers and translational research institutes to develop more expansive single cell approaches to NGS, dPCR and protein analysis. Moving forward, we expect to establish long-term collaborations in viral and microbial applications given the unmet need in pathogen analysis for ultra-sensitive detection and rapid turnaround times. We believe our technology is highly versatile and can be applied to address current technological limitations in several other large markets. such as multiplexed single molecule protein analysis. Combined, our technology and applications pipeline could significantly expand our future market opportunities.

Research and Development

Research and development expenses were $8.5 million, $8.5 million and $10.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. Although our research and development expenses remained consistent during 2014 compared to 2013 and decreased during 2013 compared to 2012, we expect our research and development expenses will increase in absolute dollars as we continue to develop our systems and expand the applications for which our systems and consumables are used. Over time, however, we expect our research and development expenses to decrease as a percentage of revenue.

Manufacturing and Sourcing

Systems

Our manufacturing approach is to internally produce products that require a custom, proprietary manufacturing approach and enter into outsourcing partnerships for other products where the scale of production warrants such an arrangement. We are developing the documentation and processes to achieve ISO 13485 certification for all of our manufacturing operations. Our manufacturing operations are located in Billerica, Massachusetts, which is also the location for our internal research and development activities. We expect that the capacity of our facility will meet our requirements at least through 2015.

We perform all final assembly and final testing of each ThunderStorm system at our Billerica facility. The system has two single-sourced components. While we believe that alternate suppliers could be identified and qualified, if we were to lose either of these suppliers, it may take significant time and effort to qualify such alternative suppliers. With respect to the remaining suppliers for ThunderStorm, we are neither a major customer nor do we have long term supply contracts. These suppliers have, to date, met our requirements. Furthermore, we plan to list our ThunderStorm system, including its associated accessory consumables, with the FDA and comply with QSR, to expand our potential markets for this product beyond research to clinical use, although there can be no assurance regarding the timing for completion of this process.

We outsource the manufacturing of both RainDrop instruments—the RainDrop Source and the RainDrop Sense, as well as the ThunderBolts system. Currently, RainDrop Source and RainDrop Sense are fully manufactured by the Coghlin Companies. Coghlin has several locations in Massachusetts that offer ISO9001 and ISO13485 capability. The close proximity of Coghlin to our Billerica facility has allowed for a more efficient transfer between our internal development teams and the manufacturing sites. We work with Coghlin through submitting binding purchase orders that can cover any period of demand up to 12 months. Further, Coghlin sources all components for the instrument manufactured by Coghlin. Although qualifying alternative third-party manufacturers could be time consuming and expensive, our systems’ design is such that we believe that alternatives would be available if necessary. However, if Coghlin terminated our relationship with it or if it gives other customers’ needs higher priority than ours, then we may not be able to obtain adequate supplies in a timely manner or on commercially reasonable terms.

Consumables

Our consumables portfolio consists of the microfluidic chips unique to each of our systems, our proprietary surfactants and oils, and gene content panels.

All chips are single-sourced through our supply agreement with Sony DADC, a division of Sony Japan. Currently all chips are manufactured in Sony DADC’s facility in Salzburg, Austria. The agreement requires a binding purchase order for the next month of requirement and establishes the minimum baseline of purchase volume for the next two months. The agreement with Sony provides a sufficient notification period to allow for both supply continuity and the identification and setup of a new supplier in the event either party wishes to terminate the relationship.

The proprietary surfactants and oils used in our systems and gene panels are produced in our Billerica facility. One component is sole-sourced and while an alternate supplier could be identified, it would take significant time to identify and qualify such an alternate supplier. We maintain safety stock levels to mitigate this risk.

The oligonucleotide primers in our gene panels are single-sourced through Sigma-Aldrich under a supply agreement. No minimum purchase quantities are required. The agreement allows for limited second-sourcing of oligo primers. The gene panels utilizing the oligo primers from Sigma-Aldrich are converted into droplets through a proprietary process performed in Billerica. The manufacturing equipment for gene panel generation shares the same single-source items as for our ThunderStorm system. The production of the equipment used to generate gene panels is outsourced to OakRiver Technology Corporation.

Competition

We compete with both established and development stage life science companies that design, manufacture, and market systems for dPCR, qPCR, NGS content enrichment, and other nucleic acid detection applications. Companies such as Agilent Technologies, Inc., Fluidigm, Inc., Illumina, Inc., Integrated DNA Technologies, Inc., Life Technologies Corporation (now part of Thermo Fisher Scientific), Qiagen N.V., and Roche Applied Science (a division of Roche Diagnostics Corporation) have content enrichment products that compete in the NGS content enrichment market in which we sell our products. We are not aware of any commercially available competing content enrichment product currently sold by these companies which has received FDA approval or clearance. Companies such as Bio-Rad Laboratories, Inc., Fluidigm, Inc., and Life

Technologies Corporation (now part of Thermo Fisher Scientific), have dPCR products that compete in the dPCR market in which we sell our products. We are not aware of any commercially available competing dPCR product currently sold by these companies which has received FDA approval or clearance. In addition, a number of other companies and academic groups are in the process of developing novel technologies for life sciences, diagnostics and applied markets.

We believe the principal competitive factors in our target markets include cost of capital equipment and supplies; reputation among customers, innovation in product offerings, flexibility and ease of use, accuracy and reproducibility of results; and compatibility with existing laboratory processes, tools and methods. We believe we are well-positioned with respect to these competitive factors based on the performance and cost savings that our technologies and products are capable of achieving, our customer support capabilities, our commitment to innovative product offerings through ongoing collaborations and partnerships with key opinion leaders in the genetics fields, and our experienced sales organization.

Intellectual Property

We believe our proprietary digital droplet technology platform is a core strength of our business and our strategy includes the continued development of our broad-based patent portfolio. We have secured exclusivity through owned patents and in-licensing in critical droplet technologies such as droplet generation, merging fluids into droplets, libraries of droplets and sequence enrichment. Additionally, we have proprietary positions in the core functionality of our RainDrop dPCR platform that is common to a variety of applications, including detection of rare alleles, copy number variation, translocations and rearrangements. The scope of our patent portfolio provides us with a significant competitive advantage over potential competitors in our target markets.

Our commercial success depends, in part, on our ability to obtain and maintain patent, trademark, and trade secret protection for our innovative technologies and their uses.

Patents

Our patent portfolio includes 66 issued or allowed patents and 113 patent applications as of January 29, 2015, either exclusively licensed to us (subject to some field restrictions and carve-outs in some cases) or developed by our employees and by others who are under an obligation to assign their patent rights to us (subject to joint ownership by others in a small number of patents). The fields-of-use from which we are restricted apply to patents licensed to us by the University of Chicago, and the restricted fields do not relate to the technologies or products presently used or anticipated to be used by us. The joint ownership applies to certain of our products, but as co-owners we have a statutory right to practice the co-invented claimed inventions and thus there is no negative impact on our products or technology. In addition, one family of certain patents licensed by us from Lawrence Livermore National Laboratories is co-exclusively licensed to us and another entity in all fields. Because we have full rights under this co-exclusive license to practice the claimed inventions of the licensed patents, there is no negative impact on our products or technology. These patents and patent applications are being maintained and prosecuted in the United States, and most are also being maintained and prosecuted in other jurisdictions including Canada, Europe, and Japan. Our patent portfolio can generally be categorized as falling into the following groups:

Group I. Microfluidic Flow Cell Design and Manufacture; Manipulation of Microdroplets; and Instrumentation for using the Flow Cells: We sell specially designed and manufactured flow cells for use in the systems that we sell to our customers. These flow cells include microchannels and other features for generating microdroplets and manipulating the droplets within the channels. A substantial portion of our exclusively licensed or owned patents and patent applications fall into this category. Representative claims are directed to fundamental operations for conducting biological and other reactions within microdroplets, including merging droplets in channels; merging fluids with droplets in channels; sorting, spacing, and/or storing droplets; and making collections or libraries of droplets. These operations are specified in some claims with respect to reactions involving nucleic acids, proteins, other chemical compounds, cells, and other entities. Some claims are directed to methods for manufacturing the flow cells. Additional patents and patent applications are specific to elements of the instrumentation that interfaces with the user and controls operation of the flow cells, e.g., flowing samples and various fluids into and out of the flow cells, or maintaining proper spacing between droplets in the flow cells. We also non-exclusively license hundreds of additional patents and patent applications covering basic elements of microfluidic devices and methods for their use.

Group II. Reagents used with the Flow Cells: We sell reagents to customers for use with our flow cells and systems. These reagents may include oils, surfactants, labels, sequencing adapters and barcodes, and other elements that in some cases are standard for all uses and in other cases are specific to the customers’ applications. Our portfolio includes patents or patent applications having claims directed specifically to such reagents or methods for their use. In addition, many of the claims directed to flow cells in the patents noted in Group I include elements that are specific to such reagents or their use.

Group III. Customer Applications: Our portfolio includes a significant number of patents or patent applications having claims directed to various uses that customers may make of the systems and flow cells that we sell. Such uses include digital PCR analysis of DNA samples; genomic DNA content enrichment prior to sequencing (on sequencing machines not made or sold by us); RNA analysis; protein analysis including by digital ELISA methods; and profiling of chemical compounds.

Trademarks

We seek trademark protection in the United States and in foreign jurisdictions where available and when appropriate. “RainDance Technologies” is a registered mark in the United States, Europe, and other foreign jurisdictions. “ThunderStorm” and “RainDrop” are registered marks in the United States and Europe. We assert trademark rights, and will selectively register, the above marks and various other marks applied to our systems and other products in the United States and elsewhere throughout the world including “ThunderBolts,” “ThunderBolts Cancer Panel,” “ThunderBolts Myeloid Panel,” and other marks.

Trade Secrets

We rely on trade secrets and protect against disclosure of proprietary know-how in order to maintain exclusive access to certain technologies. The steps we take to protect our trade secrets and unpatented know-how include entering into confidentiality agreements, invention ownership agreements, license and license-option agreements, and other agreements covering intellectual property with all employees as well as with consultants, advisors, collaborators, suppliers, and other third parties.

Regulatory

The Federal Food, Drug, and Cosmetic Act, or FDC Act, gives the FDA the authority to regulate medical devices (among other products). A medical “device” is “an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article” that is intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease. As such, diagnostic tests that assess individual characteristics of human specimens, such as the presence or absence of chemical substances, naturally-occurring biological markers, infectious disease agents, immunological responses to foreign substances, and genetic components, are considered by the FDA to be IVDs, and may be subject to regulation as medical devices. The FDA defines IVDs (21 C.F.R. § 809.3(a)) as:

reagents, instruments, and systems intended for use in the diagnosis of disease or other conditions, including a determination of the state of health, in order to cure, mitigate, treat, or prevent disease or its sequelae. Such products are intended for use in the collection, preparation, and examination of specimens taken from the human body.

The FDA’s definition of a medical device includes chemical reagents (alone or combined with other components), instruments and equipment (disposable or otherwise) used to process specimens from humans (including to hold, dispense, shake, separate, incubate, or count), test specimens, and/or measure analytes or biomarkers (with or without the associated reagents), software used for analysis of data from such instruments and equipment, and systems that combine reagents and instruments into a functional entity. These products are regulated as medical devices when they are intended by the manufacturer for use in the diagnosis of disease or other conditions, or in the treatment or prevention of disease. Thus, reagents (analyte specific or general purpose), instruments and equipment with specific functionality in conducting or performing laboratory or research uses and systems that integrate some or all of these products all may be viewed by the FDA to have medical uses. As such, they may be subject to FDA oversight, depending on the uses for which such materials are marketed. When they are intended by the manufacturer for research use only, and not for use in diagnostic procedures, they would not be regulated as devices.

All of our products are currently labeled RUO. Accordingly, they are subject to limited, specific regulation by the FDA with respect to their labeling, promotion, and marketing. In particular, while FDA regulations require that RUO products be labeled, “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not subject such products to the FDA’s broader pre- and post-market controls for medical devices. However, we plan to list one of our products, the ThunderStorm system, including its associated accessory consumables, with the FDA as a medical device, to expand our markets for this product beyond research to clinical use. Although there can be no assurance regarding the timing of such listing, we anticipate that ThunderStorm will be listed as a medical device by the end of 2015. The FDA’s regulatory framework for medical devices is described further below.

In general, the FDA assigns medical devices to one of three classes—Class I, II, and III—depending on the level of control that is necessary to assure that a device is safe and effective. Devices for which general controls (e.g., establishment registration, device listing, QSRs records and reports) are sufficient to provide reasonable assurance of safety and effectiveness are assigned to Class I. Most Class I devices are exempt from the 510(k) clearance requirement. We believe that the ThunderStorm system and its accessory consumables fall within a category of Class I, 510(k)-exempt devices known as CSCs, as described further below.

Class II devices are those devices for which special controls—in addition to general controls—are required to provide reasonable assurance of safety and effectiveness. Special controls may include guidance documents, performance standards, postmarket surveillance, or patient registries (among other requirements). Almost all Class II devices must receive 510(k) clearance prior to marketing. Such clearance is granted when submitted information establishes that a new device is “substantially equivalent” to a legally marketed “predicate device.” If FDA determines that a device is low to moderate risk, but there is no existing predicate device, the agency can use the statutory de novo process to reclassify the device from Class III to either Class I or II with special controls.

A medical device that does not qualify for Class I or Class II status is placed in Class III, which is reserved for devices classified by the FDA as posing the greatest risk (e.g., life-sustaining or life-supporting devices of substantial importance in preventing impairment of human health), and those that are not substantially equivalent to a predicate device. Class III devices require a PMA, which the FDA grants if the PMA application contains sufficient valid scientific evidence to assure the device is safe and effective for its intended use(s). This type of approval requires that the safety and effectiveness of the device be established with valid scientific evidence, a process that usually requires collection of substantial prospective clinical study data. Approval of a PMA application also requires submission of detailed information on the sponsor’s manufacturing processes and quality systems in a dedicated manufacturing section and a pre-approval inspection of the sponsor’s manufacturing facilities by the FDA, none of which are required for 510(k) clearance. Examples of IVDs that have been classified as class III devices requiring a PMA include products that are used for cancer screening (e.g., HPV tests for cervical cancer and certain PSA tests for prostate cancer) or are companion diagnostics used for selection of patients for certain therapeutics (e.g., HER-2 Neu tests for Herceptin® patient selection or KRAS tests for Erbitux® patient selection). In addition, IVDs that are used in connection with HIV testing or certain other infectious diseases that might affect the blood supply might be regulated under a biological license application (BLA) under the biological products provisions of the FDC Act.

Many IVDs are class I or class II devices requiring 510(k) clearance; however, certain types of IVD reagents and clinical laboratory equipment/instruments such as CSCs are exempt from the 510(k) requirement. The extent to which an IVD product is subject to regulation under the medical device framework depends in part on its labeling and the use for which the product is intended.

The FDA’s traditional regulation of and labeling requirements for instruments, reagents, and test systems is divided into three general categories, depending on the manufacturer’s intended use for the products. The three categories are identified by the following FDA labeling requirements:

(1)	For In Vitro Diagnostic Use (“IVD”), i.e., commercial use in testing human subjects or specimens from humans;

(2)	For Research Use Only. Not for use in diagnostic procedures (“RUO”); and

(3)	For Investigational Use Only (“IUO”). The performance characteristics of this product have not been established. i.e., clinical investigational use in human subjects.

IVDs (category 1 above) are devices that have been cleared or approved (if required) by the FDA for use in the diagnosis of diseases or medical conditions. RUO products (category 2) are those products intended and promoted strictly for use in the laboratory research phase of a product’s development or for use in the conduct of non-clinical laboratory research with goals other than the development of a commercial IVD product. IUO products (category 3) are those products intended for use in clinical studies to collect data establishing the safety and effectiveness of the device to obtain 510(k) clearance or PMA approval from the FDA.

A CSC is an IVD classified according to 21 C.F.R. § 862.2310 as “a device intended to concentrate (by dialysis, evaporation, etc.) serum, urine, cerebrospinal fluid, and other body fluids before the fluids are analyzed.” There are a variety of different types of products listed with FDA under this regulation and its associated product codes. Some of these products, like the ThunderStorm system, concentrate extracted DNA. Many of the products included in this category, like the ThunderStorm system, are a combination of instruments and reagents. A CSC device is a class I device, and is exempt from the 510(k) clearance requirement under certain circumstances. In particular, the 510(k) exemption applies only to the extent that the device has the same intended use and existing or reasonably foreseeable characteristics of commercially distributed devices within that generic type, and in the case of an IVD, only to the extent that misdiagnosis as a result of using the device would not be associated with high morbidity or mortality (see 21 C.F.R. § 862.9). A CSC device (instrument and accessory consumables) is not exempt from other medical device regulatory requirements, such as QSR, recordkeeping, labeling, medical device reporting, and other postmarket requirements.

A manufacturer of a CSC device must still submit a 510(k) to the FDA before marketing the device when: the device has a different intended use from the intended use of a legally marketed CSC device of the same generic type; the modified device operates using a different fundamental scientific technology from a legally marketed CSC device; or, the device is intended for use in diagnosis, monitoring, or screening of a range of diseases, such as neoplastic diseases or familial or acquired genetic disorders.

The FDA regulatory framework for sequencing devices is evolving, and new technologies are constantly being addressed by the agency. For example, in November 2013, FDA classified a high throughput DNA sequence analyzer as a Class II device that is 510(k)-exempt if it meets certain special controls established by FDA. The product code associated with the new regulation (designated but not yet promulgated as 21 C.F.R. § 862.2265) defines this class of device as “a high throughput sequencing technology performing targeted DNA sequencing of amplicons from a defined genetic region or a subset of genes in human genomic DNA from a clinical sample.” Further, in February 2015, FDA held a public workshop to discuss possible non-traditional approaches to the premarket regulation of next-generation sequencers. In the future, our products might be subject to these or other new requirements.

Additionally, FDA may require separate classification and regulation of our ThunderBolts Cancer Panel, ThunderBolts Myeloid Panel, and similar panels developed in the future. For example, FDA has issued separate classification regulations and product codes for a next generation sequencer and for certain reagents and consumables associated with the sequencer as separate Class I devices. In 2013, FDA classified these reagents and consumables under the generic name “Reagents for molecular diagnostic instrument test systems.” This product class specifies that user-supplied reagents would be required to prepare libraries targeting specific genomic areas of interest. Although ThunderBolts panels are currently RUO products, we may be required to seek appropriate classification regulations and FDA premarket clearance or approval for each panel in order to market the panels as IVDs.

Until such time as the ThunderStorm system and its accessory consumables are listed as a class I device(s) with the FDA, this product will continue to be marketed as an RUO product. Further, our other products will also continue to be marketed as RUO products.

According to the FDA’s November 25, 2013 RUO/IUO Labeling Guidance, the RUO label is appropriate for “products intended for use in discovering and developing medical knowledge related to human disease and conditions. For example, instruments and reagents intended for use in research attempting to isolate a gene linked with a particular disease may be labeled RUO when such instruments and reagents are not intended to produce results for clinical use.” Products intended for RUO may be marketed generally for such uses without a PMA or 510(k) clearance from the FDA. Companies manufacturing RUO products also are not required to comply with the FDA’s QSRs in the manufacture, release, distribution, and servicing of RUO products, provided that they are properly labeled and marketed only for RUO. RUO labeling is not appropriate for products used for diagnostic or prognostic purposes, or for products used to generate data demonstrating safety and effectiveness for 510(k) clearance or a PMA. Rather, research involving RUO products must be geared toward product development or other nonclinical purposes. Products intended for use in a clinical investigation or in clinical diagnostics use outside an investigation (for example, in clinical diagnosis for standard medical practice) should not be labeled RUO.

As defined in the regulations and described in various FDA guidance documents, products intended for use in clinical studies to collect data in support of determining the safety and effectiveness of an assay to obtain 510(k) clearance or a PMA from the FDA are IUO devices. As with RUO products, IUO devices are another example of devices that are not subject to the 510(k) or PMA requirements, as long as properly labeled and used. However, the labeling for IUO products may not make references to any claimed clinical utility performance characteristics or assert that the safety or effectiveness has been established for any indicated use. Further, IUO devices are subject to the FDA’s Investigational Device Exemption, or IDE, requirements in 21 C.F.R. Part 812, and to requirements for IRB approval of the study and informed consent of the subjects whose specimens are being tested with the IUO device in accordance with 21 C.F.R. Parts 50 and 56. Studies of certain diagnostic devices might also require FDA approval of an application for an IDE, unless they are exempt from the IDE approval requirement under 21 C.F.R. § 812.2(c)(3).

Products that are intended for clinical diagnosis or patient management are IVDs and, as such, must be labeled for “For In vitro diagnostic use” and comply with premarket and postmarket requirements for IVD devices.

In the RUO/IUO Labeling Guidance, the FDA emphasizes that appropriate labeling of products as RUO and IUO is intended to provide warnings to users to prevent products from being used in clinical diagnosis, patient management, or in clinical investigations that are not exempt from the FDA’s IDE requirements. The use of an RUO or IUO label does not exempt devices “from otherwise applicable clearance, approval, or other requirements” if the products are actually intended for clinical or diagnostic use.

The RUO/IUO Labeling Guidance provides examples of evidence of intended uses that would appear to conflict with RUO labeling, including:

•	Written or verbal statements in any labeling, advertising, or promotion of the IVD product by or on behalf of the manufacturer, including any performance claims, instructions for clinical interpretation, clinical information, product names, or descriptors that claim or suggest that the IVD product may be used for any clinical diagnostic use, including a clinical investigation subject to Part 812. This may include workshops or presentations that describe clinical uses of products labeled RUO or IUO that do not include appropriate statements and warnings about the research or investigational nature of the products;

•	Written or verbal statements in any labeling, advertising, or promotion of the IVD product by or on the behalf of the manufacturer that suggest that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory developed test;

•	Solicitation of business from clinical laboratories; for example, a manufacturer who produces only products labeled RUO whose sales force makes routine calls to clinical laboratories that do not perform research or clinical studies may be viewed as demonstrating its intent that its products be used for clinical purposes; and

•	Provision of certain types of specialized technical support[1] (e.g., assistance in performing clinical validation) to clinical laboratories.

The FDA will look at the totality of the circumstances under which a product is distributed and promoted and other practices to determine whether or not the manufacturer is commercializing products for intended uses that may be in conflict with RUO or IUO labeling.

We currently sell our RUO-labeled products to leading cancer centers, CLIA-certified commercial laboratories, pharmaceutical companies, and government agencies, as well as translational and academic research institutions, some of which may use our products in commercial tests or clinical studies even though the products are labeled RUO. Some laboratories may use RUO products in developing LDTs, which are tests developed by a single laboratory and used solely within that laboratory. These laboratory practices are currently regulated under the CLIA and its implementing regulations (42 C.F.R. Part 493), which require laboratories to validate the LDTs they develop.

The FDA claims that it has the authority to regulate LDTs as medical devices, but some in the clinical laboratory industry and others dispute that FDA has such authority under the FDC Act. FDA states that it chose not to actively exercise its jurisdiction over LDTs in the past because laboratories and LDTs were being regulated under CLIA by the Centers for Medicare and Medicaid Services (CMS). Recently, FDA has taken steps to establish a regulatory framework for LDTs.

The FDA has described an LDT as an assay for which the specifications for the assay are developed by a single CLIA-certified clinical laboratory and exclusively used by that laboratory. LDTs are subject to rules established under CLIA, including the requirement that LDTs be developed and that the analytical validity be established for the use of that test system in the laboratory’s own environment,2,3. In addition, the key, active reagent ingredients of LDTs, when purchased from third parties and not manufactured directly by the clinical laboratory for internal use, are regulated as analyte specific reagents (“ASRs”) under FDA regulations. The

[1]	The FDA does acknowledge, however, that a manufacturer may offer generic maintenance support or software updates for RUO or IUO products.
[2]	42 CFR 493.1253(b)(2).
[3]	The Centers for Medicare & Medicaid Services’ LDT and CLIA FAQs at http://www.cms.gov/Regulations-and-Guidance/ Legislation/CLIA/index.html

FDA’s regulations and the FDA’s Guidance for Industry and Staff (Commercially Distributed Analyte Specific Reagents (ASRs): Frequently Asked Questions, September 14, 2007) explain that an LDT that is developed using an ASR must be developed and validated by a laboratory certified by CLIA as capable of performing high complexity tests; and may only be performed following the receipt of an order from a physician or other persons authorized by applicable state law.

Furthermore, laboratories purchasing ASRs for use in the development of LDTs are required to include the following statement with all patient results: “This test was developed and its performance characteristics determined by (Laboratory Name). It has not been cleared or approved by the U.S. Food and Drug Administration.”4

On July 31, 2014, the FDA officially announced plans to regulate laboratory developed tests (“LDTs”). The announcement came in the form of letters to Congress attaching the “anticipated details” of two draft guidance documents describing the agency’s proposed risk-based framework for regulatory oversight of LDTs.5 The FDA formally issued both draft guidance documents on October 3, 2014. The first draft guidance, Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs)6 addresses the proposed regulatory framework, while the second, FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs)7 describes the process for laboratories to notify the FDA of the LDTs they manufacture and describes the applicable adverse event reporting requirements.

In the draft guidances, the FDA defines LDTs as IVDs that are designed, manufactured and used within a single laboratory and intended for clinical use. The FDA further clarifies that, for purposes of defining an LDT, a single laboratory is a clinical laboratory that has a single CLIA certificate for high complexity testing. The FDA provided specific examples of assays or laboratory arrangements that would not be considered an LDT and, thus, are subject to FDA premarket review, including:

•	An entity that owns several laboratories and develops a test in one lab but transfers it to other labs within its network;

•	An academic institution that develops a test and then licenses that test to a company that owns a CLIA-certified lab and manufactures and uses that test;

•	A laboratory that contracts with a third party manufacturer to produce a key component (e.g., coated microtiter plate, specialized specimen collection kit); or

•	A laboratory that contracts with a specification developer to design a new test, which the specification developer then transfers to the clinical laboratory for validation, manufacture and use.

Laboratory tests that are being marketed as LDTs but do not meet the FDA’s definition of an LDT are considered by the FDA to be out of compliance with the FDC Act. Nevertheless, in the draft guidances, the FDA also states that the agency plans to apply the same risk-based enforcement approach to any test that is offered as an LDT by a CLIA-certified laboratory regardless of whether the test meets the FDA’s definition of an LDT.

The FDA’s proposed framework is a risk-based approach where the regulatory oversight and device classification of LDTs would be consistent with the approach taken for existing medical devices, classifying the

[4]	21 C.F.R. § 809.30(e).
[5]	Available at http://www.fda.gov/downloads/MedicalDevices/ProductsandMedicalProcedures/ InVitroDiagnostics/UCM407409.pdf?source=govdelivery&utm_medium=email&utm_source=govdelivery
[6]	Available at http://www.fda.gov/downloads/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/UCM416685.pdf
[7]	Also available at http://www.fda.gov/ucm/groups/fdagov-public/@fdagov-meddev-gen/documents/document/ucm416684.pdf tests as Class I (i.e., low risk devices), Class II (i.e., moderate risk devices) or Class III (i.e., high risk and not substantially equivalent devices) devices. The FDA has also specifically proposed to continue to exercise enforcement discretion for applicable premarket review requirements and quality systems requirements (but enforce other applicable regulatory requirements (e.g., registration, listing, adverse event reporting)) for: low-risk LDTs (Class I devices), LDTs for rare diseases, “Traditional LDTs” (those types that existed when enforcement discretion was initially implemented), and “LDTs for Unmet Needs” (when no FDA-approved or cleared equivalent device is available). FDA proposes to continue to exercise enforcement discretion for all applicable regulatory requirements for: LDTs used solely for forensic (law enforcement) purposes and certain LDTs for transplantation when used in CLIA-certified, high-complexity histocompatibility laboratories.

If the LDT guidance documents are finalized, the FDA plans to initiate enforcement using a phased approach. First, establishment registration and device listing (or notification if that option is chosen) as well as adverse event reporting requirements will become effective six months after guidance finalization.

Second, premarket review requirements would begin immediately for any new (i.e., not previously marketed) LDTs or as early as 12 months after guidance finalization for LDTs already on the market at the time of guidance finalization.

The FDA has indicated that it anticipates that the process of phased-in enforcement for premarket review requirements for Class III LDTs would be complete in five years or less from the time of guidance finalization. Class II enforcement would begin after Class III enforcement initiation is complete. A priority list for Class II devices is expected within four years of guidance finalization and initiation of all enforcement activities for Class II devices is expected to be complete within nine years of guidance finalization. After the FDA starts enforcing premarket review requirements for LDTs in a certain category, the FDA expects laboratories that develop new LDTs in these categories to comply with premarket review requirements before the marketing of such LDTs.

The FDA has also stated in these draft guidances that one factor that will be considered in exempting traditional LDTs from requirements for premarket clearance or approval is whether the test is comprised only of components and instruments that are legally marketed for clinical use (i.e., ASRs, general purpose reagents (GPRs), and various classified instruments). However, for LDTs that are manufactured and used by a health care facility laboratory and intended for use of unmet needs where no approved or cleared alternative is available, the FDA has stated that it does not intend to consider factors such as whether the LDT is comprised of only legally marketed components and instruments (this exemption is not available for laboratories outside healthcare facilities). Specifically, for unmet need LDTs, when there is no FDA-cleared or approved test, the agency plans to be flexible concerning the test’s components FDA status. Once the FDA clears or approves an IVD for the same intended use, the FDA will no longer consider the LDT to be an “LDT for Unmet Needs.” For LDTs that fall outside the scope of unmet needs and use RUO-labeled components and instruments, there may be an increased risk that the FDA may take enforcement action against both the LDT developer and RUO reagent or equipment suppliers.

The public comment period on the draft guidance documents ended in February 2015. It is not known when FDA will take the next steps with regard to its LDT regulatory proposals, or whether it will issue revised draft guidances or final guidances. In addition, FDA has not yet published its plans or proposals for implementing QSRs for LDTs.

Additionally, the FDA regulates products containing lasers, regardless of whether they are medical devices. Manufacturers of such products are subject to requirements for reports, records, and compliance with performance standards under 21 C.F.R Parts 1000 through 1005, 1010, and 1040. The FDA recognizes four major hazard classes of lasers (I to IV), including three subclasses (IIa, IIIa, and IIIb). More powerful lasers with the potential to pose serious danger if used improperly are categorized in the higher classes. Our RainDrop Sense Instrument contains a Class IIIb laser component, and the company considers the instrument to be a Class I laser because of its protective covering. Because our RainDrop Sense instrument contains such a laser component, we were required to submit a product report to the FDA prior to the RainDrop Sense’s introduction into commerce, and we must satisfy certain FDA labeling, instruction, recordkeeping and annual reporting requirements. In addition, our RainDrop Sense, RainDrop Source, ThunderBolts and ThunderStorm instruments all contain bar code readers incorporating Class II lasers, and these instruments are subject to these same regulatory requirements. In addition, we are required to report accidental radiation occurrences, defects, and failures to comply with product standards. Manufacturers of electronic products, including those with a laser component, also have an obligation to repair, replace, or refund the cost of an electronic product, when such product fails to comply with an applicable product standard or has a defect. Failure to comply with these requirements can subject the company to FDA enforcement action.

Medical devices subject to the FDA’s regulatory oversight are subject to additional FDA requirements, including unannounced inspections by the FDA and other governmental authorities. Specifically, if our ThunderStorm system is listed and becomes subject to FDA regulation as a medical device, we may be required to comply with various requirements of the FDC Act and its implementing regulations, including:

•	QSRs, which cover the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping of the product, complaint handling, servicing, and management review (among other requirements);

•	cybersecurity controls to maintain medical device cybersecurity and to maintain medical device functionality and safety;

•	labeling regulations;

•	medical device reporting, or MDR, regulations;

•	correction and removal regulations; and

•	post-market surveillance regulations, which include restrictions on marketing and promotion.

Failure to comply with applicable FDA regulatory requirements, or failure to timely and adequately respond to inspectional observations, could result in enforcement action by the FDA, and may include sanctions such as:

•	notices of inspectional observations, warning letters, or cease and desist notices;

•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, partial suspension, or total shutdown of production;

•	delays in 510(k) clearance or PMA, or failure to obtain 510(k) clearance or PMA for future product candidates or product modifications;

•	restrictions on labeling and promotion;

•	adverse publicity;

•	import or export prohibitions;

•	orders for notification, repair, replacement or refund; and

•	criminal prosecution.

Facilities

We lease, under a non-cancelable operating lease agreement, a 39,600 square foot facility in Billerica, Massachusetts, comprising office, laboratory, and manufacturing space. The initial lease term was two years commencing April 2013 with two renewal options to extend the lease for an aggregate term of an additional seven years. On May 30, 2014, the Company exercised the first option to extend the lease term for an additional two years, such that the lease term currently runs through May 31, 2017. On August 21, 2014, we entered into a non-cancelable operating lease agreement for 5,132 rentable square feet of additional office space in Billerica, Massachusetts at a nearby but separate facility. The term is until May, 2017. We took control of this additional leased space in October 2014. We believe that our existing office, laboratory and manufacturing space, together with additional space and facilities available on commercially reasonable terms, will be sufficient to meet our needs through at least 2017.

Employees

As of December 31, 2014, we had 104 employees, of which 18 work in manufacturing, 38 in sales, sales support and marketing, 33 in research and development, and 15 in general and administrative. None of our employees is represented by a labor union or is the subject of a collective bargaining agreement. As of December 31, 2014, of our 104 employees, 94 were employed in the United States and 10 were employed outside the United States.

Legal Proceedings

We may, from time to time, become party to legal matters and claims arising in the ordinary course of business.

On February 12, 2015 we filed a patent infringement lawsuit against 10X Genomics, Inc., or 10X Genomics, based in Pleasanton, California. The lawsuit was filed in federal district court in Delaware. The patents asserted are exclusively in-licensed from the University of Chicago. We are unaware of any patents owned or controlled by 10X Genomics that could be asserted against us. However, there is a possibility that relevant patents owned or controlled by 10X Genomics exist. We intend to pursue this litigation vigorously and aggressively protect our intellectual property rights. However, patent litigation is a time-consuming and costly process. There can be no assurance that we will be successful in enforcing our patents against 10X Genomics or that 10X Genomics will not successfully claim that the asserted patents are invalid or unenforceable, which could have a material adverse effect on our business. Even if we are successful in enforcing our patents against 10X Genomics, the process could take years to reach conclusion. In addition, adverse legal positions or rulings that we are subjected to or receive in connection with the 10X Genomics lawsuit could be used or relied upon by administrative authorities or courts in future proceedings in a manner adverse to our proprietary position.

Other than disclosed above, we are not currently party to any litigation or other legal proceedings that are expected to have a material impact on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 30, 2015:

Name	Age	Position(s)
Executive Officers:
S. Roopom Banerjee	38	President, Chief Executive Officer and Director
Alfred Merriweather	61	Chief Financial Officer
Roch Kelly	65	Chief Operating Officer
Darren Link	46	Chief Technology Officer
Frederick Eibel	51	Senior Vice President of Strategic Marketing

Non-Employee Directors:
William Ericson	56	Director
Michael Hunkapiller	66	Director
P. Sherrill Neff (1)(2)(3)	63	Director
Jeffrey Samberg (4)	48	Director
Kathy P. Ordoñez (2)(3)	64	Director
Martin M. Coyne II (1)(2)	66	Director
Glenn P. Muir (1)(3)	56	Director

Other Key Employees
James Therrien	44	Vice President of Worldwide Sales
Scott Bortner	54	Vice President of Intellectual Property
John Luckey	48	Vice President of Product Development

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Mr. Samberg has indicated his intention to resign from our board of directors effective as of the date of this prospectus. Mr. Samberg’s resignation is not due to any disagreement with the Company or any matter relating to the Company’s operations, policies or practices.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Officers

S. Roopom Banerjee has served as our president and chief executive officer since January 2010. He has also served on our board of directors since March 2010. From September 2005 to December 2009, Mr. Banerjee served as a director of healthcare investment banking at Leerink Swann, where he led the life science tools and diagnostics practice. Previously, Mr. Banerjee held the position of senior engagement manager at McKinsey & Company where he worked from 1999 to 2005, advising Fortune 500 healthcare companies globally on corporate and growth strategy, product development and launch strategy, mergers and acquisitions and international expansion. Prior to that, in 1998, he served as an associate at Goldman Sachs. From 1993 to 1998, Mr. Banerjee served as a cancer and genomics research scientist at the Dana Farber Cancer Institute and the Whitehead Institute and M.I.T. Human Genome Project, where he was elected a Howard Hughes Medical Institute Scholar. He holds an M.P.P. in health care policy from the Kennedy School of Government at Harvard University and dual B.S. degrees in biology and economics from M.I.T.

We believe that Mr. Banerjee is qualified to serve as a member of our board of directors based on his knowledge of our company and our business and his service as our president and chief executive officer.

Alfred Merriweather has served as our chief financial officer since November 2013. Prior to joining RainDance, from January 2012 to July 2013, Mr. Merriweather served as chief financial officer of Verinata Health, a privately held company that was sold to Illumina, in February 2013. Prior to joining Verinata, Mr. Merriweather served as senior vice president and chief financial officer of Celera from December 2010 until its acquisition by Quest Diagnostics, in May 2011. From January 2010 to December 2010, Mr. Merriweather served as executive vice president and chief financial officer of Calypso Medical Technologies. From December 2004, Mr. Merriweather served as chief financial officer of Monogram Biosciences, until its acquisition by Laboratory Corporation of America in August 2009. Mr. Merriweather joined Monogram after Monogram merged with ACLARA Biosciences where he had served as chief financial officer since December 2001. Mr. Merriweather has also served as the chief financial officer of a number of medical device companies, including Symphonix Devices, LipoMatrix and Laserscope. Mr. Merriweather also spent six years with the auditing division of Price, Waterhouse in London, UK and San Jose, California. He holds a B.A. and M.A. in economics from Cambridge University in England.

Roch Kelly has served as our chief operating officer since March 2014 and previously served as senior vice president, business operations. Mr. Kelly has served at RainDance since March 2008. Prior to joining RainDance, Mr. Kelly served as a vice president, global clinical operations at Synarc, a global medical imaging company. From 2006 to 2007, Mr. Kelly served as a chief operating officer and chief financial officer at Protedyne, a laboratory automation company purchased by Laboratory Corporation. From 1998 to 2005, Mr. Kelly was with PAREXEL International, a global clinical research organization where he held a number of senior management positions in operations and finance. From 1995 to 1998, he served as executive director of manufacturing operations at Chiron Diagnostics. Mr. Kelly holds a B.S. in finance from Miami (Ohio) University and an M.B.A. from Syracuse University.

Darren Link, Ph.D. is a co-founder of the Company and has served as our chief technology officer since May 2013. Dr. Link was vice president of research and development from 2007 to April 2013 and vice president of Microfluidics engineering from 2004 to 2007. Before founding RainDance, Dr. Link served as postdoctoral research associate at Harvard University from 2001 to 2004, studying soft materials physics in the department of physics and division of engineering and applied sciences. From 1999 to 2000, Dr. Link was a postdoctoral scientist studying liquid crystalline materials at Tokyo Institute of Technology. Previously, he was a research assistant at the University of Colorado from 1994 to 1998. He also served as a teaching assistant at the University of Colorado in the Department of Physics from 1993 to 1994. Dr. Link has co-authored more than 70 peer-reviewed articles and is an inventor on six U.S. patents and more than 20 patent applications. Dr. Link holds a B.S. degree in physics from Montana State University and a Ph.D. in physics from the University of Colorado.

Frederick Eibel has served as our senior vice president of strategic marketing since September 2014. Prior to joining RainDance, from February 2012 to September 2014, Mr. Eibel served as Head of Genetic Analysis Commercial Operations at Agena Bioscience, which was previously the Genetic Analysis Division of Sequenom Inc. Mr. Eibel served as an independent consultant to various life science companies between August 2011 and February 2012. From May 2010 to August 2011, he served as Medical Marketing Leader for the Molecular Medicine Division of Life Technologies Inc., a company that provides biotechnology services and products. From March 2006 to April 2010, Mr. Eibel served as Vice President of Marketing at Gen-Probe Incorporated, a molecular diagnostics company that was acquired by Hologic Inc. in 2012. From 2004 to 2006, Mr. Eibel served as Vice President of Clinical Genomics at Roche Molecular Systems, a business area of Roche Diagnostics that develops, manufactures and supplies medical diagnostic products and services. He served as Vice President of Corporate Accounts at Roche Diagnostics, a research and medical diagnostic company, from 2001 to 2004. Since September 2012, he has served on the Board for MolecularMD, a molecular diagnostics company that provides custom companion diagnostic solutions and supporting clinical trial services for targeted cancer therapies. Mr. Eibel holds a B.A. in Biology and Chemistry from Indiana University and an M.B.A. from the University of Indianapolis.

Non-Employee Directors

Michael Hunkapiller, Ph.D. has been a member of our board of directors since July 2007. Mr. Hunkapiller has served as president and chief executive officer of Pacific Biosciences (NASDAQ: PACB) since 2012. He is the chairman of the board of Pacific Biosciences and has served on the board since 2005. Since November 2004, Dr. Hunkapiller has served as a general partner at Alloy Ventures. Prior to Alloy Ventures, Dr. Hunkapiller spent 21 years at Applied Biosystems (now Life Technologies). At Applied Biosystems, he held various positions, most recently serving as president and general manager. Dr. Hunkapiller holds a B.S. in chemistry from Oklahoma Baptist University and a Ph.D. in chemical biology from the California Institute of Technology.

We believe that Dr. Hunkapiller is qualified to serve as a member of our board of directors based on his long history and significant experience in leading genetic analysis businesses.

William Ericson has been a member of our board of directors since February 2007. Mr. Ericson is a managing partner at Mohr Davidow Ventures, or MDV, a venture capital firm. He joined MDV in 2000 after more than a decade of working closely with entrepreneurs to start and build innovative businesses in the role of lawyer, board member, entrepreneur and investor, and has led MDV’s focus on personalized medicine and big data investing. Mr. Ericson also serves as the lead independent director of Pacific Biosciences of California (NASDAQ: PACB) and as a director of Adamas Pharmaceuticals (NASDAQ: ADMS) and Rocket Fuel (NASDAQ: FUEL). Mr. Ericson holds a B.S.F.S. from Georgetown University School of Foreign Service and a J.D. from Northwestern University School of Law.

We believe that Mr. Ericson is qualified to serve as a member of our board of directors based on his experience with multiple companies in the life sciences and technology industries and his focus on companies using data to enable the vision of personalized medicine.

P. Sherrill Neff has been a member of our board of directors since January 2011. Mr. Neff founded Quaker Partners Management, L.P. in 2002 and has since served as a partner at the investment firm. From 1994 to 2002, Mr. Neff was the president and chief operating officer of Neose Technologies, a biopharmaceutical company, and a director from 1994 to 2003. From 1993 to 1994, he was senior vice president of corporate development at U.S. Healthcare. Prior to that time, Mr. Neff served as a managing director at investment bank Alex. Brown & Sons, for nine years. Mr. Neff also serves on the board of directors of Resource Capital Corporation (NYSE: RSO), Cempra (NASDAQ: CEMP), Regado BioSciences (NASDAQ: RGDO), and a number of private portfolio companies of Quaker Partners. He previously served on the board of directors of Amicus Therapeutics (NASDAQ: FOLD) from 2005 to 2011. Mr. Neff served on the board of directors of the National Venture Capital Association from 2009 until 2013. Mr. Neff holds a B.A. in religious studies from Wesleyan University and a J.D. from the University of Michigan Law School.

We believe that Mr. Neff is qualified to serve as a member of our board of directors based on his broad experience in investment banking, healthcare services, life science companies and in the venture capital industry.

Jeffrey Samberg has been a member of our board of directors since February 2007. Mr. Samberg has been a managing member of Acadia Woods Partners, LLC, a private investment firm, since its formation in 2005. Mr. Samberg leads Acadia Woods’ investing activities, including in life sciences where he focuses on the areas of NGS, molecular diagnostics, biopharmaceutical manufacturing, and medical devices. Prior to joining Acadia Woods, Mr. Samberg also served as the vice president, corporate strategy at PeopleSoft, entrepreneur in residence, Greylock Partners, and vice president of business development, Wily Technology. Mr. Samberg holds a B.A. in economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.

Although we believe that Mr. Samberg is qualified to serve as a member of our board of directors based on his operational experience at technology companies, and his investing experience in the life science industry, Mr. Samberg has indicated his intention to resign from our board of directors effective as of the date of this prospectus. Mr. Samberg’s resignation is not due to any disagreement with the Company or any matter relating to the Company’s operations, policies or practices.

Kathy P. Ordoñez has been a member of our board of directors since July 2014. Ms. Ordoñez served as a senior vice president at Quest Diagnostics from May 2011 to June 2013 and as a consultant from June 2013 through January 2014. At Quest Diagnostics, she was initially responsible for leading the company’s research and development efforts and later provided oversight to multiple businesses commercializing diagnostic products and testing services. Ms. Ordoñez serves as a director of Pacific Biosciences of California (NASDAQ: PACB). Ms. Ordoñez also served as the chief executive officer and director of Celera Corporation (NYSE: CRA) from April 2002 until she joined Quest Diagnostics as part of its acquisition of Celera Corporation in 2011. She founded Celera Diagnostics in December 2000. Under her leadership, Celera became a leading producer of genetic testing products for HIV resistance, cystic fibrosis and high complexity tissue transplantation. Ms. Ordoñez has also held several senior positions at Hoffmann La-Roche, overseeing the formation of Roche Molecular Systems, where she served as president and chief executive officer, and led the wide-scale commercial application of the Polymerase Chain Reaction (PCR) technology to the research, diagnostic and forensic fields. She holds an honorary Doctorate of Science and a B.A. in chemistry from Hartwick College.

We believe that Ms. Ordoñez is qualified to serve as a member of our board of directors based on her extensive and rich strategic, operating and leadership experience, and her insight into our target markets.

Martin M. Coyne II has been a member of our board of directors since August 2014. Mr. Coyne has served as a director of Akamai Technologies (NASDAQ: AKAM) since November 2001. Between 1995 and his retirement in July 2003, Mr. Coyne served in a variety of senior management positions at the Eastman Kodak Company. Mr. Coyne most recently served as group executive, photography group, and executive vice president of Eastman Kodak. Mr. Coyne also serves on the board of directors of RockTech, a private company. He is president and chief executive officer of the New Jersey Chapter of the National Association of Corporate Directors and a NACD Board Leadership Fellow. Previously, Mr. Coyne served as a director of OpenPages, BioClinca and Avecia Group Ltd. and as Chairman of the Board of Welch Allyn. He holds an M.S. in business administration from Fairleigh Dickinson University and a B.S. in pharmacy from Fordham University.

We believe that Mr. Coyne is qualified to serve as a member of our board of directors based on his long executive experience at Eastman Kodak Company, his experience as a member of boards of directors of numerous other companies, and his invaluable insight into the oversight of risk management, corporate governance and executive development.

Glenn P. Muir has been a member of our board of directors since September 2014. From 1992 to May 2014, Mr. Muir served as the chief financial officer of Hologic and its only executive vice president since 2000. Mr. Muir has served on the board of ReWalk Robotics, Ltd. (NASDAQ: RWLK) since July 2014 and is the chair of its audit committee. Mr. Muir previously served on the board of Hologic (NASDAQ: HOLX) from 2001 to 2013 and Vivid Technologies (NASDAQ: VVID) from 1996 until the Company was sold to EG&G in 1999. Mr. Muir holds a B.B.A. in accounting from the University of Massachusetts in Amherst, an M.B.A. from Harvard University Graduate School of Business and a master’s degree in taxation from Bentley College Graduate School of Business.

We believe that Mr. Muir is qualified to serve as a member of our board of directors based on his financial acumen and valuable experience as a public company chief financial officer.

Other Key Employees

James Therrien, Ph.D. has served as our vice president of worldwide sales since March 2013. Prior to joining RainDance, Dr. Therrien was senior vice president of global sales at Knome, from March 2012 to March 2013. Mr. Therrien also served as the founder of Uncoil Genomics, from September 2011 to March 2013. He served in several roles at Life Technologies from September 2009 to September 2011, including from January 2011 to September 2011, he served as vice president, commercial operations, sequencing, directing sales and support activities for the Sanger capillary electrophoresis (CE), SOLiD, and Ion Torrent sequencing franchises, and from September 2009 to September 2011, as vice president, global sales, next generation sequencing. He previously held numerous sales leadership roles at Illumina from February 2004 to September 2009, including as regional account manager, Midwest from February, 2004 to March 2006, director of sales, Japan from April 2006 to June 2007 and director of sales, Asia Pacific and Japan from July 2007 to September 2009. Mr. Therrien holds a B.S. in plant biology from the University of Illinois at Urbana-Champaign, an M.S. in plant biology from Southern Illinois University and a Ph.D. in plant biology from the University of Kansas.

Scott Bortner, Ph.D., J.D. has served as our vice president of intellectual property since January 2015 and manages the protection of our intellectual property portfolio. Prior to joining RainDance, from January 2013 to January 2015 and February 2012 to August 2012, Dr. Bortner served as Director of Intellectual Property at Natera, Inc., a company focused in the area of prenatal testing. From August 2012 to January 2013, Dr. Bortner served as Vice President for intellectual property matters at Affymetrix, Inc., a genomics analysis and microarray technology company. From 2011 to 2012, he was in a solo practice. Dr. Bortner was also a Director of Intellectual Property from 1996 to December 2010 at Applied Biosystems. Dr. Bortner holds a J.D. from Santa Clara University School of Law, a Ph.D. in Microbiology from Harvard University and an A.B. in Biochemistry from Cornell University.

John Luckey, Ph.D., has served as our vice president of product development since October 2014 and manages the development of our product portfolio. Prior to joining RainDance, from June 2013 to July 2014, Dr. Luckey served as Vice President of Engineering at Pathogenetix, Inc., a commercial-stage genome sequence scanning company. From July 2012 to May 2013, Dr. Luckey served as Technical Projects Director and Interim Global Marketing Director of Instrumentation at Roche-NimbleGen Inc., a genomics research company. He served as Director of Platform Development at Roch-NimbleGen Inc. from September 2007 to July 2012. Dr. Luckey holds an M.B.A. and a Ph.D. in Analytical Chemistry from the University of Wisconsin-Madison and a B.S. in Chemistry from Stanford University.

Board composition

Our board of directors is currently composed of eight members, but Mr. Samberg has indicated his intention to resign from our board of directors effective as of the date of this prospectus, after which, the board of directors will be composed of seven members. Our amended and restated certificate of incorporation and amended and restated by-laws to be effective upon the closing of this offering provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Upon the closing of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class of directors whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2016 for the Class I directors, 2017 for the Class II directors and 2018 for the Class III directors.

•	Our Class I directors will be Messrs. William Ericson and Michael Hunkapiller.

•	Our Class II directors will be Mr. Glenn P. Muir and Ms. Kathy P. Ordoñez.

•	Our Class III directors will be Messrs. S. Roopoom Banerjee, Martin M. Coyne II, and P. Sherrill Neff.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control of the company. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated by-laws to be effective upon the closing of this offering.

Director Independence

Under the rules of the NASDAQ Global Market, or NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the closing of its offering. In addition, the rules of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

On March 26, 2015, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that none of Messrs. Michael Hunkapiller, William Ericson, P. Sherrill Neff, Martin M. Coyne II and Glenn Muir and Ms. Kathy Ordoñez, representing six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of NASDAQ. Our board of directors also determined that Messrs. Glenn Muir, Martin M. Coyne II and P. Sherrill Neff, who comprise our audit committee, Messrs. Martin M. Coyne II and P. Sherrill Neff and Ms. Kathy Ordoñez ,who comprise our compensation committee, and Messrs. P. Sherrill Neff and Glenn Muir and Ms. Kathy Ordoñez, who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of NASDAQ. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Leadership Structure and Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee reviews and discusses the risks arising from our compensation philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us.

Board committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. The audit committee, compensation committee and nominating and corporate governance committee all operate under charters approved by our board of directors, which will be available on our website at www.raindancetech.com upon the closing of this offering.

Audit committee

Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee will also:

•	oversee the work of our independent auditors;

•	approve the hiring, discharging and compensation of our independent auditors;

•	approve engagements of the independent auditors to render any audit or permissible non-audit services;

•	review the qualifications and independence of the independent auditors;

•	monitor the rotation of partners of the independent auditors on our engagement team as required by law;

•	review our consolidated financial statements and review our critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls; and

•	review and discuss with management and the independent auditors the results of our annual audit and our interim consolidated financial statements.

The members of our audit committee are Messrs. Glenn Muir, Martin M. Coyne II and P. Sherrill Neff. Mr. Neff is our audit committee chairman. Our board of directors has concluded that the composition of our audit committee meets the requirements for independence under, and the functioning of our audit committee complies with, the current SEC and NASDAQ rules and regulations, and has determined that Mr. Muir is our audit committee financial expert as defined under SEC and NASDAQ rules and regulations.

Compensation committee

Our compensation committee oversees our corporate compensation programs. The compensation committee will also:

•	review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluate the performance of our executive officers in light of established goals and objectives;

•	review and recommend compensation of our executive officers based on its evaluations;

•	review and recommend compensation of our directors; and

•	administer the issuance of stock options and other awards under our stock plans.

The members of our compensation committee are Messrs. Martin M. Coyne II and P. Sherrill Neff and Ms. Kathy Ordoñez. Mr. Coyne is the chairman of our compensation committee. Our board of directors has determined that each of Messrs. Coyne and Neff and Ms. Ordoñez is “independent” for compensation committee purposes as that term is defined under the applicable rules of NASDAQ,

Nominating and corporate governance committee

Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors. The nominating and corporate governance committee will also:

•	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

•	assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

•	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and

•	review and make recommendations with regard to our corporate governance guidelines.

The members of our nominating and corporate governance committee are Messrs. P. Sherrill Neff and Glenn Muir and Ms. Kathy Ordoñez. Mr. Neff is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the applicable rules of NASDAQ.

Our board of directors may from time to time establish other committees.

Director Compensation

We did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2014. Mr. Banerjee, who is also our chief executive officer, did not receive compensation for his service as a director. The compensation received by Mr. Banerjee during 2014 is set forth in the section of this prospectus captioned “Executive Compensation—Summary Compensation Table.”

In 2014, we did not maintain any standard fee arrangements for the non-employee members of our board of directors for their service as a director. We intend to put in place a formal director compensation policy for all of our non-employee directors following the closing of this offering.

Our policy has been and will continue to be to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Directors who are employees do not receive any compensation for their service on our board of directors.

Compensation committee interlocks and insider participation

During 2014, our compensation committee was comprised of Messrs. Coyne, Ericson and Neff and Ms. Ordoñez.

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

In April 2013, November 2013, December 2013 and February 2014, we issued and sold an aggregate of 231,758,848 shares of our Series E Convertible Preferred Stock for net cash proceeds of approximately $32.3 million and the conversion of approximately $9.3 million in principal amount of convertible notes and accrued interest thereon. As part of this offering, we sold an aggregate of 34,865,363 shares of our Series E Convertible Preferred Stock for an aggregate purchase price of approximately $6.3 million to Quaker BioVentures II, L.P. of which Mr. Neff is a founding partner. We also sold an aggregate of 56,252,355 shares of our Series E Convertible Preferred Stock for an aggregate purchase price of approximately $10.2 million to entities affiliated with Mohr Davidow Ventures, of which Mr. Ericson is a general partner. For more information regarding sales of our preferred stock, see the section of this prospectus captioned “Certain Relationships and Related Party Transactions—Sales and Purchases of Securities.”

In September 2012, we sold an aggregate principal amount of $5.0 million in convertible notes. We also issued warrants to these investors exercisable for a number of shares of our common stock equal to 20% of the promissory note divided by a per share purchase price of $0.05. In December 2012, we sold an additional aggregate principal amount of $4.0 million in convertible notes and issued warrants with proportionate coverage. In April 2013, the convertible notes and accrued interest thereon converted into shares of Series E Convertible Preferred Stock. As part of this financing, we sold approximately $2.3 million in principal amount of convertible notes and issued warrants exercisable for 9,043,400 shares of common stock to Quaker BioVentures II, L.P. of which Mr. Neff is a founding partner. Also, as part of this financing, we sold approximately $3.5 million in principal amount of convertible notes and issued warrants exercisable for 14,126,016 shares of common stock to MDV IX, L.P., as nominee for MDV IX, L.P. and MDV ENF IX, L.P. of which Mr. Ericson is a general partner. For more information regarding sales of our convertible promissory notes and issuance of our common stock warrants, see the section of this prospectus captioned “Certain Relationships and Related Party Transactions—Sales and Purchases of Securities.”

In addition, in January 2011 we issued and sold an aggregate of 207,205,267 shares of our Series D Convertible Preferred Stock for net cash proceeds of approximately $28.0 million and the conversion of approximately $9.2 million in principal amount of convertible and advance draw notes and accrued interest thereon. As part of this offering, we sold an aggregate of 66,371,681 shares of our Series D Convertible Preferred Stock for an aggregate purchase price of approximately $12.0 million to Quaker BioVentures II, L.P. of which Mr. Neff is a founding partner. We also sold an aggregate of 82,268,199 shares of our Series D Convertible Preferred Stock for an aggregate purchase price of approximately $14.9 million and issued warrants exercisable for 989,261 shares of Series D Preferred Stock to entities affiliated with Mohr Davidow Ventures, of which Mr. Ericson is a general partner. For more information regarding sales of our preferred stock, see the section of this prospectus captioned “Certain Relationships and Related Party Transactions—Sales and Purchases of Securities.”

Code of business conduct and ethics

On March 26, 2015, we adopted, effective as of the date of this prospectus, a code of business conduct and ethics that is applicable to all of our employees, officers and directors including our chief executive officer and senior financial officers, which will be available on our website upon the closing of this offering.

EXECUTIVE COMPENSATION

Executive Compensation Overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of Mr. Banerjee, our president and chief executive officer, and the other executive officers identified in the Summary Compensation Table below, or the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options. Our named executive officers and all salaried employees are also eligible to receive health and welfare benefits. As we transition from a private company to a publicly-traded company, we have engaged the services of an independent executive compensation consulting firm to review our current compensation plans and procedures and to provide additional information about comparative compensation offered by peer companies, market survey information and information about trends in executive compensation. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to each individual who served as our chief executive officer at any time during the last completed fiscal year and the two most highly compensated executive officers (other than the chief executive officer) who were serving as executive officers at the end of the last completed fiscal year for services rendered to us in all capacities for the year ended December 31, 2014. These individuals are the Named Executive Officers for 2014.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
S. Roopom Banerjee	2014	$345,100	$454,494	$155,078	$378	(2)	$955,050
President and Chief Executive Officer

Alfred Merriweather	2014	$305,332	$113,624	$83,265	$57,793	(3)	$560,014
Chief Financial Officer

Fredrick Eibel	2014	$80,924	$342,986	$22,192	$322	(4)	$446,424
Senior Vice President of Strategic Marketing

(1)	Amounts reflect the grant date fair value of option awards in accordance with ASC Topic 718. For information regarding assumptions underlying the valuation of equity awards, see note 11 to our consolidated financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. These amounts do not reflect to the actual value that may be recognized by the named executive officers.
(2)	Reflects value of insurance benefit.
(3)	Includes $55,021 in relocation expenses and $2,772 of insurance benefit.
(4)	Reflects value of insurance benefit.

Outstanding Equity Awards at Year-End

The following table summarizes the outstanding equity awards held by each Named Executive Officer as of December 31, 2014.

	Option Awards
	Number of Securities Underlying Unexercised Options (#)				Option Exercise Price ($)	Option Expiration Date
Name	Exercisable		Unexercisable
S. Roopom Banerjee	11,624,131	(1)	—		0.10	3/2/2020
	6,759,542	(2)	785,994		0.05	5/26/2021
	4,835,859		7,381,050	(3)	0.06	12/20/2023
	—		5,397,563	(4)	0.12	3/24/2024

Alfred Merriweather	2,125,132	(5)	5,721,512		0.06	12/20/2023
	—		1,349,391	(6)	0.12	3/24/2024

Fredrick Eibel	—		4,414,451	(7)	0.12	12/09/2024

(1)	25% of the shares of our common stock subject to this option vested on January 25, 2011, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(2)	25% of the shares of our common stock subject to this option vested on May 26, 2012, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(3)	25% of the shares of our common stock subject to this option vested on May 7, 2014, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(4)	25% of the shares of our common stock subject to this option vested on March 24, 2015, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(5)	25% of the shares of our common stock subject to this option vested on November 4, 2014, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(6)	25% of the shares of our common stock subject to this option vested on March 24, 2015, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.
(7)	25% of the shares of our common stock subject to this option will vest on September 2, 2015, and the balance vests in 36 successive equal monthly installments, subject to continued service through each such vesting date.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Pension Benefits

Our executive officer did not participate in, or otherwise receive any benefits under, any pension plan sponsored by us during the year ended December 31, 2014.

Nonqualified Deferred Compensation

Our executive officers did not earn any nonqualified deferred compensation from us during the year ended December 31, 2014.

Potential Payments Upon Termination of Employment and in Connection with Change of Control Arrangements.

In March 2015, we entered into termination benefits and change of control agreements with our executive officers that superseded all previous severance and change of control arrangements we had entered into with these officers. Under these agreements, if any executive officer is terminated without cause, such officer would be entitled to receive the following for a period of six months (12 months in the case of our chief executive officer), the Termination Benefits Period, if such officer timely signs and does not revoke a release of claims: (i) continuation of such officer’s base salary at the rate in effect as of the date of termination and (ii) payment of COBRA premiums to continue group health plan benefits for him and his eligible dependents, to the extent authorized by and consistent with applicable law. In the event that there is a change of control and such officer is terminated by us without cause or resigns for good reason within the 12 month period that immediately follows a change of control, then (i) the Termination Benefits Period will change from six months (12 months in the case of our chief executive officer) to 12 months (18 months in the case of our chief executive officer), (ii) all of such officer’s then outstanding unvested equity awards that are issued after March 26, 2015 shall immediately vest and (iii) 50% of such employee’s then outstanding unvested equity awards that are issued prior to March 26, 2015 shall immediately vest. In addition, in the event any of the amounts provided for under this policy or otherwise payable to the officer would constitute a “parachute payment” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the officer.

Employee Benefit Plans

2015 Stock Option and Incentive Plan

In                     2015, our board of directors, upon the recommendation of the compensation committee of the board of directors, adopted our 2015 Stock Option and Incentive Plan, or the 2015 Plan, which was subsequently approved by our stockholders. The 2015 Plan will become effective immediately prior to the closing of this offering. The 2015 Plan will replace the RainDance Technologies, Inc. 2005 Employee, Director and Consultant Stock Plan, or the 2005 Plan, as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. Our 2015 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have initially reserved             shares of our common stock, or the Initial Limit, for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by     % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan and 2005 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan.

Stock options and stock appreciation rights with respect to no more than             shares of stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one individual under the 2015 Plan (other than stock options or stock appreciation units) is             shares of stock or $         in the case of cash-based awards. The maximum aggregate number of shares that may be issued in the form of incentive stock options shall not exceed the Initial Limit cumulatively increased on January 1, 2015 and on each January 1 thereafter by the lesser of the Annual Increase for such year or             shares of common stock.

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion. Our compensation committee may delegate authority to grant certain awards to our chief executive officer.

The 2015 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as we may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only be earned or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is             shares of common stock with respect to a stock-based award and $         with respect to a cash-based award.

The 2015 Plan provides that in the case of, and subject to, the consummation of a “sale event” as defined in the 2015 Plan, all outstanding awards may be assumed, substituted or otherwise continued by the successor entity. To the extent that the successor entity does not assume, substitute or otherwise continue such awards, then (i) all stock options and stock appreciation rights will automatically become fully exercisable and the restrictions and conditions on all other awards with time-based conditions will automatically be deemed waived, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the compensation committee’s discretion and (ii) upon the effectiveness of the sale event, all stock options and stock appreciation rights will automatically terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights prior to the sale event. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. The 2015 Plan provides that in the event of a reorganization, recapitalization, stock dividend, stock split, reverse stock split or other similar change in our capital stock, the compensation committee shall make an appropriate adjustment in the number of shares, the repurchase price and the exercise price, each as may be applicable to an award.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

No awards may be granted under the 2015 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2015 Plan have been made prior to the date hereof.

RainDance Technologies, Inc. 2005 Employee, Director and Consultant Stock Plan

Our 2005 Plan was approved by our board of directors in October 2005 and our stockholders in November 2005 and was most recently amended in February 2014. We have reserved an aggregate of 111,097,201 shares of our common stock for the issuance of options and other equity awards under the 2005 Plan as of December 31, 2014. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Effective upon the closing of this offering, our board of directors has determined not to grant any further awards under our 2005 Plan. The shares we issue under the 2005 Plan are authorized but unissued shares or shares we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) under the 2005 Plan are currently added back to the shares of common stock available for issuance under the 2005 Plan. Upon the closing of this offering, such shares will be added to the shares of common stock available for issuance under the 2015 Plan.

The 2005 Plan is administered by our compensation committee. The board of directors and the compensation committee have the authority to select the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, to provide substitute awards and to determine the specific terms and conditions of each award.

The 2005 Plan permits us to make grants of incentive stock options and non-qualified stock options restricted stock awards and unrestricted stock awards to our officers, employees, directors and consultants.

The 2005 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by our board or directors or our compensation committee but, in the case of incentive stock options, may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the board of directors or the compensation committee.

The 2005 Plan provides that upon the occurrence of a sale event awards may be assumed, substituted for new awards of a successor entity or otherwise continued, or terminated at the effective time of such sale event. We may make or provide for cash payment to holders of options equal to the difference between the per share cash consideration in the sale event and the exercise price to the holders of vested and exercisable options. We may also make or provide for cash payment to holders of restricted stock and restricted stock unit awards in an amount equal to the product of the per share cash consideration and the number of shares subject to each such award.

Our board of directors may amend, suspend or terminate the 2005 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The board of directors may also amend, modify or terminate any outstanding award, provided that no amendment to an award may materially impair any of the rights of a participant under any awards previously granted without his or her written consent.

Employee Share Purchase Plan

In                     , 2015 our board of directors adopted and our stockholders approved the ESPP. The ESPP authorizes the issuance of up to a total of                     shares of common stock to participating employees.

All employees who we have employed for at least 30 days and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the voting power or value of our shares of common stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. The first offering will begin on                     , 2015 and will end on                     , 2015. Subsequent offerings will usually begin on each and will continue for six-month periods, referred to as offering periods. The board of directors may designate a different period for a subsequent offering. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares of common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than                     shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments require the approval of our stockholders.

Senior Executive Cash Incentive Bonus Plan

On March 26, 2015 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan, effective as of the date of this prospectus. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: revenue; expense levels; cash flow (including, but not limited to, operating cash flow and free cash flow); business development and financing milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value added; sales; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; shareholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; sales or market shares and number of customers; and Adjusted EBITDA, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Retirement Plans

We maintain a tax-qualified 401(k) retirement plan for eligible employees in the United States. Under our 401(k) plan, employees may elect to defer up to 100% of their eligible compensation subject to applicable annual limits set pursuant to the Internal Revenue Code of 1986, as amended, or the Code. We may provide a discretionary employee matching contribution under the 401(k) plan. Employees are 100% vested in their contributions to the 401(k) plan and any employer contributions vest over a four-year period. We intend for the 401(k) plan to qualify, depending on the employee’s election, under Section 401(a) of the Code so that contributions by employees, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including termination of employment and change in control arrangements and indemnification arrangements, discussed elsewhere in the sections of this prospectus captioned “Management” and “Executive Compensation” and the registration rights described in the section of this prospectus captioned “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

With respect to the transactions disclosed below, P. Sherrill Neff, the founding partner of Quaker Partners, is a member of our board of directors. William Ericson, a managing partner at Mohr Davidow Ventures, is a member of our board of directors. Jeffrey Samberg, the managing partner of Acadia Woods Partners, LLC, is a member of our board of directors. Michael Hunkapiller, a general partner at Alloy Ventures, is a member of our board of directors.

Convertible Debt Financing

On September 14, 2012, we sold an aggregate principal amount of $5.0 million in convertible notes to certain of our existing investors, including certain holders of more than 5% of our capital stock or entities affiliated with them. We also issued warrants to these investors exercisable for a number of shares of our common stock equal to 20% of the principal amount of the promissory note divided by a per share purchase price of $0.05. In a subsequent closing on December 18, 2012, we sold an additional aggregate principal amount of $4.0 million in convertible notes and issued warrants with proportionate coverage. On April 12, 2013, the convertible notes and accrued interest thereon converted into shares of Series E Convertible Preferred Stock of the Company at a per share purchase price of $0.1810, as more fully described below under “—Series E Financing.” The following table presents the convertible notes and warrants issued to such investors.

Purchasers	Common Stock Warrants	Principal Amount of Notes Purchased at the Initial Closing	Principal Amount of Notes Purchased at the Subsequent Closing
Quaker BioVentures II, L.P.	9,043,400	$1,256,027	$1,004,823
MDV IX, L.P. as nominee for MDV IX, L.P. and MDV ENF IX, L.P.	14,126,016	$1,961,947	$1,569,557
Jeffrey S. Samberg Amended and Restated Revocable Trust (1)	1,000,000	$0	$250,000
Acadia Woods Partners, LLC	6,080,440	$983,394	$536,716
Alloy Ventures 2005, L.P.	4,000,000	$555,556	$444,444

(1)	Aggregate principal amount of these notes was transferred to The Samberg Family 2012 Grantor Trust on December 31, 2012.

Series E Financing

On April 12, 2013, we entered into a Series E Convertible Preferred Stock Purchase Agreement, or the Series E Purchase Agreement, pursuant to which we agreed to sell up to 199,331,533 shares of Series E Convertible Preferred Stock at a purchase price of $0.1810 per share in one or more closings. The first closing occurred on April 12, 2013, at which time we issued 112,325,739 shares of Series E Convertible Preferred Stock for net cash proceeds of approximately $11.0 million and the conversion of approximately $9.3 million in principal amount of convertible notes and accrued interest thereon. The second closing occurred on November 15, 2013, at which time we issued 27,624,309 shares of Series E Convertible Preferred Stock for net cash proceeds of approximately $5.0 million. The third closing occurred on December 30, 2013, at which time we issued 648,579 shares of Series E Convertible Preferred Stock for net cash proceeds of approximately $117,000. The fourth closing occurred on February 3, 2014, at which time we issued 63,535,912 shares of Series E Convertible Preferred Stock for net cash proceeds of approximately $11.5 million. The fifth closing occurred on February 20, 2014, at which time we issued 27,624,309 shares of Series E Convertible Preferred Stock for net cash proceeds of approximately $5.0 million. We believe that the terms obtained and consideration received in connection with the Series E financing are comparable to terms available and the amounts we would have received in an arm’s length transaction.

The table below summarizes purchases of shares of our Series E Convertible Preferred Stock by our directors and holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. Each outstanding share of our Series E Convertible Preferred Stock will be converted into one share of our common stock immediately prior to the closing of this offering.

Purchasers	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price
Quaker BioVentures II, L.P.	34,865,363	$6,310,631
Entities affiliated with Mohr Davidow Ventures (1)	56,252,355	$10,181,676
Acadia Woods Partners, LLC	18,016,189	$3,260,930
Jeffrey S. Samberg Amended and Restated Revocable Trust	4,022,355	$728,046
Alloy Ventures 2005, L.P.	14,794,289	$2,677,766

(1)	Consists of (i) 33,235,938 shares held by MDV IX, L.P. as nominee for MDV IX, L.P. and MDV ENF IX, L.P. and (ii) 23,016,417 shares held by MDV VIII, L.P. as nominee for MDV VIII, L.P., MDV VIII Leaders’ Fund, L.P., and MDV ENF VIII, L.P.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, or each, a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction.

On March 26, 2015, we adopted, effective as of the date of this prospectus, a written related party transactions policy that such transactions must be approved by our audit committee or another independent body of our board of directors.

Other Transactions with Our Executive Officers and Directors and Entities Affiliated with Our Executive Officers and Directors

Change in Control Agreements

We have entered into change in control agreements with executive officers, including S. Roopom Banerjee, Roch Kelly, Darren Link, Alfred Merriweather and Frederick Eibel. See the section of this prospectus captioned “Executive Compensation—Potential Payments Upon Termination of Employment and in Connection with Change of Control Arrangements” for further discussion of these agreements.

Investor Rights Agreement

We have entered into an investor rights agreement with certain of our stockholders, including entities with which certain of our directors are affiliated, and certain other stockholders. The investor rights agreement provides certain holders of our capital stock a right of purchase in respect of certain issuances of our securities, including in connection with this offering, and provides certain registration rights with respect to certain shares of stock held by them. For more information regarding the registration rights granted under this agreement, see the section of this prospectus captioned “Description of Capital Stock—Registration Rights.”

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we have adopted amended and restated by-laws, which will become effective upon the closing of this offering, which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated by-laws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated by-laws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the closing of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated by-laws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of December 31, 2014 to be outstanding and to be beneficially owned by the person holding the option, warrants or other convertible securities for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 588,799,682 shares of our common stock outstanding as of December 31, 2014, which includes 578,934,840 shares of common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock immediately prior to the closing of this offering, as if this conversion had occurred as of December 31, 2014, and that no shares of our common stock are purchased by our directors or executive officers or by the beneficial owners of more than 5% of our capital stock in this offering. Percentage ownership of our common stock after this offering assumes our sale of             shares of common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o RainDance Technologies, Inc., 749 Middlesex Turnpike, Billerica, Massachusetts 01821.

Name of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering
5% or greater stockholders:
Alloy Ventures 2005, L.P. (1)	78,642,544	13.3	—
Quaker BioVentures II, L.P. (2)	110,280,444	18.5	—
Entities affiliated with Mohr Davidow Ventures (3)	207,614,761	34.4	—
Acadia Woods Partners, LLC (4)	47,637,038	8.0	—
NCD Management VII, L.L.C. (5)	35,911,602	6.1	—

Directors and named executive officers
Michael Hunkapiller Ph.D. (1)	78,642,544	13.3	—
P. Sherrill Neff (2)	110,280,444	18.5	—
William Ericson (3)	207,614,761	34.4	—
Jeffrey Samberg (6)	71,463,052	12.0	—
Kathy P. Ordoñez	—	—	—
Martin Coyne	—	—	—
Glenn P. Muir	—	—	—
S. Roopom Banerjee (7)	24,042,968	3.9	—
Alfred Merriweather (8)	2,452,076	*	—
Frederick Eibel	—	—	—
All executive officers and directors as a group (12 persons) (9)	504,586,138	76.3	—

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	Consists of (i) 15,682,172 shares of common stock issuable upon conversion of Series B-1 Preferred Stock, (ii) 20,303,782 shares of common stock issuable upon conversion of Series C Preferred Stock, (iii) 23,202,821 shares of common stock issuable upon conversion of Series D Convertible Preferred Stock, (iv) 14,794,289 shares of common stock issuable upon conversion of Series E Convertible Preferred Stock, (v) 659,480 common stock shares convertible from Series D Preferred Stock that may be acquired pursuant to the exercise of Series D Preferred warrants and (vi) 4,000,000 common stock shares that may be acquired pursuant to the exercise of common stock warrants. All shares and warrants are held of record by Alloy Ventures 2005, L.P. (“Alloy Ventures 2005”). The managing members of Alloy Ventures 2005, LLC, the general partner of Alloy Ventures 2005, are Craig Taylor, Douglas Kelly, Amar Hanati, Michael Hunkapiller, John Shoch and Tony DiBona and may be deemed to share voting and dispositive power over the shares held by Alloy Ventures 2005. The address of Alloy Ventures and the entities affiliated therewith is 400 Hamilton Avenue, Fourth Floor, Palo Alto, CA 94301.
(2)	Consists of (i) 66,371,681 shares of common stock issuable upon conversion of Series D Preferred Stock, (ii) 34,865,363 shares of common stock issuable upon conversion of Series E Convertible Preferred Stock and (iii) 9,043,400 common stock shares that may be acquired pursuant to the exercise of the common stock warrants. All shares and warrants are held of record by Quaker BioVentures II, L.P. (“Quaker”). Quaker BioVentures Capital II, L.P. (“Quaker Capital”) is the general partner of Quaker and Quaker BioVentures Capital II, LLC (“Quaker Capital LLC”) is the general partner of Quaker Capital. Quaker Capital LLC, has voting and dispositive power over the shares held by Quaker, and thus may be deemed to beneficially own these securities. Voting and investment determinations made by Quaker Capital LLC with respect to the shares held by Quaker are made by P. Sherrill Neff, Richard S. Kollender and Adele C. Oliva, each of which are executive managers of Quaker Capital LLC. The address of Quaker and the entities affiliated therewith is Cira Centre, 2929 Arch Street, Philadelphia, PA 19104.
(3)

Consists of (i) 23,523,256 shares of common stock issuable upon conversion of Series B-1 Preferred Stock held of record by MDV VIII, L.P.; (ii) 30,455,674 shares of common stock issuable upon conversion of

Series C Preferred Stock, 10,251,388 shares of common stock issuable upon conversion of Series D Preferred Stock, 23,016,417 shares of common stock issuable upon conversion of Series E Convertible Preferred Stock and 989,261 common stock shares convertible from Series D Preferred Stock that may be acquired pursuant to the exercise of Series D Preferred warrants held of record by MDV VIII, L.P., as nominee for MDV VIII, L.P., MDV VIII Leaders’ Fund, L.P. and MDV ENF VIII, L.P.; (iii) 72,016,811 shares of common stock issuable upon conversion of Series D Preferred Stock, 33,235,938 shares of common stock issuable upon conversion of Series E Convertible Preferred Stock and 14,126,016 common stock shares that may be acquired pursuant to the exercise of common stock warrants held of record by MDV IX, L.P. as nominee for MDV IX, L.P., and MDV ENF IX, L.P. Eighth MDV Partners, L.L.C. (“Eighth MDV”) is the general partner of MDV VIII, L.P. Jonathan D. Fieber and William Ericson are managing members of Eighth MDV, the general partner of MDV VIII, L.P., MDV VIII Leaders’ Fund, L.P. and MDV ENF VIII, L.P. (collectively, the “MDV VIII Funds”). Jonathan D. Fieber, William Ericson and Eighth MDV may be deemed to share voting and dispositive power over the shares held by MDV VIII Funds. Ninth MDV Partners, L.L.C. (“Ninth MDV”) is the general partner of MDV IX, L.P. Jonathan D. Fieber, Nancy J. Schoendorf and William Ericson are managing members of Ninth MDV, the general partner of MDV IX, L.P. and MDV ENF IX, L.P. (collectively, the “MDV IX Funds”). Jonathan D. Fieber, William Ericson and Ninth MDV may be deemed to share voting and dispositive power over the shares held by MDV IX Funds. The address of Eighth MDV, Ninth MDV and the entities affiliated therewith is 3000 Sand Hill Road, Bldg. 3, Suite 290, Menlo Park, CA 94025.
(4)	Consists of (i) 22,901,513 shares of common stock issuable upon conversion of Series D Preferred Stock, (ii) 18,016,189 shares of common stock issuable upon conversion of Series E Convertible Preferred Stock, (iii) 638,896 common stock shares convertible from Series D Preferred Stock that may be acquired pursuant to the exercise of Series D Preferred warrants and (iv) 6,080,440 common stock shares that may be acquired pursuant to the exercise of common stock warrants held of record by Acadia Woods Partners, LLC (“Acadia”). Jeffrey Samberg, as managing member of Acadia, exercises dispositive power over the shares and warrants held by Acadia. The address of Acadia is c/o Acadia Woods Partners LLC, 77 Bedford Rd, Katonah, NY 10536.
(5)	Consists of (i) 17,589,356 shares of common stock issuable upon conversion of Series E Convertible Preferred Stock held of record by Northgate Venture Growth III, L.P. f/k/a NCD Partners VII, L.P. (“NVG III”) and (ii) 18,322,246 shares of common stock issuable upon conversion of Series E Convertible Preferred Stock held of record by NCD SWIB, L.P. (“NCD SWIB”). NCD Management VII, L.L.C. (“NCD Management”) is the sole general partner of NVG III and NCD SWIB. As the sole general partner of NVG III and NCD SWIB, NCD Management may be deemed to share voting and dispositive power over the shares held by NVG III and NCD SWIB. The address of NCD Management and the entities affiliated therewith is 649 San Ramon Boulevard, Danville, CA 94526.
(6)	Consists of (i) the shares described in Note (4) above, (ii) 2,450,338 shares of common stock issuable upon conversion of Series B-1 Preferred Stock and 4,401,796 shares of common stock issuable upon conversion of Series C Preferred Stock held of record by Arthur J. Samberg 2013 RainDance Technologies, Inc. GRAT; and (iii) 2,450,338 shares of common stock issuable upon conversion of Series B-1 Preferred Stock, 5,432,846 Series C Preferred Stock, 4,068,341 shares of Series D Preferred Stock, 4,022,355 shares of Series E Preferred Stock and 1,000,000 common stock shares that may be acquired pursuant to the exercise of common stock warrants held of record by Jeffrey S. Samberg Amended and Restated Revocable Trust. As trustee of the Jeffrey S. Samberg Amended and Restated Revocable Trust (together, the “Samberg Trusts”), Jeffrey Samberg exercises dispositive power over the shares and warrants held by the Samberg Trusts. Jeffrey Samberg is a beneficiary of the Arthur J. Samberg 2013 RainDance Technologies, Inc. GRAT. The address of Acadia and the Samberg Trusts is c/o Acadia Woods Partners LLC, 77 Bedford Rd, Katonah, NY 10536.
(7)	Consists of options to purchase 24,042,968 shares of common stock that are exercisable within 60 days of December 31, 2014, of which 23,219,532 are vested as of December 31, 2014.
(8)	Consists of options to purchase 2,452,076 shares of common stock that are exercisable within 60 days of December 31, 2014, of which 2,125,132 are vested as of December 31, 2014.
(9)	See footnotes 1 through 8 above. Includes 36,537,493 shares of common stock issuable pursuant to the exercise of warrants and 26,495,044 shares issuable upon exercise of stock options that are exercisable within 60 days of December 31, 2014.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the closing of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon the closing of this offering, and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation, amended and restated by-laws and investors’ rights agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of              shares of common stock, $0.01 par value per share, and              shares of undesignated preferred stock, $0.01 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur immediately prior to the closing of this offering, as of              , there were shares of our common stock outstanding, held by              stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of NASDAQ, to issue additional shares of our capital stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. The amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon the completion of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Immediately prior to the closing of this offering, all currently outstanding shares of preferred stock will convert into shares of our common stock, and there will be no shares of preferred stock outstanding.

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until such time as our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Warrants

In connection with the closing of the sale and issuance of our Series D Convertible Preferred Stock in January 2011, certain purchasers’ existing warrants were amended to allow for the purchase of up to an aggregate of 2,502,741 shares of Series D Convertible Preferred Stock. The warrants may be exercised at the option of the holder either by delivery of the exercise price in cash or by a cashless exercise. The warrants will expire upon the closing of this offering pursuant to the terms therein if not exercised by the holders.

In connection with the closings of the sale and issuance of our convertible notes in September 2012 and December 2012, the balance of which notes have since been converted into shares of our Series E Convertible Preferred Stock, we issued to our purchasers warrants to purchase up to an aggregate of 36,000,000 shares of our common stock. The warrants may be exercised at the option of the holder either by delivery of the exercise price in cash or by a cashless exercise. These warrants will automatically be deemed to be exercised in full upon the closing of this offering pursuant to the terms therein.

In connection with our loan and security agreement with Triplepoint Capital LLC in December 2011, the balance of which has been repaid in full, we issued to Triplepoint a warrant exercisable for up to 3,871,681 shares of our Series D Convertible Preferred Stock. The warrant may be exercised at the option of the holder either by delivery of the exercise price in cash or by a cashless exercise. The warrant will become a warrant for the purchase of 3,871,681 shares of our common stock upon the closing of this offering pursuant to the terms therein.

Registration Rights

The holders of an aggregate          shares of our common stock issued or issuable upon conversion of preferred stock and warrants are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to a registration rights agreement by and among us and certain of our stockholders. We refer to these shares collectively as “registrable securities.”

The registration of registrable securities as a result of the following rights being exercised would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Ordinarily, we will be required to pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

Demand Registration Rights

If at any time after six months following the effective date of this offering the holders of at least 30% of the registrable securities then outstanding request in writing that we effect a registration, we may be required to register the offer and sale of their shares anticipated to have an aggregate sale price, net of underwriting discounts and commissions, if any, of not less than $10 million. At most, we are obligated to effect two registrations for the holders of registrable securities in response to these demand registration rights. Depending on certain conditions, however, we may defer such registration for up to 90 days. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register the offer and sale of any shares of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. These piggyback registration rights are subject to specific conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specific circumstances. We have the right to terminate or withdraw any registration initiated by us prior to the effectiveness of such registration whether or not the holders of registrable securities have elected to include their shares in the registration.

Form S-3 Registration Rights

If at any time we become entitled under the Securities Act to register our shares on Form S-3 and the holders of the registrable securities then outstanding request in writing that we register their shares for public resale on Form S-3 with an aggregate price to the public of the shares to be registered, net of underwriting discounts and commissions, of at least $3 million, we will be required to effect such registration; provided, however, that if our board of directors determines, in good faith, that such registration would be materially detrimental to us and our stockholders at such time, we may defer the registration for up to 90 days. We are only obligated to effect up to two registrations on Form S-3 within any twelve month period.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the closing of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated by-laws to become effective upon the closing of this offering will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, if so elected, the Chief Executive Officer or the President;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes—Class I, Class II, and Class III—with each class serving staggered terms; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated by-laws to become effective upon the closing of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation to become effective upon the closing of this offering requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have applied for the listing of our common stock on NASDAQ under the symbol “RAIN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of             , we will have a total of              shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our amended and restated certificate of incorporation and amended and restated by-laws described above under the section of this prospectus captioned “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of , shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 90 days after the date of this prospectus, additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth below under “Lock-up Agreements,” of which shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•	beginning 181 days after the date of this prospectus, additional shares of common stock will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its discretion, and with our consent, release any of the securities subject to these lock-up agreements at any time. These agreements, and the exceptions thereto, are described in the section of this prospectus captioned “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Warrants

Upon completion of this offering, warrants entitling holders to purchase an aggregate of              shares of our common stock at a weighted-average exercise price of $          per share, after conversion of the Series D Convertible Preferred Stock, will remain outstanding. See the section of this prospectus captioned “Description of Capital Stock—Warrants” for additional information. Such shares issued upon exercise of the warrants may be able to be sold after the expiration of the lock-up period described above subject the requirements of Rule 144 described above.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of              shares of our common stock (including the shares underlying the warrants described above under “Warrants”) will be entitled to various rights with respect to the registration of the offer and sale of these shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the applicable registration statement, except for shares purchased by affiliates. See the section of this prospectus captioned “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement on Form S-8

As of                     , 2014, options to purchase a total of              shares of common stock pursuant to our 2005 Plan were outstanding, of which options to purchase              shares were exercisable, and no options were outstanding or exercisable under our 2015 Plan. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the closing of this offering to register shares that may be issued pursuant to our 2005 Plan, 2015 Plan and 2015 ESPP. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section of this prospectus captioned “Executive Compensation—Employee Benefits Plans” for a description of our equity incentive plans.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation or any other organization taxable as a corporation for U.S. federal income tax purposes or;

•	a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are past-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated hereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that have a functional currency other than the U.S. dollar;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale, exchange or other disposition of our common stock.” Any such distributions will also be subject to the discussion below under the section titled “Withholding and Information Reporting Requirements—FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses); or

•	we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and Information Reporting Requirements—FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2016. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Cowen and Company, LLC and Evercore Group L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cowen and Company, LLC
Evercore Group L.L.C..

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $ and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to our common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock; it also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Collectively, such securities are referred to as “Lock-up Securities.”

The restrictions described above do not apply to:

•	the sale of shares of our common stock to the underwriters in this offering;

•	the issuance by us of shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus and as described in this prospectus; provided that, prior to the issuance of any such shares of common stock within the restricted period, we cause each recipient of such shares to sign and deliver a lock-up letter substantially to the effect of the restrictions described in this section (unless such recipient has previously executed and delivered a lock-up letter in such form);

•	the issuance by us of shares of our common stock pursuant to our existing employee benefit plan described in this prospectus; provided that, prior to the issuance of any shares or other securities where such shares or other securities vest within the restricted period, we cause each recipient of such shares or other securities to sign and deliver a lock-up letter substantially to the effect of the restrictions described in this section;

•	the issuance by us of shares of our common stock pursuant to any non-employee director stock plan or dividend reinvestment plan described in this prospectus; provided that, prior to the issuance of any such shares of common stock where the shares of common stock vest within the restricted period, we cause each recipient of such shares or other securities to sign and deliver a lock-up letter substantially to the effect of the restrictions described in this section;

•	transfers by a director, officer or stockholder of any Lock-up Securities (i) as a bona fide gift or gifts or (ii) to any trust for the direct or indirect benefit of such director, officer or stockholder and/or their immediate family, provided that in the case of any such transfer, (a) each donee, trustee, distributee, or transferee shall sign and deliver a lock-up letter substantially to the effect of the restrictions described in this section, (b) it does not involve a disposition for value, (c) no filing under Section 16 of the Exchange Act shall be required or voluntarily made during the restricted period and (d) no other public filing or report regarding such transfers is otherwise voluntarily effected;

•	distributions by a stockholder of any Lock-up Securities (i) to partners, stockholders, or members of the stockholder (ii) to any stockholder’s affiliates or to any investment fund or other entity controlled or managed by (or under common control of management with) the stockholder, or (iii) if the stockholder is a trust, to a beneficiary of the trust or to the estate of a beneficiary of such trust, provided that in the case of any such distribution, (a) each donee, trustee, distributee, or transferee shall sign and deliver a lock-up letter substantially to the effect of the restrictions described in this section, (b) it does not involve a disposition for value and (c) no filing under Section 16 of the Exchange Act shall be required or voluntarily made during the restricted period and (d) no other public filing or report regarding such transfers is otherwise voluntarily effected;

•	transfers of Common Stock solely to satisfy the exercise price of any equity awards pursuant to net issuance thereof, or to satisfy the partial or full settlement of any withholding tax obligations;

•	transfer of Common Stock solely to satisfy the exercise price of any warrants pursuant to net exercise provisions thereof

•	transactions by a director, officer or stockholder relating to shares of our common stock acquired in open market transactions after the completion of this offering; provided that no filing under Section 16 of the Exchange Act shall be required or voluntarily made in connection with subsequent dispositions of our common stock acquired in such open market transactions during the restricted period and no other public filing or report regarding such transfers is otherwise voluntarily effected;

•	sales plan pursuant to Rule 10b5-1 under the Exchange Act; or

•	transactions in connection with a merger or sale of the Company involving a change in control of the Company.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

NASDAQ Global Market Listing

We expect the shares to be approved for listing on NASDAQ, subject to notice of issuance, under the symbol “RAIN.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive:

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by McDermott Will & Emery LLP, New York, New York.

EXPERTS

The consolidated financial statements of RainDance Technologies, Inc. at December 31, 2012, 2013 and 2014, and for each of the three years in the period ended December 31, 2014, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.raindancetech.com. Upon the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

RAINDANCE TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

RainDance Technologies, Inc.

We have audited the accompanying consolidated balance sheets of RainDance Technologies, Inc. (the “Company”) as of December 31, 2012, 2013 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and convertible preferred stock, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RainDance Technologies, Inc. as of December 31, 2012, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

February 27, 2015

RAINDANCE TECHNOLOGIES, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,			Pro Forma December 31, 2014
	2012	2013	2014
				(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,474	$20,904	$33,551	$33,551
Accounts receivable, net	2,297	3,374	3,161	3,161
Inventories	1,796	3,093	5,961	5,961
Prepaid expenses and other current assets	259	293	2,282	2,282

Total current assets	9,826	27,664	44,955	44,955
Property and equipment, net	751	1,482	1,991	1,991
Intangible assets	426	658	2,243	2,243
Other assets	9	393	835	835
Restricted cash	296	150	150	150

Total assets	$11,308	$30,347	$50,174	$50,174

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$1,010	$714	$2,870	$2,870
Accrued expenses	3,331	3,878	4,078	4,078
Current portion of notes payable	4,225	—	—	—
Current portion of lease incentive obligation	—	33	33	33
Deferred revenue	520	2,632	9,847	9,847

Total current liabilities	9,086	7,257	16,828	16,828
Long-term liabilities:
Convertible debt	7,015	—	—	—
Long-term portion of notes payable	4,802	20,061	20,705	20,705
Long-term portion of lease incentive obligation	—	78	46	46
Deferred revenue	—	1,510	2,436	2,436
Other liabilities	—	157	141	141
Convertible preferred stock warrant liability	416	644	569	—

Total liabilities	21,319	29,707	40,725	40,156
Commitments and contingencies (Note 10)
Convertible preferred stock:
Series B-1 convertible preferred stock, $0.01 par value; authorized—25,715,612 shares; issued and outstanding—25,715,612 as of December 31, 2012, 2013 and 2014 and no shares issued and outstanding pro forma (unaudited); aggregate liquidation preference of $28,155 as of December 31, 2014 and none pro forma (unaudited)	27,998	27,998	27,998	—
Series C convertible preferred stock, $0.01 par value; authorized—84,779,298 shares; issued, and outstanding—84,779,298 as of December 31, 2012, 2013 and 2014 and no shares issued and outstanding pro forma (unaudited); aggregate liquidation preference $14,446 as of December 31, 2014 and none pro forma (unaudited)	14,231	14,231	14,231	—
Series D convertible preferred stock, $0.01 par value; authorized—213,579,689 shares; issued and outstanding—207,205,267 as of December 31, 2012, 2013 and 2014 and no shares issued and outstanding pro forma (unaudited); aggregate liquidation preference of $37,463 as of December 31, 2014 and none pro forma (unaudited)	37,281	37,281	37,281	—
Series E convertible preferred stock, $0.01 par value; authorized—231,758,848 shares; issued and outstanding—0, 140,598,627 and 231,758,848 as of December 31, 2012, 2013 and 2014, respectively, and no shares issued and outstanding pro forma (unaudited); aggregate liquidation preference of $41,948 as of December 31, 2014, and none pro forma (unaudited)	—	25,237	41,673	—
Stockholders’ deficit:
Common stock, $0.01 par value; authorized—740,000,000 shares; issued and outstanding—4,021,088, 4,138,783, and 9,864,842 shares at December 31, 2012, 2013 and 2014 respectively, and 588,799,682 shares issued and outstanding pro forma (unaudited)	40	41	98	5,887
Additional paid-in capital	20,223	19,973	21,145	136,918
Accumulated deficit	(109,775)	(124,109)	(132,958)	(132,768)
Accumulated other comprehensive loss	(9)	(12)	(19)	(19)

Total stockholders’ (deficit) equity	(89,521)	(104,107)	(111,734)	10,018

Total liabilities, convertible preferred stock, and stockholders’ (deficit)	$11,308	$30,347	$50,174	$50,174

See accompanying notes to consolidated financial statements.

RAINDANCE TECHNOLOGIES, INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year Ended December 31,
	2012	2013	2014
Revenue:
Total revenue	$8,599	$17,174	$30,551
Cost of sales	5,059	8,395	12,840

Gross profit	3,540	8,779	17,711

Operating expenses:
Research and development	10,644	8,512	8,455
Sales and marketing	6,392	5,786	7,785
General and administrative	4,774	5,493	7,600

Total operating expenses	21,810	19,791	23,840

Loss from operations	(18,270)	(11,012)	(6,129)
Other income (expense):
Interest income	8	9	10
Interest expense	(1,999)	(2,990)	(2,808)
Other income (expense)	111	(341)	78

Other (expense), net	(1,880)	(3,322)	(2,720)

Net loss	$(20,150)	$(14,334)	$(8,849)

Comprehensive loss:
Net loss	$(20,150)	$(14,334)	$(8,849)
Cumulative translation adjustment	(18)	(3)	(7)

Comprehensive loss	$(20,168)	$(14,337)	$(8,856)

Net loss attributable to common stockholders—basic and diluted	$(20,150)	$(14,334)	$(8,849)

Net loss per share attributable to common stockholders—basic and diluted	$(5.05)	$(3.53)	$(1.21)
Weighted-average number of common shares used in net loss per share attributable to common stockholders—basic and diluted	3,988,087	4,063,995	7,340,406
Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)			$(0.02)
Weighted-average number of common shares used in pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)			576,496,997

See accompanying notes to consolidated financial statements.

RAINDANCE TECHNOLOGIES, INC.

Consolidated Statements of Changes in Stockholders’ Deficit and Convertible Preferred Stock

(In thousands, except share and per share data)

	Series B-1 Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2011	25,715,612	$27,998	84,779,298	$14,231	207,205,267	$37,281	—	$—	3,975,190	$39	$16,935	$(89,625)	$9	$(72,642)
Issuance of common stock pursuant to exercise of stock options	—	—	—	—	—	—	—	—	45,898	1	4	—	—	5
Stock-based compensation related to issuance of options to employees	—	—	—	—	—	—	—	—	—	—	649	—	—	649
Stock-based compensation related to issuance of options to consultants	—	—	—	—	—	—	—	—	—	—	39	—	—	39
Beneficial conversion feature on convertible preferred stock promissory notes	—	—	—	—	—	—	—	—	—	—	1,298	—	—	1,298
Relative fair value of common stock warrants in connection with the issuance of convertible debt	—	—	—	—	—	—	—	—	—	—	1,298	—	—	1,298
Net loss	—	—	—	—	—	—	—	—	—	—	—	(20,150)		(20,150)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(18)	(18)

Balance at December 31, 2012	25,715,612	27,998	84,779,298	14,231	207,205,267	37,281	—	—	4,021,088	40	20,223	(109,775)	(9)	(89,521)

	Series B-1 Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock pursuant to exercise of stock options	—	—	—	—	—	—	—	—	117,695	1	9	—	—	10
Issuance of Series E preferred stock on various dates, net of issuance costs of $211	—	—	—	—	—	—	89,046,367	15,906	—	—	—	—	—	—
Conversion of convertible debt and accrued interest to Series E convertible preferred stock, including repurchase of beneficial conversion feature	—	—	—	—	—	—	51,552,260	9,331	—	—	(864)	—	—	(864)
Stock-based compensation related to issuance of options to employees	—	—	—	—	—	—	—	—	—	—	602	—	—	602
Stock-based compensation related to issuance of options to consultants	—	—	—	—	—	—	—	—	—	—	3	—	—	3
Net loss	—	—	—	—	—	—	—	—	—	—	—	(14,334)	—	(14,334)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)

Balance at December 31, 2013	25,715,612	27,998	84,779,298	14,231	207,205,267	37,281	140,598,627	25,237	4,138,783	41	19,973	(124,109)	(12)	(104,107)

Issuance of Series E preferred stock on various dates net of issuance costs of $64 (unaudited)	—	—	—	—	—	—	91,160,221	16,436	—	—	—	—	—	—
Stock-based compensation related to issuance of options to employees	—	—	—	—	—	—	—	—	—	—	939	—	—	939
Exercise of stock options	—	—	—	—	—	—	—	—	5,726,059	57	233	—	—	290
Net loss	—	—	—	—	—	—	—	—	—	—	—	(8,849)	—	(8,849)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(7)	(7)

Balance at December 31, 2014	25,715,612	27,998	84,779,298	14,231	207,205,267	37,281	231,758,848	41,673	9,864,842	98	21,145	(132,958)	(19)	(111,734)

Reclassification of warrants to equity (unaudited)	—	—	—	—	—	—	—	—	—	—	379	190	—	569
Conversion of convertible preferred stock into common stock (unaudited)	(25,715,612)	(27,998)	(84,779,298)	(14,231)	(207,205,267)	(37,281)	(231,758,848)	(41,673)	578,934,840	5,789	115,394	—	—	121,183

Pro forma balance at December 31, 2014 (unaudited)	—	$—	—	$—	—	$—	—	$—	588,799,682	$5,887	$136,918	$(132,768)	$(19)	$10,018

See accompanying notes to consolidated financial statements.

RAINDANCE TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2012	2013	2014
Operating activities
Net loss	$(20,150)	$(14,334)	$(8,849)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	(68)	228	(75)
Depreciation and amortization	751	737	993
Non-cash interest expense	763	1,629	742
Loss on extinguishment of debt	—	60	—
Gain on loan forgiveness	(37)	—	—
Gain on cumulative translation adjustment for subsidiary liquidation	(2)	—	—
Stock-based compensation	688	605	939
Writedown of inventories to net realizable value	145	40	95
Changes in operating assets and liabilities:
Accounts receivable	(24)	(1,077)	213
Inventories	(351)	(1,337)	(2,963)
Prepaid expenses and other current assets	70	(84)	(1,989)
Other assets	(91)	(347)	(540)
Accounts payable	(89)	(296)	2,156
Accrued expenses and other liabilities	390	778	191
Deferred revenue	65	3,622	8,141
Lease incentive obligation	(96)	111	(32)

Net cash used in operating activities	(18,036)	(9,665)	(978)
Investing activities
Purchases of property and equipment	(323)	(1,325)	(1,136)
Restricted cash related to standby letter of credit	—	146	—
Purchases of Intangible Assets	—	—	(1,950)

Net cash used in investing activities	(323)	(1,179)	(3,086)
Financing activities
Payments on capital lease	(32)	—	—
Payments on notes payable	(847)	(9,153)	—
Proceeds from convertible debt, net of issuance costs	8,949	—	—
Proceeds from notes payable, net of issuance costs	5,000	19,516	—
Proceeds from Series E convertible preferred stock, net of issuance costs	—	15,906	16,436
Proceeds from stock option exercises and issuance of common stock	4	10	290

Net cash provided by (used in) financing activities	13,074	26,279	16,726
Effect of exchange rate changes on cash	(10)	(5)	(15)

Net (decrease) increase in cash and cash equivalents	(5,295)	15,430	12,647
Cash and cash equivalents at beginning of period	10,769	5,474	20,904

Cash and cash equivalents at end of period	$5,474	$20,904	$33,551
Supplemental cash flow information

Cash paid for interest	$755	$1,764	$2,066

Supplemental disclosure of non-cash financing activities
Non-cash investing and financing activities
Discount on notes payable due to issuance of convertible preferred stock warrants	$64	$—	$—

Discount on convertible debt due to the beneficial conversion feature	$1,298	$—	$—

Discount on convertible debt due to issuance of common stock warrants	$1,298	$—	$—

Conversion of convertible debt and accrued interest to Series E convertible preferred stock	$—	$9,331	$—

Paid-in-kind interest due under notes payable	$—	$153	$618

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Operations

The Company

RainDance Technologies, Inc. (the “Company”) is a life sciences company that was incorporated in the state of Delaware on August 20, 2004 and has a principal place of business in Billerica, Massachusetts. In December 2008, the Company formed its wholly owned subsidiary, RainDance Technologies France SARL, in Strasbourg, France, to conduct certain research and development activities. In October 2012, RainDance Technologies France SARL was liquidated in accordance with French law. In January 2009, the Company formed its wholly owned subsidiary, RainDance Technologies Limited, in Manchester, United Kingdom, to conduct sales, marketing, and customer support activities. The Company develops, manufactures and sells proprietary systems, consumables and assays that enable ultra-sensitive detection and analysis of complex genetic diseases in tissue and “liquid biopsies” in life science and translational research settings.

The Company is subject to a number of risks similar to other companies in the life sciences industry, including, but not limited to, raising additional capital, development by its competitors of new technological innovations, market acceptance of the Company’s products, and protection of proprietary technology.

Liquidity

As shown in the accompanying consolidated financial statements, at December 31, 2012, 2013 and December 31, 2014, the Company had an accumulated deficit of $109,775,000, $124,109,000 and $132,958,000, respectively, and had negative cash flows from operations of $18,036,000, $9,665,000 and $978,000 in 2012, 2013 and 2014, respectively. Through December 31, 2014, the Company had funded its operations primarily through private placements of its convertible preferred stock, debt financings, and the sale of its products. Based on its current operating plan, the Company believes that its existing cash resources will be sufficient to meet its projected operating requirements through at least the end of 2015.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates, which include, but are not limited to, estimates related to accruals, stock-based compensation expense, warrants to purchase redeemable securities, and reported amounts of revenues and expenses during the reported period. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

The Company utilizes significant estimates and assumptions in determining the fair value of its common stock (“Common Stock”). The Company utilized various valuation methodologies in accordance with the framework of the 2004 and 2013 American Institute of Certified Public Accountants Technical Practice Aids, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its Common Stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions affecting the life sciences industry sector, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of securities senior to the Company’s Common Stock at the time and the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company. Significant changes to the key assumptions used in the valuations could result in different fair values of Common Stock at each valuation date and materially affect the financial statements.

Unaudited Pro Forma Presentation

On May 8, 2014, the Company’s board of directors authorized the Company to file a registration statement with the Securities and Exchange Commission (“SEC”) permitting the Company to sell shares of its Common Stock to the public. Upon the closing of a qualified initial public offering, which is a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, covering the offer and sale of the Company’s Common Stock where the offering price per share is not less than $0.543, and where the aggregate gross proceeds to the Company are at least $30,000,000 (“IPO”), or otherwise upon the election of the holders of the specified percentage of Preferred Stock, all of the Company’s outstanding convertible preferred stock will automatically convert into Common Stock and the outstanding liability classified warrants to purchase convertible preferred stock will convert into warrants to purchase Common Stock and will meet the GAAP criteria for equity classification, with the exception of the Company’s outstanding liability classified warrants that terminate upon a deemed liquidation event or an IPO. The terminated liability classified warrants will be credited to accumulated deficit in the pro forma financial statement presentation. The unaudited pro forma balance sheet and statement of changes in stockholders’ deficit and convertible preferred stock as of December 31, 2014 included in the financial statement presentation reflect the assumed conversion of all of the outstanding shares of the Series B-1 Convertible Preferred Stock (“Series B-1 Preferred Stock”), the Series C Convertible Preferred Stock (“Series C Preferred Stock”), the Series D Convertible Preferred Stock (“Series D Preferred Stock”), and the Series E Convertible Preferred Stock (“Series E Preferred Stock”) (collectively the “Preferred Stock”) into shares of Common Stock and the assumed reclassification of the Company’s outstanding liability-classified warrants to purchase redeemable securities to equity upon the completion of this proposed offering.

Unaudited pro forma net loss per share attributable to common stockholders is computed using the weighted-average number of common shares outstanding after giving effect to the conversion of all the outstanding Preferred Stock into shares of Common Stock as if such conversion had occurred at the beginning of the period presented, or the date of original issuance, if later. As the years ended December 31, 2012, 2013 and 2014 resulted in net losses, there is no income allocation required under the two-class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share attributable to common stockholders.

As noted above, the unaudited pro forma information reflects the automatic conversion, at the closing of an IPO of the Company’s Common Stock, of all outstanding shares of Preferred Stock into shares of Common Stock at the current conversion rate.

Principles of Consolidation

The consolidated financial statements include the accounts of RainDance Technologies, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company and the Company’s chief operating decision maker view the Company’s operations and manage its business in one operating segment, which is the business of providing microdroplet-based solutions that accelerate human health and disease research.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less from the purchase date to be cash equivalents. At December 31, 2012, 2013 and 2014, the Company’s cash equivalents consisted of money market accounts.

Concentrations of Credit Risk and Off-balance Sheet Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are deposited at one financial institution that management believes is creditworthy. The Company has not experienced any credit losses in such accounts and does not believe it is exposed to any significant credit risk on these funds. The Company has no financial instruments with off-balance sheet risk of loss.

Deferred Initial Public Offering Costs

Deferred public offering costs, which primarily consist of direct, incremental legal, accounting and printing fees relating to the IPO, are capitalized within prepaid expenses and other current assets. The deferred issuance costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. The Company has incurred deferred IPO costs as of December 31, 2012, 2013 and 2014 of $0, $0 and $1,684,000, respectively.

Inventories

Inventories are stated at the lower of cost or market, and are valued on a first-in, first-out basis. Inventory is reviewed periodically for slow-moving or obsolete issues based on sales activity, both projected and historical, and other factors.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. FASB ASC Topic 820, Fair Value Measurement and Disclosures, established a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the financial instrument and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported or disclosed fair value of the financial instruments and is not a measure of the investment credit quality. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Financial instruments measured at fair value on a recurring basis include cash equivalents and warrants to purchase redeemable securities.

An entity may elect to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in net loss. The Company did not elect to measure any additional financial instruments or other items at fair value. The Company is also required to disclose the fair value of financial instruments not carried at fair value. The carrying value of the Company’s long-term debt approximates fair value because the Company’s interest rate yield is near current market rates.

Except for the valuation methodology utilized to value the warrants to purchase redeemable securities, there have been no changes to the valuation methods utilized by the Company during the years ended December 31, 2012, 2013 and 2014.

The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2012, 2013 and 2014.

The following tables present the assets recorded at fair value in accordance with the hierarchy defined above (in thousands):

	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2012
Money market funds	$2,300	$2,300	$—	$—

Total	$2,300	$2,300	$—	$—

December 31, 2013
Money market funds	$2,160	$2,160	$—	$—

Total	$2,160	$2,160	$—	$—

December 31, 2014
Money market funds	$2,164	$2,164	$—	$—

Total	$2,164	$2,164	$—	$—

The following tables present the liabilities recorded at fair value in accordance with the hierarchy defined above (in thousands):

	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2012
Warrants	$416	$—	$—	$416

Total	$416	$—	$—	$416

December 31, 2013
Warrants	$644	$—	$—	$644

Total	$644	$—	$—	$644

December 31, 2014
Warrants	$569	$—	$—	$569

Total	$569	$—	$—	$569

These warrants are considered Level 3 liabilities because their fair value measurements are based, in part, on significant inputs not observed in the market and reflect the Company’s assumptions as to the expected volatility of the Company’s Preferred Stock. The Company determined the fair value of the warrants based on input from management and the Board of Directors, which utilized a valuation of the Company’s enterprise value, determined utilizing an analytical valuation model. Any reasonable changes in the assumptions used in the valuation could materially affect the financial results of the Company.

The following table sets forth a summary of changes in the fair value of the Company’s warrants, which represents a recurring fair value measurement that is classified within Level 3 of the fair value hierarchy wherein fair value is estimated using significant unobservable inputs (in thousands):

	December 31,
	2012	2013	2014
Beginning balance	$420	$416	$644
Warrants issued	64	—	—
Change in fair value	(68)	228	(75)

Ending balance	$416	$644	$569

Property and Equipment

Property and equipment are stated at cost; less accumulated depreciated. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or useful life. Repairs and maintenance costs are expensed as incurred, whereas major improvements that extend the useful life of the asset are capitalized as additions to property and equipment. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Asset	Estimated Useful Life
Laboratory equipment	2-5 years
Demonstration equipment	2 years
Computer hardware and software	3 years
Office equipment and furniture	5 years

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value. The Company has not recognized any impairment losses through December 31, 2014.

Intangible Assets

Intangible assets consist of licenses and patent rights to develop and commercialize certain technology. Intangible assets are amortized on a straight line basis over their useful lives and the amortization expense is recorded within cost of sales in the consolidated statements of operations. Intangible assets and their related useful lives are reviewed at least annually to determine if any adverse conditions exist that would indicate the carrying value of these assets may not be recoverable. More frequent impairment assessments are conducted if certain conditions exist, including a change in the competitive landscape, any internal decisions to pursue new or different technology strategies, a loss of a significant customer, or a significant change in the marketplace. If impairment indicators are present, the Company determines whether the underlying intangible asset is recoverable through estimated future undiscounted cash flows. If the asset is not found to be recoverable, it is written down to the estimated fair value of the asset based on the sum of the future discounted cash flows expected to result from the use and disposition of the asset. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. The Company continues to believe that its intangible assets are recoverable at December 31, 2014.

Revenue Recognition

The Company recognizes revenue from product sales and collaborations with commercial and governmental entities as well as academic institutions. Product sales consist of revenue generated from the sales of the Company’s digital droplet technology platform, including systems and consumables. Collaborations consist of research and development contracts with commercial entities and research partners. The Company recognizes revenue in accordance with FASB ASC Topic 605, Revenue Recognition (“ASC 605”). Accordingly, revenue is recognized for each unit of accounting when all of the following criteria are met:

•	persuasive evidence of an arrangement exists

•	delivery has occurred or services have been rendered

•	the fee is fixed or determinable

•	collectability is reasonably assured

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current liability. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a non-current liability.

The Company accounts for multiple-element arrangements in accordance with Accounting Standards Codification (ASC) 605-25, Revenue Recognition—Multiple Element Arrangements. The Company records revenue as separate units of accounting if the delivered items in the arrangement have value to the customer on a stand-alone basis. In accordance with ASC 605-25, the total consideration in the arrangement is allocated to each standalone element using the relative selling price method. The relative selling price for each element is based on vendor-specific objective evidence (VSOE) of fair value or third-party evidence (TPE), when available or on best estimated selling price (BESP) when VSOE or TPE are not available. When the Company cannot determine VSOE or TPE, as is the case for the majority of the Company’s products and services, they use BESP in the allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would typically transact a stand-alone sale of the product or service. BESP is determined by considering a number of factors including pricing policies, internal costs and gross margin objectives, class of customer, method of distribution, information gathered from experience in customer negotiations, market research and information, recent technological trends, competitive landscape and geographies.

The Company’s system operates without any custom configuration, and installation is standard for each piece of equipment. Consumable products are sold with the system or subsequent to the system’s sale, and are accounted for as separate transactions. Standard terms of product sales are free on board shipping point, and do not contain contractual rights of return. For product sales that included customer-specific acceptance criteria, including performance milestones, revenue is deferred until the acceptance criteria have been met.

Service and other revenues, which are included in total revenue relates to service contracts, commercial collaborations and upfront fees associated with exclusive rights to proprietary technology and performance under an ongoing supply arrangement, are recognized on a straight-line basis over the estimated period of performance. The amount of service and other revenue recognized on a straight-line basis for the years ended December 31, 2012, 2013 and 2014 is $327,000, $540,000 and $1,648,000, respectively. The amount of collaboration revenue recognized on a straight-line basis for the years end December 31, 2012, 2013 and 2014 is $84,000, $0 and $0, respectively, and is limited to the contractual amount due from the customer as of the end of the reporting period. Costs associated with collaboration revenue are included in research and development expenses within the consolidated statements of operations and comprehensive loss.

Accounts Receivable and Allowances

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. At December 31, 2012, 2013 and 2014, there was allowance for doubtful accounts of $0, $39,000 and $125,000, respectively.

Allowance for doubtful accounts activity for the years ended December 31, 2012, 2013 and 2014 are as follows (in thousands):

	Balance Beginning of Period	Charged to General & Administrative	Writeoffs & Payments	Balance End of Period
December 31, 2012	$0	$0	$0	$0
December 31, 2013	$0	$39	$0	$39
December 31, 2014	$39	$86	$0	$125

Shipping and Handling Costs

Amounts billed to customers for shipping and handling are included in product sales, and costs incurred related to shipping and handling is included in cost of sales.

Cost of Sales

Cost of sales primarily consists of purchased components, production materials, direct labor, and manufacturing overhead consisting primarily of depreciation of machinery and equipment, rent, and utilities related to the Company’s manufacturing facility, amortization of intangible assets and indirect labor.

Warranty

The Company evaluates obligations related to product warranties quarterly. A standard one-year warranty from the date of shipment is provided on systems, and a standard six-month warranty from the date of shipment is provided on consumables. Warranty charges consist of costs to service the warranty, including labor to repair the system and replacement parts for defective items, as well as other costs incidental to the repairs such as shipping costs. Using historical data and prospective estimates, the Company estimates average warranty cost per unit, and records the provision for such charges as an element of cost of goods sold upon recognition of the related revenue. The overall warranty accrual balance is analyzed as of the balance sheet date using the remaining warranty periods outstanding on products under warranty, and any resulting changes in estimates are recorded as an adjustment to cost of sales. If circumstances change, or if a significant change in warranty-related incidents occurs, the impact of the change in the warranty accrual could be material. The accrued warranty liability is included on the consolidated balance sheets as a component of accrued expenses.

Research and Development Costs

Research and development expenses include costs directly attributable to the conduct of research and development programs primarily related to the development of the Company’s microdroplet-based solutions. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on research equipment, services provided by outside contractors, and the allocable portions of facility costs, such as rent, utilities, repairs and maintenance, depreciation, and general support services. All costs incurred in the research and development of the Company’s products are expensed as incurred.

Accounting for Stock-Based Compensation

The Company has applied the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification or ASC, Topic 718, Compensation—Stock Compensation, or ASC 718, to account for stock-based compensation for employees. ASC 718 applies to any awards granted, modified, repurchased, or canceled after December 31, 2005, and requires the measurement and recognition of costs for all stock-based awards made to employees and directors, including stock options, stock appreciation rights, stock units, and discounted employee stock purchases. The Company recognizes compensation costs related to employees based on the estimated fair value of the awards on the date of grant and over the requisite service periods, using the straight-line method. The options vest periodically over various schedules and all options expire no later than ten years after the date of grant.

The Company has applied the fair value recognition provisions of ASC 718 and ASC 505, Equity, to account for stock-based compensation for non-employees. Stock-based compensation related to non-employee awards is re-measured at each reporting period until the awards are vested and is estimated using an expected term equal to the remaining contractual term of the award. Compensation expense is recognized for the fair value of the consideration received, or the equity instruments issued, whichever is more reliably measurable. The Company records compensation expense for non-employee awards with graded vesting using the accelerated expense attribution method.

The Company estimates the fair value of its stock-based awards to employees and non-employees using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including: (1) the expected volatility of the Company’s stock, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends. Due to the lack of a public market for the trading of the Company’s common stock and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of comparable companies that are publicly traded. For these analyses, the Company selected representative companies from the life sciences industry with characteristics similar to its own, including enterprise value, risk profiles, position within the industry and historical share price information, sufficient to meet the expected life of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of its stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The Company utilizes a dividend yield of zero based on the fact that the Company has never declared cash dividends and have no current intention of paying cash dividends over the expected term of the option. As the Company does not have sufficient historical stock option activity data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees, the Company has estimated the expected life of its employee stock options using the “simplified” method, whereby the expected life equals the average of the vesting term and the original contractual term of the option. For non-employee options, the Company has determined the expected life based on the respective contractual life. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted and with maturity dates equivalent to the expected term of the option.

The Company is also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The amount of compensation cost recognized in the consolidated statements of operations and comprehensive loss is based on the awards ultimately expected to vest, and therefore is reduced for estimated forfeitures.

Income Taxes

Income taxes are recorded in accordance with FASB ASC Topic 740, Income Taxes (“ACS 740”), which provides for deferred taxes using an asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and the tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in the years in which the differences are expected to reverse for operating loss and tax credit carry forwards. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. The Company has evaluated available evidence and concluded that the Company may not realize the benefit of its deferred tax assets; therefore a valuation allowance has been established for the full amount of the deferred tax assets.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2012, 2013 and 2014, the Company does not have any significant uncertain tax positions. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Foreign Currency Translation

The functional currency of the Company’s international subsidiaries is the pound sterling for the United Kingdom and the euro for France. Assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using the exchange rates in effect at the balance sheet date.

Results of operations are translated using weighted-average exchange rates during the period. All sales are transacted in U.S. dollars. Adjustments resulting from the translation process are included as a separate component of accumulated other comprehensive (loss) income included in stockholders’ deficit.

As discussed in Note 1, during 2012, the Company liquidated RainDance Technologies France SARL. As a result, the subsidiary’s cumulative currency translation adjustment in the amount of $2,000 was included in other income for the year ended December 31, 2012.

Subsequent Events

The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2014 through February 27, 2015, the dates the financial statements were available to be issued, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of December 31, 2014, and events which occurred subsequently but were not recognized in the financial statements.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. For the years ended December 31, 2012, 2013 and 2014, net loss attributable to common stockholders is equal to net loss. During periods of income, the Company allocates participating securities a proportional share of income determined by dividing total weighted average participating securities by the sum of the total weighted average common shares and participating securities (the “two-class method”). Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Diluted net loss per share attributable to common stockholders is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share attributable to common stockholders calculation, preferred stock, convertible debt, stock options and warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share was the same for all periods presented.

Comprehensive Loss

Comprehensive loss consists of net loss and changes in equity during a period from transactions and other events and circumstances generated from non-owner sources. The Company’s net loss is adjusted for foreign currency translation to derive the comprehensive loss for all periods presented.

Recently Issued Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, which requires management to assess an entity’s ability to continue as a going concern every reporting period, and provide certain disclosures if management has substantial doubt about the entity’s ability to operate as a going concern, or an express statement if not, by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have an impact on the Company’s financial position or results of operations.

In June 2014, the FASB issued ASU No. 2014-12, which requires that when there is a performance target that affects vesting of equity awards granted and could be achieved after the requisite service period to be treated as a performance condition. A reporting entity should apply existing guidance on stock-based compensation, as it relates to such awards. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015 with early adoption permitted using either of two methods: (i) prospective to all awards granted or modified after the effective date; or (ii) retrospective to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter, with the cumulative effect of applying this guidance as an adjustment to the opening retained earnings balance as of the beginning of the earliest annual period presented in the financial statements. The Company has not issued any performance-based or awards with market conditions from its inception through December 31, 2014. The Company’s adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, which amends the guidance for accounting for revenue from contracts with customers. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition, and creates a new Topic 606, Revenue from Contracts with Customers. This guidance is effective for fiscal years beginning after December 15, 2016, with early adoption not permitted. Two adoption methods are permitted: retrospectively to all prior reporting periods presented, with certain practical expedients permitted; or retrospectively with the cumulative effect of initially adopting the ASU recognized at the date of initial application. The Company has not yet determined which adoption method it will utilize or the effect that the adoption of this guidance will have on its consolidated financial statements.

3. Inventories

Inventories consist of the following (in thousands):

	December 31,
	2012	2013	2014
Raw materials	$855	$1,015	$1,523
Work-in-process	465	730	2,351
Finished goods	476	1,348	2,087

Total inventories	$1,796	$3,093	$5,961

The Company reduces the carrying value of its inventories for differences between its cost and estimated net realizable value through a charge to cost of sales based on a number of factors including age of the item and sales forecasts. Amounts recorded to cost of sales related to the write-down of inventories to net realizable values were $145,000, $40,000 and $95,000 for the years ended December 31, 2012, 2013 and 2014, respectively.

4. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2012	2013	2014
Laboratory equipment	$2,107	$2,345	$3,007
Demonstration equipment	168	168	168
Computer hardware and software	803	1,117	1,493
Office equipment and furniture	163	256	303
Leasehold improvements	751	732	783

	3,992	4,618	5,754
Less accumulated depreciation and amortization	(3,241)	(3,136)	(3,763)

Property and equipment, net	$751	$1,482	$1,991

Depreciation expense, including amortization of leasehold improvements, of $693,000, $650,000 and $628,000 were charged to operations during the years ended December 31, 2012, 2013 and 2014, respectively. Amortization expense for assets recorded under capital leases is included in depreciation expense.

5. Significant Customers and Geographic Information

Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales. The Company has not written off any significant accounts to date. To control credit risk, the Company performs regular credit evaluations of its customers’ financial condition.

The Company had the following customers that each represented more than 10% of total revenue for the years ended December 31, 2012, 2013 and 2014:

	December 31,
	2012	2013	2014
Customer A	13%	29%	51%
Customer B	10	13	*
Customer C	12	*	*

Total	35%	42%	51%

*	Revenue balance for each customer was less than 10% of total revenue.

The Company had the following customers that each represented more than 10% of total trade accounts receivable balances as of December 31, 2012, 2013 and 2014:

	December 31,
	2012	2013	2014
Customer A	33%	30%	45%
Customer C	*	*	10
Customer D	14	*	*
Customer E	11	*	*
Customer F	10	*	*

Total	68%	30%	55%

*	Accounts receivable balance for each customer was less than 10% of total trade accounts receivable balance.

The Company operates in the following major geographic areas as noted in the chart below. Revenue data is based upon customer location, and internationally totaled $1,859,000, $3,549,000 and $4,516,605 for the years ended December 31, 2012, 2013 and 2014, respectively. The Company’s sales in Asia-Pacific are predominantly derived from Taiwan, Japan, China, Qatar and Korea. The Company’s sales in Europe are predominantly derived from the UK, France and Germany.

Revenues by geography as a percentage of total revenues are as follows:

	December 31,
	2012	2013	2014
United States	78%	79%	85%
Asia-Pacific	5	9	7
Europe	13	6	5
Canada	4	6	3

Total	100%	100%	100%

6. Accrued Expenses

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2012	2013	2014
Payroll and related costs	$428	$135	$260
Vacation	226	166	297
Bonuses and commissions	797	1,374	1,350
Professional services	331	592	835
General and administrative	152	220	318
Manufacturing, research, and development	152	378	322
Interest	481	—	—
Warranty liability	327	378	236
Royalties	330	557	370
Other	107	78	90

Total accrued expenses and other current liabilities	$3,331	$3,878	$4,078

7. Product Warranties

The change in the Company’s warranty liability is presented as follows (in thousands):

	December 31,
	2012	2013	2014
Beginning balance	$164	$327	$378
Current period accruals	497	615	426
Charges incurred	(334)	(564)	(568)

Ending balance	$327	$378	$236

8. Long-Term Debt

Convertible Debt

In September 2012 and December 2012, the Company issued subordinated convertible promissory notes in the aggregate amount of $5,000,000 and $4,000,000, respectively (together, the “2012 Subordinated Notes”). The 2012 Subordinated Notes were issued to certain existing accredited investors of the Company. The 2012 Subordinated Notes bore interest at a rate of 8.0% per annum, computed on the actual number of days outstanding from the date of the 2012 Subordinated Notes until the principal amount and all accrued interest were paid or converted, and were not due and payable until June 30, 2013 (the “Maturity Date”). Unless earlier converted pursuant to the terms of the 2012 Subordinated Notes, the outstanding principal and accrued but unpaid interest were immediately due and payable upon demand by the holders of at least 50% (the “Lending Majority”) of the then-outstanding principal amount of the 2012 Subordinated Notes beginning at any time on or after the Maturity Date.

The 2012 Subordinated Notes were convertible into equity securities of the Company as follows: if a Qualified Financing (as defined below) occurred while the 2012 Subordinated Notes were outstanding, then upon the written election of the Lending Majority, all (but not less than all) of the outstanding principal balance on the 2012 Subordinated Notes, and any accrued but unpaid interest, would be converted upon the first closing of such Qualified Financing, without payment of any additional consideration, into shares of preferred stock of the Company which would be issued in such Qualified Financing (Financing Stock). Upon the conversion of the 2012 Subordinated Notes, the holders of the 2012 Subordinated Notes would be entitled to receive a number of shares of Financing Stock to be issued upon such conversion equal to the quotient obtained by dividing (i) the outstanding principal balance on the 2012 Subordinated Notes, plus any accrued but unpaid interest, by (ii) the lowest price per share paid for the Financing Stock in the Qualified Financing. The issuance of the shares of Financing Stock upon such conversion would be upon the terms and subject to the conditions applicable to the Qualified Financing. The term “Qualified Financing” was defined as the Company’s next sale of shares of a newly designated series or class of preferred stock of the Company of an equity financing round led by an investor who was not an existing stockholder that would result in receipt of cash proceeds by the Company of at least $20,000,000 in the aggregate, including the aggregate principal and accrued interest of all 2012 Subordinated Notes converted in connection therewith.

If a Qualified Financing had not occurred prior to the Maturity Date, then upon the written election of the Lending Majority, all outstanding balances under the 2012 Subordinated Notes would have converted into a number of shares of the Company’s Series D Preferred Stock equal to the quotient obtained by dividing the outstanding principal and accrued but unpaid interest (the Balance) on such date by $0.1808 (subject to adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Company’s Series D Preferred Stock).

In the event there had been a change of control (as defined in the agreement) and a Qualified Financing had not occurred, then, upon written election of the Lending Majority prior to the change of control, the holders of the 2012 Subordinated Notes would have either (i) been paid an amount equal to two times the Balance upon the closing of such change of control or (ii) would convert immediately prior to the closing of such change of control all of the Balance then outstanding into a number of shares of the Company’s Series D Preferred Stock equal to the quotient obtained by dividing the Balance on such date by $0.1808 (subject to adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Company’s Series D Preferred Stock). In connection with the issuance of the 2012 Subordinated Notes, the Company issued 36,000,000 warrants to purchase the Company’s common stock to the holders of the 2012 Subordinated Notes.

On April 12, 2013, the Company authorized and closed on the first tranche of the Company’s Series E financing and issued Series E convertible preferred stock at a purchase price of $0.1810. Concurrent with this closing, and pursuant to the Qualified Financing clause of the original loan agreement, the principal plus accrued interest on the Company’s 2012 Subordinated Notes converted into 51,552,260 shares of Series E preferred stock. Upon issuance of the Series E preferred stock to each applicable investor, the 2012 Subordinated Notes were cancelled in full. Consequently, the Company recognized new Series E preferred stock in the amount of $9,331,000 and removed the principal of the convertible debt of $9,000,000 and any related balances including the debt discount, the beneficial conversion feature, the accrued interest and the deferred financing costs, resulting in a charge to additional paid-in capital of $864,000 for the intrinsic value of the beneficial conversion feature.

Interest expense under the 2012 Subordinated Notes totaled $758,000 for the year ended December 31, 2012 and $1,354,000 for the period from January 1, 2013 through conversion on April 12, 2013, which included non-cash interest expense of $610,000 and $1,121,000 related to accretion of the debt discount and non-cash interest expense of $19,000 and $32,000 related to the amortization of deferred financing costs.

Notes Payable

On December 19, 2011, the Company closed a loan agreement on a $10,000,000 commitment with a financing institution (the “Loan”). On December 29, 2011, the Company received $5,000,000 in proceeds (the “First Senior Note”) under the Loan. On March 30, 2012, the Company received additional proceeds of $5,000,000 (the “Second Senior Note”) (together, the “Senior Notes”).

The Senior Notes bore interest at 8.50% and were due in 36 monthly installments consisting of nine months of interest-only payments followed by 27 equal monthly installments of principal and interest of

$204,000 for the First Senior Note and $204,000 for the Second Senior Note. At the end of the term of the Senior Notes, the Company was required to pay a fee of 7.5% of the Senior Notes, or $750,000 (the Back End Fee). The Back End Fee was accrued as interest using the effective rate method over the life of the Senior Notes. The Senior Notes were secured by a first priority security interest in substantially all the assets of the Company, and a negative pledge on intellectual property.

As part of the Loan, a $100,000 facility fee was paid at the closing of the First Senior Note. The fee was paid to the financial institution and, as such, is accounted for as a debt discount and is being accreted as additional interest expense over the life of the First Senior Note. Additional legal costs were capitalized and are being amortized to interest expense over the term of the Senior Notes using the straight-line method.

The Loan also included a right, at the option of the financing institution, to invest up to $250,000 in the Company’s next round of equity financing. This option was not exercised in the 2013 Series E equity financing and expired with the termination of the loan on September 17, 2013.

Interest expense under the Senior Notes totaled $1,240,000 and $829,000 during 2012 and 2013, respectively, which included $351,000 and $222,000 related to the accretion of the Back End Fee due at the end of the loan repayment period, non-cash interest expense of $72,000 and $49,000 related to accretion of the debt discount, and non-cash interest expense of $62,000 and $36,000 related to the amortization of deferred financing costs and the facility fee.

On September 17, 2013, the Company entered into a new loan agreement, or the New Term Loan, which provides up to $35,000,000 in debt financing. Under the terms of the New Term Loan, the Company received an initial borrowing for $20,000,000 and may receive a subsequent borrowing ranging from $5,000,000 to $15,000,000. To qualify to receive the subsequent borrowing, the Company was required to achieve revenue of at least $7,000,000 for any consecutive three month period ending no later than June 30, 2015, which we successfully did. This milestone was not achieved as of December 31, 2013. The Company can draw down on the New Term Loan from inception through October 28, 2015. The borrowing rate is 13.0% and for a period from September 30, 2013 through June 30, 2016, the Company has the option to pay 10.0% in cash and the remaining 3.0% in paid-in-kind interest (“PIK”). Payments on the New Term Loan will be due in equal installments made quarterly beginning on September 30, 2016 through June 30, 2018. The Company may prepay the outstanding principal amount in whole or in part, subject to a prepayment premium. The New Term Loan is subject to restrictive covenants related to new indebtedness, new liens, mergers or acquisitions, fundamental changes in the Company’s business and these restrictive covenants include a minimum liquidity requirement of at least $2,000,000 and a minimum annual revenue requirement, which increases each year through 2018 and provides for certain cure rights if the minimum annual revenue requirement is not met in any given year. The Company met all of the restrictive covenants as of December 31, 2014.

Simultaneous with the closing of the New Term Loan, the Company used $6,961,000 of the initial borrowing of $20,000,000 to repay the Loan in its entirety. On September 17, 2013, the Loan had an outstanding balance of $6,287,000, net of a debt discount of $48,000, accrued interest of $573,000 and deferred financing costs of $12,000, resulting in a loss on extinguishment of $113,000.

Interest expense under the New Term Loan totaled $802,000 for the period from issuance through December 31, 2013, which included PIK interest of $153,000, and non-cash interest expense of $37,000 related to the amortization of deferred financing costs and the debt discount. Interest expense totaled $2,803,000 for the year ended December 31, 2014, which included PIK interest of $618,000 and non-cash interest expense of $124,000 related to the amortization of deferred financing costs and the debt discount.

The future principal payments on long-term debt are as follows and reflect any payments made through December 31, 2014 (in thousands):

Year ending December 31:
2015	$—
2016	5,193
2017	10,386
2018	5,193
Thereafter	—

$20,772

9. Warrants

On June 4, 2010, the Company issued warrants to purchase shares of convertible preferred stock of the Company to the holder of the Company’s subordinated convertible promissory notes issued in 2010 (the “2010 Subordinated Notes”). The 2010 Subordinated Notes converted into Series D convertible preferred stock in January 2011. The warrants have a term of 7 years, an expiration date of June 4, 2017 and are exercisable into 2,502,741 shares of Series D convertible preferred stock at an exercise price of $0.1808 per share.

Under ASC 480-10, Distinguishing Liabilities from Equity, the warrants are classified as liabilities, and are recorded at fair value. The warrants are subject to revaluation at each balance sheet date, and any change in fair value has been recorded as a component of other income (expense) until their exercise. The Company recorded other income expense in the accompanying consolidated statements of operations and comprehensive loss due to a change in the fair value of the warrants during the years ended December 31, 2012, 2013 and 2014, in the amounts of $18,000, $100,000 and $23,000, respectively.

The fair value of the warrants amounted to $313,000, $213,000 and $190,000 as of December 31, 2012, 2013 and 2014, respectively. The following assumptions were used in the Black-Scholes option-pricing model to value the warrants as of December 31, 2012, 2013 and 2014:

	December 31,
	2012	2013	2014
Expected volatility (1)	96.0%	66.3%	63.4%
Dividend yield (2)	0.0%	0.0%	0.0%
Expected life (3)	4.4 years	3.4 years	2.4 years
Risk-free interest rate (4)	0.6%	1.0%	0.8%

(1)	The Company does not have a history of market prices of its preferred stock, as it is not a public company. Therefore, management estimates expected volatility based on the historical volatility of comparable public companies in the life sciences industry.
(2)	No cash dividends have been declared on the Company’s stock since the Company’s inception, and the Company does not anticipate paying cash dividends over the expected term of the warrant.
(3)	The expected life is determined based on the respective contractual life of the warrants.
(4)	The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with maturity dates equivalent to the expected term of the warrant.

On December 29, 2011 and March 30, 2012, the Company issued warrants to purchase shares of Series D preferred stock of the Company to the Senior Notes lender. The warrants had an expiration date of December 29, 2018. The number of shares of Series D convertible preferred stock that the warrants issued in 2011 and 2012 would be exercisable into was computed as $437,500 and $262,500, respectively, divided by the exercise price. The exercise price was the lower of the Series D preferred stock share price of $0.1808, or the lowest share price of preferred stock issued in the next round of financing.

In accordance with the provisions of ASC 470-20, Debt with Conversion and Other Options, the Company recorded a discount to the Senior Notes for the initial fair values of the warrants. The discounts were being accreted as additional interest expense over the life of the Senior Notes. The fair value of the warrants was determined using the Monte Carlo simulation model because the exercise price was subject to a future event or market condition. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of market conditions and calculates the fair value of each warrant.

The following assumptions were used in the Monte Carlo simulation model to value the warrants as of the dates of issuance:

	December 29, 2011	March 30, 2012
Expected volatility	66.8%	64.0%
Dividend yield	0.0%	0.0%
Expected life	2.0 years	2.0 years
Risk-free interest rate	0.3%	0.2%
Per share fair value of preferred stock	$0.1808	$0.1808

Upon the issuance of Series E convertible preferred stock on April 12, 2013, the warrants were determined to be exercisable into 3,871,681 shares of Series D convertible preferred stock at an exercise price of $0.1808 per share (as the Series D exercise price of $0.1808 was lower than the Series E exercise price of $0.1810).

Under ASC 480-10, the warrants are classified as liabilities, and are recorded at fair value. The warrants are subject to revaluation at each balance sheet date, and any change in fair value has been recorded as a component of other income (expense) until their exercise. The Company recorded other income (expense) in the accompanying consolidated statements of operations and comprehensive loss due to a change in the fair value of the warrants during the years ended December 31, 2012, 2013 and 2014, in the amounts of $50,000, ($328,000) and $52,000, respectively.

The fair value of the warrants amounted to $103,000, $431,000 and $379,000 as of December 31, 2012, 2013 and 2014, respectively. The following assumptions were used in the Monte Carlo simulation model in 2012 and in the Black-Scholes option-pricing model in 2013 and 2014, to value the warrants as of December 31, 2012, 2013 and 2014:

	December 31,
	2012	2013	2014
Expected volatility (1)	56.5%	75.1%	65.7%
Dividend yield (2)	0.0%	0.0%	0.0%
Expected life (3)	2.0 years	5.0 years	4.0 years
Risk-free interest rate (4)	0.2%	1.7%	1.4%

(1)	The Company does not have a history of market prices of its preferred stock, as it is not a public company. Therefore, management estimates expected volatility based on the historical volatility of comparable public companies in the life sciences industry.
(2)	No cash dividends have been declared on the Company’s stock since the Company’s inception, and the Company does not anticipate paying cash dividends over the expected term of the warrant.
(3)	The expected life is determined based on the respective contractual life of the warrants in the Black-Scholes option-pricing model in 2013 and 2014 and the estimated time to liquidity in the Monte Carlo simulation model in 2012.
(4)	The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with maturity dates equivalent to the expected term of the warrant.

On September 14, 2012 and December 18, 2012, the Company issued warrants to purchase shares of common stock of the Company to the holders of the Company’s subordinated convertible promissory notes issued in 2012. The warrants had a term of 5 years, with expiration dates of September 14, 2017 and December 18, 2017, respectively. The warrants issued on September 14, 2012 and December 18, 2012 were determined to be exercisable into 20,000,000 and 16,000,000 shares of common stock, respectively, at an exercise price of $0.05 per share.

The Company accounted for the warrants in accordance with the provisions of ASC 470-20. The Company recorded, as a discount to the 2012 Subordinated Notes, the relative fair value of the warrants of $1,298,000. In addition, a beneficial conversion feature associated with the 2012 Subordinated Notes was valued at $1,298,000, and was recorded as an additional discount to the 2012 Subordinated Notes. The discounts were being accreted as additional interest expense over the life of the 2012 Subordinated Notes. The fair value of the warrants was determined using the Black-Scholes option-pricing model. The following assumptions were used to value the warrants on the dates of issuance:

Expected volatility	95.4%-96.2%
Dividend yield	0.0%
Expected life	5.0 years
Risk-free interest rate	0.7%-0.8%
Per share fair value of common stock	$0.05

Below is a summary of the warrants outstanding:

	December 31,
	2012	2013	2014
Warrants to purchase Common Stock	36,000,000	36,000,000	36,000,000
Warrants to purchase Series D Preferred Stock	6,374,422	6,374,422	6,374,422

Total	42,374,422	42,374,422	42,374,422

10. Commitments and Contingencies

Operating Leases

In January 2008, the Company entered into a non-cancelable operating sublease agreement and non-cancelable operating lease agreement for 26,828 rentable square feet of office, laboratory, and manufacturing space in Lexington, Massachusetts. The aggregate term of these agreements is five years, which ended on May 31, 2013.

In December 2012, the Company entered into a non-cancelable operating lease agreement for 39,600 rentable square feet of office, laboratory, and manufacturing space in Billerica, Massachusetts. The initial lease term is two years with two renewal options to extend the lease for an aggregate term of nine years. The Company took control of the leased space in April 2013 and began making payments of rent in June 2013. On May 30, 2014, the Company exercised the first option to extend the lease term for an additional two years, such that the lease term currently runs through May 31, 2017.

In connection with the Billerica lease agreement, the Company received two separate tenant improvement allowances of $100,000 and $35,000. The $35,000 allowance was for the installation of a cooling unit and is not required to be paid back. The tenant improvement allowance of $100,000 is towards leasehold improvements and will be repaid over two years. As of December 31, 2013, the Company had utilized the entire $135,000 of the tenant improvement allowances. Beginning on June 1, 2013, the Company was required to make monthly tenant improvement allowance rent payments of $5,000, including interest at 10.0% per annum. Such payments will continue to be due and payable under the terms of the lease agreement until the balance of the outstanding tenant improvement allowance has been fully paid down. The Company has recorded the amount due to the landlord under these allowances on a gross basis as leasehold improvements and lease incentive obligation on the accompanying consolidated balance sheets.

On August 21, 2014, we entered into a non-cancelable operating lease agreement for 5,132 rentable square feet of additional office space in Billerica, Massachusetts at a nearby but separate facility from the facility that we have leased since April 2013. The term of the lease for the new facility is until May, 2017. We took control of this additional leased space in October, 2014.

The future minimum lease payments, including the tenant improvement rent payments described below, under these non-cancelable operating leases are as follows and reflect any payments made through December 31, 2014 (in thousands):

Year ending December 31:
2015	$822
2016	826
2017	349
2018	—
2019	—

$1,997

Rent expense of $1,270,000, $1,201,000 and $866,000 was charged to operations during the years ended December 31, 2012, 2013 and 2014, respectively.

Standby Letters of Credit

In March 2008, as a form of security deposit for the Company’s Lexington lease, the Company entered into an irrevocable standby letter of credit agreement with a financial institution for an amount not to exceed $296,000. The letter of credit was collateralized by the Company’s deposit account at such financial institution and had a final expiration date of August 29, 2013. The funds required to collateralize the letter of credit, had been segregated from cash and cash equivalents, and were recorded as a separate line in the accompanying consolidated balance sheets. In conjunction with the termination of the Lexington lease in June 2013, the letter of credit expired and the funds were returned to the Company.

In February 2013, as a form of security deposit for the Billerica, Massachusetts lease, the Company entered into an irrevocable standby letter of credit agreement with a financial institution for an amount not to exceed $100,000. The letter of credit is collateralized by the Company’s deposit account at such financial institution and has a final expiration date of July 31, 2022. The standby letter of credit represents a security deposit required by the lease agreement as security for the performance of the Company’s obligations and is not an advance payment of rent. The funds required to collateralize the letter of credit, have been segregated from cash and cash equivalents, and are recorded as a separate line in the accompanying consolidated balance sheets.

In December 2013, as a form of security deposit for an import bond, the Company entered into an irrevocable standby letter of credit agreement with a financial institution for an amount not to exceed $50,000. The letter of credit is collateralized by the Company’s deposit account at such financial institution and had a final expiration date of December 15, 2015. The funds required to collateralize the letter of credit, have been segregated from cash and cash equivalents, and are recorded as a separate line in the accompanying consolidated balance sheets.

11. Convertible Preferred Stock

During 2013, in connection with the closing of the Series E financing, the Company amended its Certificate of Incorporation to increase its shares authorized for issuance to a total of 523,406,132 shares of Preferred Stock with a par value of $0.01 per share.

On April 12, 2013, the Company entered into the Series E Convertible Preferred Stock Purchase Agreement (“Series E Agreement”). Pursuant to the Series E Agreement, the Company authorized 199,331,533 shares of Series E convertible preferred stock (“Series E Preferred Stock”), par value of $0.01, at a purchase price of $0.1810 per share. Simultaneously, the Company issued 112,325,739 shares of Series E Preferred Stock at $0.1810 per share, which resulted in net cash proceeds of $11,000,000 after conversion of $9,331,000 of outstanding principal and accrued but unpaid interest under the 2012 Subordinated Notes.

On November 15, 2013 and December 30, 2013, the Company issued 27,624,309 and 648,579 shares, respectively of Series E Preferred Stock at price of $0.1810.

On February 3, 2014, the Company amended and restated its certificate of incorporation, in connection with an Amendment to the Series E Purchase Agreement, to increase the authorized Series E Preferred Stock to 231,758,848, and issued 63,535,912 shares of Series E Preferred Stock at $0.1810 per share, which resulted in gross cash proceeds of $11,500,000. On February 20, 2014, the Company issued an additional 27,624,309 shares of Series E Preferred Stock at $0.1810 per share, which resulted in gross cash proceeds of $5,000,000.

The Series B-1 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock (collectively, “Preferred Stock”) have the following rights and preferences:

Voting

The holders of the Preferred Stock are entitled to vote on all matters submitted to stockholders for a vote. Except as provided by law or by the provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of common stock as a single class. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The holders of shares of Preferred Stock shall be entitled to receive dividends at the rate of 6.0% of the Original Issue Price (as defined below) for the applicable series of Preferred Stock per share per annum, payable only when, as, and if declared by the Board of Directors of the Company. The right to receive dividends on Preferred Stock shall not be cumulative, and, therefore, if not declared in any year, the right to such dividends shall terminate and shall not carry forward into the next year. In the event that the Company declares or pays any cash dividends on shares of any series of Preferred Stock, the Company will also declare or pay any such cash dividend on shares of all other series of Preferred Stock. The Corporation shall not declare or pay any cash dividends on shares of Common Stock until the holders of the Preferred Stock then outstanding shall have first received a dividend at the rate specified above. Additionally, the preferred stock will also participate equally in any dividends declared or paid on shares of common stock.

The applicable “Original Issue Price” for each series of Preferred Stock is: (i) $1.09486 per share for the Series B-1 Preferred Stock, (ii) $0.1704 per share for the Series C Preferred Stock, (iii) $0.1808 per share for the Series D Preferred Stock, and (iv) $0.1810 per share for the Series E Preferred Stock.

During periods of income, the Company allocates participating securities a proportional share of income determined by dividing total weighted average participating securities by the sum of the total weighted average common shares and participating securities (the “two-class method”).

Liquidation Preference

In the event of any liquidation, dissolution, winding up of the affairs of the Company, or in the event of any deemed liquidation, as defined, the holders of the then-outstanding Preferred Stock, with Series E Preferred Stock, Series D Preferred Stock, and Series C Preferred Stock on a pari passu basis and in preference over Series B-1 Preferred Stock, shall be entitled to be paid out of the assets of the Company available for distribution to stockholders the sum of (1) the applicable Original Issue Price (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification, or other similar event affecting the Preferred Stock) plus any (2) dividends declared but unpaid. If the assets or surplus funds to be distributed to the holders of the Preferred Stock are insufficient to permit the payment to such holders of their full preferential amount, the assets and surplus funds legally available for distribution shall be distributed ratably first among the holders of the Series E Preferred Stock, Series D Preferred Stock, and Series C Preferred Stock in proportion to the aggregate amount that each holder is otherwise entitled to receive before any payment shall be made to the holders of Series B-1 Preferred Stock.

Any remaining assets of the Company shall be distributed ratably among the holders of the Common Stock.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, into that number of fully paid, non-assessable shares of common stock determined by dividing the Original Issue Price per share for the relevant series by the Conversion Price for such series. The Conversion Price of each series of Preferred Stock is (i) $0.5101333922 per share for the Series B-1 Preferred Stock, (ii) $0.1704 per share for the Series C Preferred Stock, (iii) $0.1808 per share for the Series D Preferred Stock, and (iv) $0.1810 per share for the Series E Preferred Stock. The initial Conversion Price for each series of Preferred Stock is subject to adjustment for certain dilutive events, as defined.

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then-effective Conversion Price for such share immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s Common Stock, provided that the offering price per share is not less than three times the Original Issue Price of the Series E Preferred Stock (as adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification, or other similar events), and the aggregate gross proceeds to the Company are at least $30,000,000.

12. Stockholders’ Deficit

Common Stock

During 2014, in connection with the closing of the Series E financing, the Company amended its Certificate of Incorporation to increase its shares authorized for issuance to a total of 740,000,000 shares of Common Stock with a par value of $0.01 per share. Additionally, the number of shares of Common Stock reserved for issuance under the 2005 Plan was increased to 111,097,201 shares.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available, and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. After payment to the holders of shares of preferred stock of their liquidation preferences, the holders of the Common Stock are entitled to share ratably in the Company’s assets available for distribution to Stockholders in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon the occurrence of a deemed liquidation event.

Stock Incentive Plan

The Company established the RainDance Technologies, Inc. 2005 Employee, Director and Consultant Stock Plan, or the 2005 Plan, which provided, among other things, for the reservation of 31,040,188 shares of common stock for the issuance of stock options and other stock rights. The options vest periodically over various schedules, as defined in the 2005 Plan, and all options expire no later than ten years after the date of grant. During 2014, the Company amended the 2005 Plan to increase its shares reserved for issuance under the 2005 Plan to a total of 111,097,201 shares.

On July 26, 2012, the Company’s board of directors approved a repricing program for certain outstanding common stock options, subject to consent of the respective option holders, so that each outstanding option with an exercise price greater than $0.44 per share were repriced to have an exercise price of $0.10 per share. No other terms of the repriced options were modified and these repriced stock options continued to vest according to their original vesting schedules and retained their original expiration dates. Options to purchase a total of 339,000 shares of common stock were repriced, resulting in a one-time stock-based compensation charge of $6,000 for the incremental fair value of the vested options.

The Company recognizes compensation costs relating to share-based payment transactions in the consolidated financial statements. Stock-based compensation expense recognized is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation is recognized over the vesting period of the award on a straight-line basis for options granted to employees, and on an accelerated expense attribution method for options granted to non-employees. Employee stock-based compensation expense amounted to $649,000, $602,000 and $939,000, respectively, for the years ended December 31, 2012, 2013 and 2014. Non-employee stock-based compensation expense amounted to $39,000, $3,000 and $0, respectively, for the years ended December 31, 2012, 2013 and 2014.

The fair value of each stock option granted by the Company is estimated using the Black-Scholes option-pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs.

The fair value of each option grant to employees was estimated as of the date of grant. The Company records stock-based compensation expense only for those awards that are expected to vest. Forfeitures were estimated based on historical experience, and the Company expects forfeitures to be 14.34% annually. The following assumptions were made for options granted to employees during the period ended:

	December 31,
	2012	2013	2014
Expected volatility (1)	91.2%-92.0%	81.0%-83.7%	72.3%-81.2%
Dividend yield (2)	0%	0%	0%
Expected life (3)	5.6-6.0 years	5.6-6.1 years	5.6-6.1 years
Risk-free interest rate (4)	0.9%-1.0%	1.1%-2.0%	1.7%-2.0%

The following assumptions were made for options granted to non-employees during the period ended:

	December 31,
	2012	2013	2014
Expected volatility (1)	89.9%	—	—
Dividend yield (2)	0%	—	—
Expected life (3)	9.5 years	—	—
Risk-free interest rate (4)	1.6%	—	—

(1)	The Company does not have a history of market prices of its common stock, as it is not a public company. Therefore, management estimates expected volatility based on the historical volatility of comparable public companies in the life sciences industry.
(2)	No cash dividends have been declared on the Company’s common stock since the Company’s inception, and the Company does not anticipate paying cash dividends over the expected term of the option.
(3)	The expected life is generally determined using the simplified method for employee options, and is determined based on the respective contractual life for non-employee options.
(4)	The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with maturity dates equivalent to the expected term of the option.

The weighted average grant date fair values of options granted in the years ended December 31, 2012, 2013 and 2014 were $0.04, $0.04 and $0.12, respectively. The total grant date fair value of options that vested during the years ended December 31, 2012, 2013 and 2014 was $0.8, $0.6 million and $0.7 million, respectively. Stock options exercised during the year ended December 31, 2012 and 2013 did not have any intrinsic value on the date of exercise. The total intrinsic value of options at the time of exercise was $0.4 million for the year ended December 31, 2014.

As of December 31, 2014, there was $2,176,000 of unrecognized stock compensation costs, net of estimated forfeitures, related to unvested employee and non-employee stock options that are expected to vest under the 2005 Plan. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. Such costs are expected to be recognized over a weighted-average period of 3.0 years. At December 31, 2014, 7,029,402 shares were available for future grant under the Plan.

The following is a summary of option activity under the Plan:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2014	86,819,102	$0.08	8.21	$250,244
Granted	31,694,909	$0.12
Forfeited	(12,510,222)	$0.06
Expired	(2,798,469)	$0.08
Exercised	(5,726,059)	$0.05		$405,952

Outstanding at December 31, 2014	97,479,261	$0.09	7.86	$3,154,919

Exercisable at December 31, 2014	45,734,696	$0.09	6.32	$1,894,708

Vested and expected to vest at December 31, 2014	83,011,919	$0.09	7.63	$2,764,285

Reserved Shares

The Company has reserved the following shares of common stock as of December 31, 2012, 2013 and 2014, for the potential conversion of outstanding Preferred Stock, and the exercise of common stock options, preferred stock warrants and common stock warrants:

	December 31,
	2012	2013	2014
Series B-1 Preferred Stock	55,191,427	55,191,427	55,191,427
Series C Preferred Stock	84,779,298	84,779,298	84,779,298
Series D Preferred Stock	207,205,267	207,205,267	207,205,267
Series E Preferred Stock	—	140,598,627	231,758,848
Preferred stock warrants	6,374,422	6,374,422	6,374,422
Common stock warrants	36,000,000	36,000,000	36,000,000
Common stock options	72,292,772	94,248,923	104,508,663

	461,843,186	624,397,964	725,817,925

13. Income Taxes

No provision for federal or state income taxes has been recorded, as the Company has incurred cumulative net operating losses since inception. For the year ended December 31, 2014, the increase in the valuation allowance relating to losses not resulting in a current period tax benefit is primarily due to the difference between the income tax provision (benefit) recorded by the Company, and the amount of the income tax benefit that the Company would have recorded at statutory income tax rates. As of December 31, 2012, 2013 and 2014, the Company has federal net operating loss carryforwards of approximately $89,244,000, $96,792,000 and $97,253,000, and state net operating loss carryforwards of approximately $69,973,000, $69,084,000 and $57,358,000 respectively. The Company also has federal and state research and development tax credit carryforwards of approximately $2,248,000, $3,181,000 and $3,710,000 as of December 31, 2012, 2013 and 2014, respectively. The net operating loss and tax credit carryforwards will expire at various dates through 2034, and are subject to review and possible adjustment by the Internal Revenue Service (IRS).

Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the IRS and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 in the Internal Revenue Code.

This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

The Company adopted the provisions of ASC 740-10-05-6, Accounting for Uncertainty in Income Taxes, as of January 1, 2009. The Company’s reserves related to taxes are based on a determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following the resolution of any potential contingencies present related to the tax benefit. As a result of the implementation of the new guidance, the Company recognized no material adjustment for unrecognized tax benefits. As of the adoption date (January 1, 2009) and through December 31, 2014, the Company had no unrecognized tax benefits or related interest and penalties accrued. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense.

For all years through December 31, 2014, the Company generated research credits but has not conducted a study to document the qualified activities. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position for these years. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

The statute of limitations for assessment by the IRS and state tax authorities is closed for years prior to December 31, 2011, although carryforward attributes that were generated prior to tax year 2011 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. The Company files income tax returns in Massachusetts, New Jersey, Utah and California. There are currently no federal or state audits in progress.

Components of the Company’s deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 31,
	2012	2013	2014
Net operating loss carryforwards	$34,043	36,568	36,109
Reserves and accruals	800	1,134	920
Research and development credit carryforwards	1,873	2,726	3,179
Intangible assets	113	102	174
Fixed assets	373	147	158
Stock and option expense	522	615	773
Deferred revenue	203	1,570	5,094
Deferred Costs	—	—	(285)
Other	19	19	19

	37,946	42,881	46,141
Valuation allowance	(37,946)	(42,881)	(46,141)

Net deferred tax asset	$—	$—	$—

The Company has recorded a valuation allowance against its deferred tax assets in each of the years ended December 31, 2012, 2013 and 2014, because the Company’s management believes that it is more likely than not that these assets will not be realized. The valuation allowance increased by $3,260,000 during the year ended December 31, 2014, primarily as a result of an increase in net operating losses.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period.

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	2012	2013	2014
Federal income tax expense at statutory rate	34.0%	34.0%	34.0%
State income tax, net of federal benefit	—	—	—
Permanent differences	(0.8)%	(4.9)%	(2.1)%
Research and development credit	—	4.9%	3.4%
Other	0.4%	(1.8)%	(0.2)%
Change in valuation allowance	(33.6)%	(32.2)%	(35.1)%

Effective tax rate	0.0%	0.0%	0.0%

14. Licensing Arrangements

The Company has entered into various business agreements to obtain licenses to develop and commercialize certain technology. The terms of these agreements generally are from the effective date of the respective agreement until the last of the claims of the patents expires, lapses or is declared invalid. These agreements may include one-time upfront fee payments, future royalty payments and future payment commitments for contingent milestone payments.

Depending on facts and circumstances, the Company records payments related to acquired licenses and patent rights as intangible assets to be amortized on a straight-line basis as a component of cost of sales over the estimated useful life of the related asset.

Intangible assets of $600,000, $919,000 and $2,869,000 are recorded on the balance sheet net of accumulated amortization of $174,000, $261,000 and $626,000 as of December 31, 2012, 2013 and 2014, respectively.

Amortization expense for amortized intangible assets was approximately $58,000, $87,000 and $365,000 for the years ended December 31, 2012, 2013 and 2014, respectively. The Company expects to record amortization expense of approximately $455,000 in each of the next four years and $319,000 in the fifth year. Future royalty payments are based on a percentage of related net sales of licensed products or methods and may include minimum annual royalty payments. Royalty payments are recognized as an element of cost of goods sold in the consolidated statements of operations.

Effective March 21, 2014, the Company amended a certain license agreement to remove the obligation to make future royalty and contingent milestone payments. In return, the Company paid a total of $1,950,000 on March 27, 2014. This amount was recorded within intangible assets and is being amortized over the remaining estimated useful life of the related license.

Contingent milestone payments are based upon the occurrence of future events. No milestones have been achieved as of December 31, 2012, 2013 and 2014.

15. Supply Agreement

In 2013, the Company signed a commercial supply agreement with a certain customer to provide ThunderStorm targeted sequence enrichment systems, gene panels, reagents and consumables. In 2014, the Company amended and restated the supply agreement. The agreement has a five year term from the original effective date, ending in April 2018. The agreement provides for pre-established pricing, semi-annual forecasts and volume commitments and certain prepayments of committed volumes. The Company has agreed to provide the customer with exclusive rights to purchase certain products with a proprietary configuration and provided for a work plan to integrate additional capabilities. In return, the customer paid to the Company total consideration of $2,000,000 which will be recognized over the term of the supply agreement. The customer paid additional consideration for specifically identified equipment to be used by the Company in performing under the supply agreement. Revenues associated with these systems, as well as additional systems purchased in 2014, will be recognized ratably over the remaining term of the supply agreement commencing on system acceptance. In 2014, 4 such systems were placed into service.

In addition, in April, 2013, the customer purchased $5,000,000 of shares of the Company’s Series E Preferred Stock at a price of $0.1810 per share.

16. Related-Party Transactions

During 2010, the Company renewed consulting agreements with three founding stockholders that included as compensation $15,000 to $25,000 per year in cash payments, and granted each 75,000 stock options which vested equally over the term of the agreement. Each agreement had a term of three years and expired in February of 2013. During the years ended December 31, 2012, 2013 and 2014, the Company recorded $55,000, $9,000 and $0 in fees, and $1,000, $0 and $0 respectively, in stock-based compensation expense, related to these consulting agreements. Such amounts were reported under general and administrative expense.

17. Net Loss Per Share Applicable to Common Shareholders

As described in Note 2 the Company computes basic and diluted net loss per share using a methodology that gives effect to the impact of outstanding participating securities (the “two-class method”). As the years ended December 31, 2012, 2013 and 2014 resulted in net losses, there is no income allocation required under the two-class method or dilution attributed to weighted average shares outstanding in the calculation of diluted loss per share.

The following common stock equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the periods presented, due to their anti-dilutive effect (in thousands):

	December 31,
	2012	2013	2014
Convertible preferred stock	347,175,992	487,774,619	578,934,840
Convertible notes	50,496,421	—	—
Options to purchase common stock	50,263,737	86,819,102	97,479,261
Common stock warrants	36,000,000	36,000,000	36,000,000
Series D preferred stock warrants	6,374,422	6,374,422	6,374,422

Total	490,310,572	616,968,143	718,788,523

18. Subsequent Events

On February 12, 2015, the Company filed a patent infringement suit against 10X Genomics, based in Pleasanton, California. The suit was filed in federal district court in Delaware. The patents asserted are exclusively in-licensed from the University of Chicago. The Company is unaware of any patents owned or controlled by 10x Genomics that could be asserted against the Company.

Through and including                     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Cowen and Company

Evercore ISI

                    , 2015

PART II

Information not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and NASDAQ listing fee.

Item	Amount to be paid
SEC registration fee		$6,972
FINRA filing fee		9,500
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We have adopted an amended and restated certificate of incorporation, which will become effective upon the closing of this offering, and which contains provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we have adopted amended and restated bylaws which will become effective upon the closing of this offering and provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated by-laws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

During the last three years, we sold the following securities on an unregistered basis:

(1)	During the period January 1, 2012 through March 30, 2015, we granted options under our RainDance Technologies, Inc. 2005 Employee, Director and Consultant Stock Plan to purchase an aggregate of 78,867,227 shares of common stock to our employees, directors and consultants, having exercise prices ranging from $0.05 to $0.14 per share for an aggregate exercise price of $6.9 million.

(2)	In September and December 2012, we sold and issued $5.0 million and $4.0 million, respectively, in convertible notes and warrants exercisable for a number of shares of our common stock equal to 20% of the principal amount of the promissory note divided by a per share purchase price of $0.05 per share to 7 accredited investors. The convertible notes and accrued interest thereon converted into shares of Series E Convertible Preferred Stock at a per share price of $0.1810 on April 12, 2013.

(3)	In April, November and December 2013 and in February 2014, we sold and issued 231,758,848 shares of Series E Convertible Preferred Stock to 16 accredited investors at $0.1810 per share, for a total consideration of approximately $41.9 million, including the conversion of $9.3 million in principal amount of convertible notes and accrued interest thereon.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

•	with respect to the transactions described in paragraph (1), Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors; and

•	with respect to the transactions described in paragraphs (2) and (3), Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient received adequate information about us or had adequate access, through his or her relationship with the registrant, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Billerica, Commonwealth of Massachusetts, on the 30th day of March, 2015.

RAINDANCE TECHNOLOGIES, INC.

By:	/s/ S. Roopom Banerjee
S. Roopom Banerjee
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ S. Roopom Banerjee S. Roopom Banerjee	Director and Chief Executive Officer (Principal Executive Officer)	March 30, 2015

/s/ Alfred Merriweather Alfred Merriweather	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2015

* Michael Hunkapiller	Director	March 30, 2015

* William Ericson	Director	March 30, 2015

* P. Sherrill Neff	Director	March 30, 2015

* Jeffrey Samberg	Director	March 30, 2015

* Kathy P. Ordoñez	Director	March 30, 2015

* Martin Coyne	Director	March 30, 2015

* Glenn Muir	Director	March 30, 2015

* By:	/s/ S. Roopom Banerjee
S. Roopom Banerjee Attorney-in-Fact

Exhibit Index

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement.

3.1^	Certificate of Incorporation, as amended (as currently in effect).

3.2	Form of Amended and Restated Certificate of Incorporation (to be in effect upon the closing of this offering).

3.3^	By-laws (as currently in effect).

3.4	Form of Amended and Restated By-laws (to be in effect upon the closing of this offering).

4.1*	Form of Common Stock Certificate.

4.2^	Amended and Restated Warrant to Purchase Capital Stock, dated June 4, 2010, issued by the Registrant to Acadia Woods Partners, LLC.

4.3^	Amended and Restated Warrant to Purchase Capital Stock, dated June 4, 2010, issued by the Registrant to Alloy Ventures 2005, L.P.

4.4^	Amended and Restated Warrant to Purchase Capital Stock, dated June 4, 2010, issued by the Registrant to MDV VIII, L.P.

4.5^	Amended and Restated Warrant to Purchase Capital Stock, dated June 4, 2010, issued by the Registrant to New Emerging Medical Opportunities Fund L.P.

4.6^	Plain English Warrant Agreement, dated December 19, 2011, issued by the Registrant to Triple Point.

4.7^	Warrant to Purchase Common Stock, dated September 14, 2012, issued by the Registrant to Acadia Woods Partners, LLC.

4.8^	Warrant to Purchase Common Stock, dated September 14, 2012, issued by the Registrant to Alloy Ventures 2005, L.P.

4.9^	Warrant to Purchase Common Stock, dated September 14, 2012, issued by the Registrant to MDV IX, L.P.

4.10^	Warrant to Purchase Common Stock, dated September 14, 2012, issued by the Registrant to New Emerging Medical Opportunities Fund L.P.

4.11^	Warrant to Purchase Common Stock, dated September 14, 2012, issued by the Registrant to Quaker BioVentures II, L.P.

4.12^	Warrant to Purchase Common Stock, dated December 18, 2012, issued by the Registrant to Acadia Woods Partners, LLC.

4.13^	Warrant to Purchase Common Stock, dated December 18, 2012, issued by the Registrant to Jeffrey Samberg Amended and Restated Trust.

4.14^	Warrant to Purchase Common Stock, dated December 18, 2012, issued by the Registrant to Alloy Ventures 2005, L.P.

4.15^	Warrant to Purchase Common Stock, dated December 18, 2012, issued by the Registrant to MDV IX, L.P.

4.16^	Warrant to Purchase Common Stock, dated December 18, 2012, issued by the Registrant to New Emerging Medical Opportunities Fund L.P.

4.17^	Warrant to Purchase Common Stock, dated December 18, 2012, issued by the Registrant to Quaker BioVentures II, L.P.

Exhibit number	Description of exhibit

4.18^	Fourth Amended and Restated Investors’ Rights Agreement, dated April 12, 2013, by and among the Registrant and the parties named therein, as amended.

4.19^	Participation Agreement, dated February 20, 2014, by and among the Registrant, GE Ventures Limited and GE Ventures LLC.

5.1*	Opinion of Goodwin Procter LLP.

10.1#	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors.

10.2#	RainDance Technologies, Inc. 2005 Employee, Director and Consultant Stock Plan and forms of option agreements thereunder.

10.3*#	2015 Stock Option and Incentive Plan and forms of option agreements thereunder to be in effect upon the closing of this offering.

10.4^	Security Agreement, dated September 17, 2013, among the Registrant and Capital Royalty Partners II, L.P. Capital Royalty Partners II—Parallel Fund “A” L.P., and Parallel Investment Opportunities Partners II L.P.

10.5+^	Term Loan Agreement, dated September 17, 2013, among the Registrant and Capital Royalty Partners II, L.P. Capital Royalty Partners II—Parallel Fund “A” L.P., and Parallel Investment Opportunities Partners II L.P., as amended by First Amendment to Term Loan Agreement, dated November 15, 2013 and Second Amendment to Term Loan Agreement, dated September 15, 2014.

10.6^	Term Loan Note, dated September 17, 2013, between the Registrant and Capital Royalty Partners II, L.P.

10.7^	Term Loan Note, dated September 17, 2013, between the Registrant and Capital Royalty Partners II (Cayman) L.P.

10.8^	Term Loan Note, dated September 17, 2013, between the Registrant and Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P.

10.9^	Term Loan Note, dated September 17, 2013, between the Registrant and Parallel Investment Opportunities Partners II L.P.

10.10^	PIK Loan Note, dated December 31, 2013, between the Registrant and Capital Royalty Partners II L.P.

10.11^	PIK Loan Note, dated December 31, 2013, between the Registrant and Capital Royalty Partners II (Cayman) L.P.

10.12^	PIK Loan Note, dated December 31, 2013, between the Registrant and Capital Royalty Partners II—Parallel Fund “B” (Cayman) L.P.

10.13^	PIK Loan Note, dated December 31, 2013, between the Registrant and Parallel Investment Opportunities Partners II L.P.

10.14+^	Lease, dated December 13, 2012, between the Registrant and Middlesex Billerica 749 LLC.

10.15+^	First Amended and Restated Supply Agreement, dated June 25, 2014, between the Company and Myriad Genetic Laboratories Inc., as amended by Amendment 1 to Amended and Restated Supply Agreement, dated February 24, 2015.

10.16+^	Supply Agreement, dated February 24, 2009, between the Company and Sigma-Aldrich Inc., as amended by Amendment 1 to Supply Agreement, dated February 24, 2012.

Exhibit number	Description of exhibit

10.17+^	Supply Agreement, dated June 1, 2011, between the Company and Sony DADC Austria AG, as amended by Amendment and First Product Addendum, dated November 1, 2011, First Amendment to First Product Addendum, dated May 1, 2012, Second Amendment to First Product Addendum (ThunderStormTM Chips) to Supply Agreement, dated June 21, 2013, June 2013 Amendment to Supply Agreement, dated June 21, 2013, and June 2014 Amendment to Supply Agreement, dated June 1, 2014.

10.18#	Form of Change in Control Agreement between the Registrant and certain of its Executive Officers.

10.19#	RainDance Technologies, Inc. Senior Cash Incentive Bonus Plan.

10.20*#	RainDance Technologies, Inc. 2015 Employee Stock Purchase Plan.

10.21*#	Amendment to the RainDance Technologies, Inc. 2005 Employee, Director and Consultant Stock Plan.

10.22+^	Exclusive License Agreement Between the University of Chicago and RainDance Technologies for Microfluidic Technology, dated June 9, 2008, between the Company and the University of Chicago, as amended by Amendment No. 1, dated April 12, 2013.

10.23+^	License Agreement, dated February 23, 2006, between the Company and President and Fellows of Harvard College, as amended by Amendment Agreement, dated September 26, 2006, and Amendment No. 2, dated August 25, 2011.

10.24+^	Co-Exclusive Patent License Agreement for Nucleic Acid Detection and Analysis for All Fields of Use, dated September 18, 2008, between the Company and Lawrence Livermore National Security, LLC, as supplemented by Supplement One to Co-Exclusive Patent License Agreement for Nucleic Acid Detection and Analysis for All Fields of Use, dated September 2, 2009, as supplemented by Supplement Two to Co-Exclusive Patent License Agreement for Nucleic Acid Detection and Analysis for All Fields of Use, dated May 14, 2012, as supplemented by Supplement Three to Co-Exclusive Patent License Agreement for Nucleic Acid Detection and Analysis for All Fields of Use, dated June 26, 2013, as supplemented by Supplement Four to Co-Exclusive Patent License Agreement for Nucleic Acid Detection and Analysis for All Fields of Use, dated March 17, 2014, as supplemented by Supplement Five to Co-Exclusive Patent License Agreement for Nucleic Acid Detection and Analysis for All Fields of Use, dated April 15, 2014.

10.25+^	Exclusive License Agreement, dated December 5, 2005, between the Company and Medical Research Council.

21.1^	Subsidiaries.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1^	Power of Attorney (included on signature page).

*	To be filed by amendment.
+	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the SEC.
#	Denotes management compensation plan or contract.
^	Previously filed.